Form 20-F
period 2025-12-31
WeShop Holdings Ltd
filed 2026-04-30
CIK 2048271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 20-F
___________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended to December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
Commission file number: 001-42951
___________________________________
WeShop Holdings Limited
___________________________________
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Hawk House, 22 The Esplanade, JE1 1HH,
Jersey, Channel Islands
(Address of principal executive offices)
Johnny Hickling, Chief Finance Officer, (44) (808) 196-8324, corporate@we.shop, Hawk House, 22 The Esplanade, St Helier, Jersey, JE1 1HH, Channel Islands
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, no par value	WSHP	The Nasdaq Capital Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Class A ordinary shares, no par value 10,963,783
Class B ordinary shares, no par value                                 12,500,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐    No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17    ☐ Item 18
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐    No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this "Annual Report") includes statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipates,” “believes,” “continues,” “could,” “estimates,” “forecasts,” “intends,” “expects,” “may,” “plans,” “predicts,” “projects,” “proposes,” “seeks,” “should,” “targets” or “will” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts.

Such forward-looking statements are based on available current market information and the current expectations of WeShop including beliefs and forecasts concerning future developments and the potential effects of such developments on the Company. Factors that may impact such forward-looking statements include:

•our ability to launch and expand our business in the United States and other markets outside the United Kingdom;
•our ability to issue shares pursuant to the ShareBack program;
•competition, management of growth and potential fluctuations in operating results;
•our ability to identify suitable partners and agree on acceptable commercial terms;
•our ability to obtain, maintain, protect, defend and enforce our intellectual property rights;
•future results of operations, cost of revenues, investment in research and development activities, promotion of our services through performance-based advertising and other programs, changes to our disclosure controls and internal control over financial reporting, trends in operating expenses and provision for income taxes, increased costs associated with being a public company and share-based compensation expenses;
•business strategies, including expansion into new products, categories or geographic markets and investments to enhance our technology platform and services;
•the industry environment, including our relationships with affiliate partners and other key stakeholders;
•the effects of seasonality; and
•our ability to obtain additional financing required to support the growth of our business.

There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Undue reliance should not be placed upon any forward-looking statements made by the Company and any forward-looking statements made involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described above or under “Item 3. Key Information — D. Risk Factors.” Reported results should not be considered an indication of future performance. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report includes the Company’s audited consolidated financial statements and related notes as of and for the years ended December 31, 2025 and 2024, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of WeShop Holdings Limited and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Our financial information is presented in British pounds (“pounds Sterling,” “Sterling” or “£”), which is the Company’s presentation currency. References in this Annual Report to “U.S. Dollars,” “US$” or “$” are to the lawful currency of the United States of America.

Certain amounts included in this Annual Report have been rounded. Accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

“WePoints”, “WeShop”, “WeShare”, “ShareBack”, “THIS IS HOW” and “WeShopCoin”, together with related logos and platform branding, are trademarks or service marks of WeShop Holdings Limited or its subsidiaries. The Company maintains registered trademark protection for key elements of its brand portfolio in multiple jurisdictions, including the United Kingdom, the European Union, the United States and selected international territories through registrations obtained via the World Intellectual Property Organization (WIPO), covering, among others, the “WeShop”, “WeShare”, “ShareBack” and “THIS IS HOW” marks.

In the United Kingdom, the Company holds registered trademarks for “WeShop”, “ShareBack”, “THIS IS HOW”, “WeShare”, “WeCoin” and “WeShopCoin”, covering classes primarily associated with software, digital commerce platform services, telecommunications-related services and online retail and financial-related promotional services. Within the European Union, the Company holds registrations for “ShareBack”, “THIS IS HOW” and “WeShare” covering similar service classes. In the United States, registrations have been obtained for “WeShop”, “ShareBack”, “THIS IS HOW” and “WeShare”. The Company has also secured international trademark protection through WIPO filings for “ShareBack”, “WeShare” and “WeShop” across selected territories including Australia, China, Japan, Russia and South Korea.

Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this Annual Report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent permitted under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report also contains additional trademarks, service marks and trade names of third parties, which are the property of their respective owners. The Company’s use or display of third-party trademarks, service marks, copyrights or trade names is not intended to imply endorsement by or affiliation with such parties.

The Company also owns and operates domain names incorporating its principal trademarks and maintains additional unregistered trademark rights in certain jurisdictions through ongoing commercial use of its platform branding and services.

MARKET AND INDUSTRY DATA

This Annual Report contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties, as well as our own internal estimates and research.

Industry publications and third-party studies generally state that the information they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these publications and studies to be reliable, we have not independently verified the data contained in them.

In addition, forecasts and other forward-looking information obtained from these sources are subject to the same uncertainties and risks as other forward-looking statements contained in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information — D. Risk Factors.” These and other factors could cause actual results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

While we believe that our internal research is reliable and that the definitions of our markets and industries are appropriate, neither such research nor these definitions have been verified by any independent source.

GLOSSARY OF TERMS
•Affiliate Marketing – A marketing strategy where publishers earn a commission for promoting a company’s products or services.

•Affiliate Network – A technology provider that offers software enabling advertisers and publishers to automatically track and attribute transactions to the correct marketing channel.

•Cash back – A cash rebate given to a customer after they make a purchase, often as part of a promotional offer.

•Circle of Trust – The WeShop Circle of Trust describes the end-to-end process underlying the Company’s business model.

•Community Guidelines – WeShop’s rules and standards designed to regulate user behavior and content on the platform.

•Contingent Share – A contingent entitlement to a Class A ordinary share based on the account owner’s performance and return window of product referral.

•Conversion Rate – The rate at which a customer completes a purchase after clicking on a product.

•Co-Operative – An organization owned and operated by its members for their mutual benefit.

•Earned Media – Publicity or exposure gained through organic means, such as word-of-mouth or media coverage, rather than paid advertising.

•Gross Merchandise Value (GMV) – The total sales value of merchandise sold through a platform over a specified period.

•Influencer – An individual who has the ability to affect the purchasing decisions of others because of their authority, knowledge, position or relationship with their audience. Influencers typically have a dedicated and engaged following on social media platforms, blogs or other digital channels where they share content related to their area of expertise or interest.

•Lifetime Value – The total revenue a business can expect to earn from a customer over the duration of their relationship with the business.

•Moderation – The process of overseeing and managing user-generated content to ensure it adheres to WeShop’s Community Guidelines.

•Pilot – The initial launch of WeShop in the United Kingdom from July 2022 until November 2024.

•Placements – The locations where advertisements or content are displayed within the Platform.

•Platform – Used synonymously with WeShop and the service in its entirety.

•Product Tag – A direct link to a product used within Recommendations.

•Recommendation – The primary content type posted by WeShop users when recommending a product to their followers.

•Referral – A person who joins WeShop using a unique referral link provided by another WeShop user.

•Referral Code – A unique identifier used to identify and attribute new user registrations to the person who invited them to WeShop.

•Retention Rate – The percentage of customers who continue to use a product or service over a specified period.

•Return on Investment (ROI) – A measure of the profitability of an investment, calculated as the ratio of net profit to the original investment cost.

•Shareback – WeShop’s reward mechanism offered to users who make purchases, or refer users who make purchases, via the WeShop platform.

•Shareback Plan – The Company’s Shareback rewards program, pursuant to which eligible users of the WeShop platform may receive WePoints in connection with qualifying purchases, referrals, or other qualifying engagement activities. WePoints represent contractual rights that may, subject to applicable terms and conditions and regulatory limitations, become eligible for redemption into the Company’s Class A ordinary shares through the WeShop Community Trust in accordance with the Shareback framework described in this Annual Report.

•Shareback Rate – The percentage rate applied to an eligible transaction used to determine the number of WePoints awarded to a user. The applicable Shareback Rate may vary by retailer and promotional campaign and is disclosed to users within the WeShop application at or prior to the time of the transaction.

•By way of example, if a user spends $100 with a retailer offering a Shareback Rate of 10%, the user would be eligible to receive WePoints with a notional value equal to $10, calculated by dividing such amount by the volume-weighted average price (“VWAP”) of the Company’s Class A ordinary shares on the previous full trading day.

•Social Interaction – Posting, liking or commenting on a post on the WeShop platform.

•User or user – An entity or individual that creates a valid account on the WeShop platform.

•User Dashboard – A section of the mobile application where users can view their indicative WePoints balance which may ultimately lead to receiving WeShop shares.

•User Profile – A section of the mobile application where users can view previously posted content, manage their account and access their wish lists.

•User Wishlist – A section of the mobile application where users can add items they would like to purchase in the future.

•User-Generated Content (UGC) – Content created by users of a platform or service, including text, videos, images, reviews and other media.

•VWAP – Volume-weighted average price.

•WePoint – A reward unit allocated to users based on qualifying transactions or referrals. WePoints are awarded by the WeShop Community Trust following confirmation of the underlying transaction by the relevant retailer. WePoints may be revoked, adjusted or cancelled if a transaction is voided, refunded, reversed or otherwise results in the Company not receiving a commission from the applicable affiliate network.

•WeShop – The shoppable social network operated by WeShop Holdings Limited (Nasdaq: WSHP).

•WeShop Community Trust – A legal entity established to manage assets for the purpose of transferring shares of WeShop to users who have earned WePoints.

Part I
Item 1. Identity of Directors, Senior Management and Advisers

Information required by this Item is incorporated by reference to “Item 6. Directors, Senior Management and Employees.
Item 2. Offer Statistics and Expected Timetable

Not applicable.
Item 3. Key Information

A.[Reserved.]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

The following are important factors that could affect our business, financial condition or results of operations and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report, our other filings with the SEC or in presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors in conjunction with this Annual Report, including “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition or results of operations. If any of the following risks actually occur, or other risks that we are not aware of become material, our business, financial condition, results of operations and future prospects could be materially and adversely affected.

Summary of Risk Factors

The following is a summary of the more significant risk factors associated with an investment in our Class A ordinary shares, which are more fully described below:

• our ability to grow and retain an active base of users, retailers and affiliate partners on the WeShop platform;

• our dependence on a limited number of affiliate networks for a significant portion of our revenue;

• intense competition in the markets in which we operate and our ability to maintain and strengthen the WeShop brand;

• our dependence on search engines and other third-party platforms to attract users to our service;

• our ability to successfully expand our business internationally, including into the United States;

• disruptions, capacity constraints, cybersecurity incidents or other failures affecting our technology infrastructure;

• our ability to attract, retain and motivate key management and highly skilled personnel;

• risks associated with intellectual property protection, litigation and reputational matters;

• our exposure to evolving laws and regulations relating to privacy, data protection, consumer protection and other matters;

• identified material weaknesses in internal control over financial reporting and our ability to remediate such material weaknesses;

• fluctuations in our operating results, seasonal trends in consumer spending and our history of losses;

• changes to Shareback Rates, referral rates and promotional incentives that may affect user behavior or our financial performance;

• the volatility and limited trading history of our Class A ordinary shares and the risk that an active trading market may not be sustained;

• dilution resulting from future issuances of Class A ordinary shares, including under the Shareback Plan and equity incentive arrangements;

• our status as a foreign private issuer and emerging growth company and our reliance on exemptions from certain U.S. securities law and The Nasdaq Capital Market LLC ("Nasdaq") corporate governance requirements;

• risks associated with our British Virgin Islands corporate structure, including limitations on shareholder rights and the enforceability of judgments; and

• risks relating to WePoints and the Shareback Plan, including the absence of inherent value unless properly redeemed and restrictions on redemption timing and conditions.

Risks Related to Our Business
If we fail to grow the number of consumers and retailers that use our service, our financial results will suffer.
Our relationships with consumers and retailers are mutually dependent. We believe consumers will not use our service unless we offer extensive product listings from retailers and that retailers will not use our service unless consumers actively use it to purchase products from them. It is difficult to predict the degree to which consumers and retailers will use our service in the future. Consumers who dislike changes to our service may stop using it, and retailers who dislike the quality of lead referrals that we send to them may cease to use our service or reduce overall spending for our service. Additionally, retailer attrition or reductions in retailer spending could reduce the comprehensiveness of the listings presented on our service, which could lead to fewer consumers using our service. When a user opens our App, we advertise retailers where (i) such retailer has paid for such placement and/or (ii) we have decided to advertise such retailer due to their popularity or seasonality/relevance. Additionally, when a user searches for a product the results returned are based on a closest match basis and isn't as a result of paid promotion. As a result, consumers may perceive our service to be less objective than those provided by other online shopping solutions. Failure to achieve and maintain a large and active base of consumers and retailers using our service could reduce our revenues and adversely affect our financial condition and results of operations.

We face intense competition.
Our business operates in a rapidly evolving and highly competitive environment. We face competition across multiple markets and geographies from a range of companies, including e-commerce platforms, social commerce platforms, affiliate marketing networks, cashback and rewards platforms, digital advertising providers, online marketplaces, and other companies seeking to influence consumer purchasing decisions online. Some of our current and potential competitors have greater financial, technical and marketing resources, longer operating histories, larger customer bases, and stronger brand recognition than we do, particularly in connection with newly launched products and services and in newer geographic markets. These competitors may be able to secure more favorable commercial arrangements with retailers or other partners, adopt more aggressive pricing strategies, and devote greater resources to technology, platform development, marketing, and user acquisition.

Competition continues to intensify, including with the development of new business models and the entry of new and well-funded competitors, and as our competitors enter into business combinations or alliances and established companies in other market segments expand to become competitive with our business. In addition, new and enhanced technologies, including search, web and infrastructure computing services, digital content, and electronic devices continue to increase our competition. The Internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller, or lesser-known businesses to compete against us. As a result of competition, our product and service offerings may not be successful, we may fail to gain or may lose business, and we may be required to increase our spending or lower prices, any of which could materially reduce our sales and profits.
The loss of a significant number of retailers could harm our business by reducing our revenues and by making our service less attractive to users.
Although retailers enter into contracts with us through affiliate networks, when they enroll in our service they are not required to pay us any minimum amounts, or to list a minimum number of products. If a large number of our retailers were to cancel or significantly reduce the number of their product listings, the quality of the shopping experience we offer consumers would decline, leading to a reduction in the number of consumers using our service, harming our business and financial results.
We depend on affiliate networks to maintain relationships with retailers. For the years ended December 31, 2025 and 2024, a significant portion of our revenues was derived through a limited number of affiliate network providers. Three affiliate network counterparties accounted for approximately 74% of our revenues and approximately 78% of our accrued income as of December 31, 2025, and three affiliate network counterparties accounted for approximately 81% of our revenues as of December 31, 2024, with one affiliate network counterparty accounting for approximately 52% of our accrued income as of that date. Our revenues could decline and our business may suffer if any of these affiliate networks were to lose their retailers, have a decrease in the commissions paid to them by their retailers, or voluntarily terminate their agreements with us.

Spending to develop and maintain the WeShop brand is costly and does not assure future revenues.
Many competing online shopping services have well-established brands. If we do not build brand recognition and loyalty with consumers and retailers quickly, we may lose the opportunity to build the large base of loyal consumers and retailers that we believe is essential to our success. In 2022, we launched our new website, https://we.shop, and we have had only a short time to develop recognition of the WeShop brand. We may make significant expenditures for similar promotions in the future, but we have not yet determined the timing or amount of future expenditures. There is no guarantee that this strategy will increase the recognition of our brand. In addition, even if our brand recognition increases, this may not result in increased use of our service or higher revenues.
We depend on search engines to attract a substantial portion of the consumers who visit our service, and losing these consumers would adversely affect our revenues and financial results.
Many consumers access our service by clicking through on search results displayed by search engines, such as Google. Search engines typically provide two types of search results, algorithmic listings and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct a substantial portion of consumers to our service. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. When search engines on which we rely for algorithmic listings modify their algorithms, this has, on occasion, resulted in fewer consumers clicking through to our website, requiring us to resort to other costly resources to replace this traffic, which, in turn, reduces our operating and net income or our revenues, which harms our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, or our revenues could decline and our business may suffer.
If WeShop users cease to provide us with reviews or remove their content from our service, the number of consumers using our service and our revenues could decline.
Our service contains a significant amount of User-Generated Content, primarily reviews of products, services and retailers. WeShop users may modify or remove their content from our service at any time, and some have done so in the past. A small number of users have produced a substantial portion of the WeShop content. If a large amount of content were to be removed from our service, it could lower the value of our service to consumers and harm our business. In addition, though we provide tools to allow users to rate the helpfulness of reviews, we do not approve, edit or modify any User-Generated Content on our service. WeShop users have, in the past, submitted profane or other undesirable content, which could offend our consumers or retailers. If WeShop users cease authoring reviews or if the quality of their reviews deteriorates, the number of consumers using our service could decline, which could result in a decrease in revenues, adversely impacting our results of operations.
Our plans for international expansion could fail as a result of risks associated with international operations.
Our consumers and retailers are located in the United Kingdom. International expansion, especially in the United States, is a key element of our strategy, but we have limited experience developing or customizing our service to conform to currencies, languages, cultures, standards and regulations outside the United Kingdom. We have operated a website in the United Kingdom since June 2022.
Expanding our international operations will require management attention and resources and will engage us in competition with local companies that are better established and more familiar with the preferences of consumers and retailers in those markets than we are. In addition, the risks we will face in expanding our business internationally include:
•online shopping might not be sufficiently popular with consumers and retailers in different countries;
•we might be unable to customize our website to conform to local market preferences;
•costs required to customize our product catalog for different countries might be high;
•regulatory requirements in different countries might restrict some product offerings;
•governments might impose taxes, tariffs or other limitations on Internet access or transactions;
•foreign operations could require significant management attention;
•foreign currency exchange rates will fluctuate;
•protection of intellectual property rights may be weaker in some countries;

•technological infrastructures, such as access to broadband, might be less developed in some countries;
•we might experience longer payment cycles and greater collection problems; and
•political instability in some countries might disrupt our business.
Any of these risks could have a material adverse effect on our international operations and could affect the profitability of those operations or even cause their total failure, resulting in the loss of our investment. In such events, our business, results of operations, financial condition and liquidity would suffer.
Capacity constraints and system failures or security breaches could prevent access to our service, which could affect our revenues and harm our reputation.
Our service goals of performance, reliability and availability require that we have adequate capacity in our computer systems to cope with the volume of visits to our websites. As our operations grow in size and scope, we will need to improve and upgrade our systems and infrastructure to offer consumers and retailers enhanced services, capacity, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.
If our systems are not expanded in a timely manner to cope with increased website traffic, we could experience disruptions in service, slower response times, lower consumer and retailer satisfaction, and delays in the introduction of new products and services. Any of these problems could impair our reputation and cause our revenues to decline.
Our ability to provide high-quality service depends on the efficient and uninterrupted operation of our computer and communications systems. Our service has experienced system interruptions from time to time and could experience periodic system interruptions in the future. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, design defects, vandalism, denial-of-service attacks and similar events. Our business interruption insurance may not adequately compensate us for losses that may occur. Any system failure that causes an interruption in service or decreases the responsiveness of our service could impair our reputation and cause our revenues to decline.
We may not be able to hire and retain the personnel we need to support and expand our business, which could cause our business to shrink, or slow any expansion.
Our future success depends on our ability to identify, hire, train, retain and motivate highly-skilled executive, technical, sales, marketing and business development personnel. Our existing key personnel include all of our executive officers and management team. The loss of any member of this team could disrupt our operations until a suitable replacement is found. Competition for highly-skilled personnel is intense in the technology and Internet markets. The process of locating, training and successfully integrating highly-skilled personnel into our operations can be lengthy and expensive. If we fail to attract, integrate and retain highly-skilled personnel, our ability to support, expand and manage our business could suffer.
We may be subject to costly litigation arising out of information presented on or collected in connection with our service, and the litigation could have a material adverse effect on our business if decided adversely.
Claims could be made against us under U.S. and foreign law for defamation, libel, invasion of privacy, deceptive or unfair practices, fraud, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through our service or based on our collection and use of information. The law relating to the liability of online companies for information carried on, disseminated through or collected by their services is currently unsettled. Our service includes consumer-generated reviews from our WeShop website, which includes information regarding the quality of goods, and the reliability of retailers that sell those goods. Similar claims could be made against us for that content. We may be required to reduce exposure to liability for information disseminated through our service, which could require substantial expenditures and discontinuation of some service offerings. Any such response could materially increase our expenses or reduce our revenues. Our liability insurance may not be adequate to indemnify us if we become liable for information disseminated through our service. Any costs incurred as a result of such liability that are not covered by insurance could reduce our profitability or cause us to sustain losses, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. We may also be subject to claims or regulatory action arising out of the collection or dissemination of personal, non-public information of users of our service.

Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.
Members of our management team have been involved in a wide variety of businesses. Such involvement has led to media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations could harm our reputation.
We may be subject to costly intellectual property litigation that could have a material adverse effect on our business if decided adversely.
We could face claims that we have infringed the patent, trademark, copyright or other intellectual property rights of others. From time to time, we receive such claims and we are ordinarily involved in litigation over such claims. Intellectual property litigation is often extremely costly, unpredictable and disruptive to business operations. It may not be possible to obtain or maintain insurance covering these risks. Any adverse decision, including an injunction or damage award entered against us, could subject us to significant liabilities, require us to seek to obtain licenses from others, make changes to our brand, prevent us from operating our business, or cause severe disruptions to our operations or the markets in which we compete. Any of these developments could harm our reputation, our business and our results of operations.
We may not be able to protect intellectual property rights upon which our business relies, and if we lose intellectual property protection, we may lose valuable assets.
Our business depends on our intellectual property, including internally-developed technology and data resources and brand identification by the public, which we attempt to protect through a combination of copyright, trade secret, patent and trademark law and contractual restrictions, such as confidentiality and proprietary rights agreements. We also depend on our trade names and domain names. We have no patents. Applications we have filed for patent and other intellectual property registration may not result in the issuance of patents, registered trademarks, service marks or other intellectual property registrations. In particular, if we are not able to maintain the registered trademark for the name WeShop, and as a result are not able to protect our brand, our business could suffer from possible confusion among consumers and retailers, among other things. In addition, our use of unregistered trade names and service marks may not protect us from the use of similar marks by third parties. Intellectual property laws vary from country to country, and it may be more difficult to protect and enforce our intellectual property rights in some foreign jurisdictions. We have had experiences with other companies using or planning to use a name similar to ours as part of a company name, domain name, trademark or service mark. In the future, we may need to litigate in the United States or elsewhere to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. This litigation would be expensive and would likely divert the attention of our management.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our service, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and retailers, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.
We may be unable to protect our Internet domain names, which could decrease the value of our brand.
We have the right to use domain names for website destinations that we use in our business. If we are unable to protect our rights in these domain names, our competitors could capitalize on our brand recognition by using these domain names for their own benefit. Domain names similar to https://we.shop have been registered in the United States and elsewhere. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and varies from jurisdiction to jurisdiction. We may be unable to prevent third parties from acquiring domain names that infringe on, or otherwise decrease the value of, our brand, or our trademarks, service marks or other proprietary rights. Protecting and enforcing our intellectual property rights and determining the proprietary rights of others may require litigation, which could result in substantial costs and divert management attention. We may not prevail if litigation is initiated.
Exchange rate fluctuations between the U.S. Dollar and the British Pound may decrease our earnings.
Currently all of our revenues and our costs, including personnel and some marketing, facilities and other expenses, are incurred in British Pounds. Inflation in the United Kingdom may have the effect of increasing the U.S. Dollar cost of our operations in that country. If the U.S. Dollar declines in value in relation to one or more of these currencies, it will become more expensive for us to fund our operations in the countries that use those other currencies.
If we cannot adequately manage any future growth, our results of operations will suffer.
We have experienced rapid growth in our operations, and our anticipated future growth, if such growth occurs at all, may place a significant strain on our managerial, operational and financial resources. We have made, and may continue to make, inadequate estimates for the costs and risks associated with our expansion, and our systems, procedures and managerial controls may not be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product listings and record and report financial and management information on a timely and accurate basis. If we are unable to manage any such expansion successfully, our revenues may not grow, our expenses may increase and our results of operations may be adversely affected.
Our expansion places a significant strain on our management, operational, financial, and other resources.
We plan to rapidly and significantly expand our global operations, including increasing our product and service offerings and scaling our infrastructure to support our retail and services businesses. The complexity of the current scale of our business can place significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions, and our expansion increases these factors. Failure to manage growth effectively could damage our reputation, limit our growth, and negatively affect our operating results.
The loss of key senior management personnel or the failure to hire and retain highly skilled and other personnel could negatively affect our business.
We depend on our senior management and other key personnel, including our Chairman and CEO. We do not have “key person” life insurance policies. We also rely on other highly skilled personnel. Competition for qualified personnel in the industries in which we operate, as well as senior management, has historically been intense. For example, we experience significant competition in the technology industry, particularly for software engineers, computer scientists, and other technical staff. In addition, changes we make to our current and future work environments may not meet the needs or expectations of our employees or may be perceived as less favorable compared to other companies’ policies, which could negatively impact our ability to hire and retain qualified personnel. The loss of any of our executive officers or other key employees, the failure to successfully transition key roles, or the inability to hire, train, retain, and manage qualified personnel, could harm our business.
We are also subject to labor union efforts to organize groups of our employees from time to time. These organizational efforts, if successful, decrease our operational flexibility, which could adversely affect our operating efficiency. In addition, our response to any organizational efforts could be perceived negatively and harm our business and reputation.
Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
We will be subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, anti-corruption law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.
These U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.
We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between the UK and United States. For example, the UK passed the UK Extension to the EU-U.S. Data Privacy Framework ("DPF") which allows transfer of data between the UK and the United States for certified organizations. If we are not able to become and remain a certified organization under the DPF, we may be subject to additional restrictions that could make it infeasible to transfer data between the UK and the United States. If we are unable to transfer data between the UK and United States, or if we are restricted from sharing data among our products and services, it could affect the manner in which we provide our services or our ability to target ads, which could adversely affect our financial results.
Proposed or new legislation and regulations could also significantly affect our business. For example, the UK passed the Data Protection Act ("DPA") in 2018 which incorporates the principles and requirements of the General Data Protection Regulation. The DPA applies to all of our products and services used by people in the UK. The DPA includes operational requirements for companies that receive or process personal data of residents of the UK that are different from those previously in place in the UK. Further changes to UK data privacy laws could affect the manner in which we provide our services or adversely affect our financial results.
We identified material weaknesses in our internal control over financial reporting for the years ended December 31, 2025 and 2024, and we may identify material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. During the preparation and audit of our consolidated financial statements for the years ended December 31, 2025 and 2024, we identified certain deficiencies in internal control over financial reporting that were determined to constitute material weaknesses. Certain of these material weaknesses contributed to the restatement of our previously issued consolidated financial statements.
As a public company, we are subject to the requirements of the Sarbanes-Oxley Act of 2002 as amended (the "Sarbanes-Oxley Act"). Under Section 404(a) of the Sarbanes-Oxley Act, management is required to evaluate and report on the effectiveness of our internal control over financial reporting. Although, as a foreign private issuer, we are currently not required to obtain an attestation report from our independent registered public accounting firm under Section 404(b), we are required to maintain effective disclosure controls and procedures and internal control over financial reporting. If we fail to remediate these material weaknesses or otherwise maintain effective internal control over financial reporting, we may be unable to accurately report our financial results on a timely basis, which could adversely affect investor confidence in our reported financial information, subject us to regulatory scrutiny or sanctions by the SEC or Nasdaq, and adversely affect the market price of our ordinary shares.

We cannot assure you that these material weaknesses will be fully remediated in a timely manner, or that additional material weaknesses will not be identified in the future. Any failure to remediate existing material weaknesses or to maintain effective internal control over financial reporting could materially adversely affect our business, operating results, financial condition and ability to comply with applicable reporting requirements. See the section titled "Item 15 Controls and Procedures-Management's Annual Report on Internal Control over Financial Reporting."

Macroeconomic conditions relating to retail business could adversely affect our operations.
Demand for products and services on our platform can fluctuate significantly due to many macroeconomic conditions, including recessionary fears or rising inflation and rising interest rates, supply chain and labor disruptions, geopolitical risks, and market uncertainty natural or human-caused disasters (including public health crises) or extreme weather (including as a result of climate change), or geopolitical events. If too many users access our platform within a short period of time due to increased demand, we may experience system interruptions that make our platform unavailable, which may reduce the volume of goods we offer or sell and the attractiveness of the products and services offered on our platform.

The rapid evolution of our industry makes it difficult for investors to evaluate our business prospects and may result in significant declines in our share price.
Our service has been available in the United Kingdom since 2022. Since that time, Internet commerce has continued to grow rapidly, and consumer usage patterns have continually evolved. Many businesses related to Internet commerce have failed, and many new rewards-shopping services have been introduced and some have failed. Because Internet commerce is a competitive industry, we have made frequent changes in our websites and other aspects of our business operations. Some of the special risks we face in our rapidly-evolving industry are:
•the new and unproven nature of our WeShop brand;
•delays and obstacles to enhancing our service to meet evolving demands;
•difficulties in forecasting trends that may affect our operations;
•challenges in attracting and retaining consumers and retailers;
•significant dependence on a small number of revenue sources;
•evolving industry demands that require us to adapt our pricing model from time to time; and
•adverse technological changes and regulatory developments.
If we are unable to meet these risks and difficulties as we encounter them, our business, financial condition, results of operations and liquidity may suffer.
Our financial results are likely to fluctuate significantly from quarter to quarter, which makes them difficult to predict and could result in significant variations in our share price.
Our quarterly financial results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. As a result, you should not rely upon our quarterly financial results as indicators of future performance. Our financial results depend on numerous factors, many of which are outside of our control, including:
•seasonal fluctuations in consumer shopping and retailer advertising;
•the number of consumer visits to our service and subsequent lead referrals;
•changes in the lead referral fees that retailers are willing to pay;
•the costs of attracting consumers and retailers to our service, including advertising costs;
•the timing and amount of international expansion costs;
•the introduction of new consumer and retailer offerings;
•the loss of one or more of our retailers or other listings providers;
•system failures, security breaches or Internet downtime;
•difficulty in upgrading our information technology systems and infrastructure;
•fluctuations in currency exchange rates; and
•the costs of acquisitions and risks of integration of acquired businesses.
Many of our expenses are fixed in the short term and determined based on our investment plans and estimates of future revenues. We expect to incur significant new expenses in developing our technology and service offerings, as well as in advertising and promotion to attract and retain consumers and retailers, before generating associated revenues. We may be unable to adjust our expenditures quickly enough to compensate for any unexpected revenue shortfall. For these or other reasons, our financial results in future quarters may fall below the expectations of management or investors and the price of, and long-term demand for, our Class A ordinary shares could decline.

We typically generate a disproportionately high amount of our revenues in the fourth quarter of each year. If that seasonal pattern were to be disrupted for any reason, our revenues and financial results for that year could be harmed, resulting in a decline in our share price.
Changes to Shareback Rates, referral rates, multipliers and promotional incentives could adversely affect our results of operations and may not achieve the intended commercial outcomes.

We may from time to time modify the Shareback Rate offered to users for transactions with particular retailers, adjust referral rates, introduce multipliers or time-limited promotional incentives, or otherwise alter the economics of our rewards program in order to stimulate user growth, increase transaction volume, enhance brand awareness or achieve other strategic objectives. These initiatives may increase our costs or reduce our margins, particularly if higher reward levels are not offset by corresponding increases in commission revenue, transaction volume, retailer participation or other commercial benefits.

Promotional increases in Shareback Rates or referral rates may also create user expectations regarding future reward levels. If we subsequently reduce or discontinue enhanced reward levels, our user engagement, transaction activity or overall platform growth could decline. In addition, the complexity of varying rates, multipliers and promotional structures may lead to user confusion, disputes or dissatisfaction, which could adversely affect our reputation and business.

There can be no assurance that any changes to our rewards structure or promotional programs will result in increased user activity, higher revenues or improved long-term performance. If such initiatives fail to achieve their intended objectives or result in increased costs without commensurate benefits, our financial condition, results of operations and cash flows could be materially adversely affected.

We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.
We have had a history of losses since inception, and we may continue to incur losses. We expect to continue to increase our sales and marketing expenses, research and development expenses, and general and administrative expenses, and we cannot be certain that our revenues will continue to grow at the same pace, if at all. If our revenue growth does not continue, we may experience a loss in future periods, which could cause our share price to decline.
Risks Related to Ownership of Our Class A Ordinary Shares
An active, liquid and orderly trading market for our Class A ordinary shares may not be sustained and the market price of our Class A ordinary shares may be volatile.

Our Class A ordinary shares are listed and traded on Nasdaq. However, there can be no assurance that an active, liquid and orderly trading market for our Class A ordinary shares will be sustained. If an active market is not maintained, the market price of our Class A ordinary shares may be depressed and shareholders may be unable to sell their shares at the times they desire or at prices they consider acceptable. In addition, an illiquid trading market could impair our ability to raise capital, motivate employees through equity incentive awards, and use our Class A ordinary shares as consideration in acquisitions.

We cannot predict the prices at which our Class A ordinary shares will trade, and the market price of our Class A ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control.

Because we completed a direct listing and did not conduct a firm-commitment underwritten initial public offering, there was no underwritten initial public offering price and our Class A ordinary shares have limited trading history. As a result, the trading price of our Class A ordinary shares may be more volatile than the shares of companies that have completed a firm-commitment underwritten initial public offering, particularly during periods of limited trading volume, order imbalances, or heightened market interest. In addition, to the extent that individual investors participate disproportionately in trading activity in our Class A ordinary shares, such participation may contribute to price volatility, including rapid increases or decreases in the trading price.

If the trading price of our Class A ordinary shares rises to levels that investors determine are not sustainable based on their assessments of our business or prospects, the trading price may decline, potentially significantly and rapidly. In addition, short selling activity could create additional downward pressure on the trading price of our Class A ordinary shares.

Additionally, the public price of our Class A ordinary shares could be subject to wide fluctuations in response to the risk factors described in this Annual Report and others beyond our control, including:
•changes in the industries in which we operate;

•variations in our operating performance and the performance of our competitors in general;
•actual or anticipated fluctuations in our quarterly or annual operating results;
•publication of research reports by securities analysts about us or our competitors or our industry;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•additions and departures of key personnel;
•changes in laws and regulations affecting our business;
•commencement of, or involvement in, litigation involving us;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of our Class A ordinary shares available for public sale; and
•general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.
In addition, securities exchanges have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be more pronounced given the limited trading history of our Class A ordinary shares and may be particularly acute during periods of limited liquidity or heightened market interest. In the past, shareholders have instituted securities class action litigation following periods of market volatility.. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

Future sales of Class A ordinary shares could cause our share price to decline.
Our Class A ordinary shares are listed and traded on Nasdaq. Future sales of substantial amounts of our Class A ordinary shares, or the perception that such sales may occur, could adversely affect the market price of our Class A ordinary shares. Sales by existing shareholders (including pursuant to Rule 144 under the Securities Act) could result in increased supply in the public market and could cause the trading price of our Class A ordinary shares to decline. Conversely, if relatively few shares are available for trading, the trading price of our Class A ordinary shares may rise to levels that are not sustainable and may be subject to significant volatility. In addition, the liquidity of our Class A ordinary shares may be affected by the concentration of share ownership, the willingness of shareholders to sell, and the level of participation by institutional investors. Accordingly, an active, liquid and orderly trading market for our Class A ordinary shares may not be sustained, which could significantly depress the trading price of our Class A ordinary shares and/or result in significant volatility, which could affect your ability to sell your Class A ordinary shares.

The trading market for our Class A ordinary shares has a limited history, and investors may have difficulty evaluating our business and prospects, which may contribute to volatility in the trading price.

In addition to the dilutive effect on the voting power and value of our Class A ordinary shares, the foregoing structure of our capital shares may render our Class A ordinary shares ineligible for inclusion in certain securities market indices, and thus adversely affect the price and liquidity of, and public sentiment regarding, our Class A ordinary shares or other securities.
You may be diluted by future issuances of preferred shares or additional Class A ordinary shares in connection with our Shareback Plan, incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our share price.
The issuance of Class A ordinary shares pursuant to the Shareback Plan will have an ongoing dilutive effect on our existing shareholders. If the WeShop Community Trust issues all of the ordinary shares held for the Shareback Plan, such shares would account for fifty percent of the currently issued and outstanding Class A ordinary shares (assuming no additional issuances of Class A ordinary shares).

Our amended and restated memorandum and articles of association ("Memorandum and Articles") authorize us to issue Class A ordinary shares and options, rights, warrants and appreciation rights relating to our Class A ordinary shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion. We may issue a significant number of Class A ordinary shares in the future in connection with investments, acquisitions or other strategic transactions.

We may continue to make grants under our 2022 Employee Share Option Plan and may amend, expand or adopt additional equity incentive plans in the future. In addition, we may grant new performance-based equity awards or expand existing performance incentive arrangements for management and other service providers, which may result in the issuance of additional Class A ordinary shares. Any of these issuances could dilute our existing shareholders, and such dilution could be significant. For more information, see “Capitalization.” Moreover, such dilution could have a material adverse effect on the market price of our Class A ordinary shares.

In addition, we may issue Class A ordinary shares to consultants, advisors, brand ambassadors or other strategic partners in connection with marketing, promotional, advisory or other strategic arrangements, whether pursuant to existing incentive plans or separate contractual arrangements approved by our board of directors. Such issuances may be significant and may not involve cash consideration. Any such issuances would dilute existing shareholders and could adversely affect the market price of our Class A ordinary shares.

Although we expect that any such equity-based arrangements would be structured to align incentives with the long-term growth of our business, including through the use of performance-based conditions and strategic objectives, there can be no assurance that these arrangements will result in increased shareholder value. Future issuances of equity securities, whether under these arrangements or otherwise, could adversely affect the market price of our Class A ordinary shares and may result in substantial dilution to existing shareholders.

The future issuance of preferred shares with voting rights could adversely affect the voting power of holders of our Class A ordinary shares. This may occur through dilution if the preferred shares vote together with the Class A ordinary shares as a single class, or through the ability of preferred shareholders to block actions requiring a separate class vote, even where approved by holders of our Class A ordinary shares.

Because we have no current plans to pay cash dividends on our ordinary shares, you may not receive any return on investment unless you sell your Class A ordinary shares for a price greater than that which you paid for it.
We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our Class A ordinary shares in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our Class A ordinary shares may also be limited by the terms of any future debt securities or credit facility. As a result, capital appreciation, if any, of the Class A ordinary shares you purchase will be your sole source of gain for the foreseeable future.
Provisions in our Memorandum and Articles may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management.
Our Memorandum and Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions will include limitations on the ability of shareholders who own more than 15% of voting securities (which were acquired after the listing date) to effectuate a business combination, a staggered board of directors, the ability of the board of directors to designate the terms of and issue new series of preferred shares, and the fact that only holders of our Class A ordinary shares are entitled to vote on the appointment of directors, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Our Memorandum and Articles provide that unless we consent in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with our Memorandum and Articles or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former director, officer or other employee to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BVI Business Companies Act, Revised Edition, 2020 (“BVI Act”) or our Memorandum and Articles, or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the British Virgin Islands over all such claims or disputes. This forum selection provision in our Memorandum and Articles will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim. Our Memorandum and Articles provide that the federal district courts in the United States shall be the exclusive forum for claims against us under the Securities Act and the Exchange Act.

Our Memorandum and Articles also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the British Virgin Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the British Virgin Islands as exclusive forum.

These choice of forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our ordinary shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions. The Securities Act provides that state courts and federal courts shall have concurrent jurisdiction over claims under the Securities Act, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our Memorandum and Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.
We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in this Annual Report and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.
We will remain an emerging growth company until the earliest of (i) five years from the date of our initial public offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A ordinary shares held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
It is possible that some investors will find our Class A ordinary shares less attractive as a result of the foregoing, which may result in a less active trading market for our Class A ordinary shares and higher volatility in our share price.
Our management and principal shareholders own a significant percentage of our outstanding ordinary shares and will be able to exert significant control over matters subject to shareholder approval.
As of April 20, 2026, our executive officers, directors and five percent or greater shareholders and their respective affiliates beneficially own, in the aggregate, approximately 87% of our outstanding Class A ordinary shares, including shares issuable upon the exercise of options and warrants exercisable within 60 days of such date. As a result, these shareholders, if acting together, have the ability to exert significant influence over, and in certain circumstances control, matters requiring shareholder approval, including the election of directors, amendments to our organizational documents and approval of mergers, asset sales or other significant corporate transactions. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our Class A ordinary shares that you or other shareholders may feel are in your or their best interest as one of our shareholders.

If a United States person is treated as owning 10% or more of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to us and each of our controlled foreign corporation (“CFC”) subsidiaries (if any). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.
Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the above reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Class A ordinary shares.
U.S. Holders of our Class A ordinary shares may suffer adverse consequences if we are treated as a passive foreign investment company.
We would be a passive foreign investment company (“PFIC”), for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) (the “Code”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.
If we are treated as a PFIC, adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in the section titled “Taxation—Material United States Federal Income Tax Considerations for U.S. Holders”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our Class A ordinary shares. U.S. Holders are urged to consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares.
If we fail to meet with Nasdaq continued listing standards, our Class A ordinary shares may be delisted, which would impair our ability to reward users via the Shareback Plan.
Pursuant to Nasdaq Listing Rules 5550(a) and 5550(b)(1), the Company must maintain at least $2.5 million in shareholders’ equity and have 500,000 publicly held shares, $1 million in publicly held securities, a minimum $1 bid price, 300 public holders, and two market makers. If we fail to comply with any of these requirements and fail to meet the criteria of another listing standard pursuant to Nasdaq Listing Rules 5550(a) and either 5550(b)(2) or 5550(b)(3), then we may be delisted from Nasdaq.
Any non-compliance may be costly, divert management’s time and attention, and could have a material adverse effect on our business, reputation, financing, and results of operation. A delisting could substantially decrease trading in the Class A ordinary shares, adversely affect the market liquidity of the Class A ordinary shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, materially adversely affect its ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. The market price of our Class A ordinary shares may decline further, and shareholders may lose some or all of their investment. If we are delisted, the Class A ordinary shares transferred from the WeShop Community Trust to our users pursuant to the Shareback Plan will be less attractive. This could force us to adopt a rewards program such as cash back, which may adversely affect our ability to attract and retain users and damage our business and results of operation.

As a foreign private issuer in the United States, we are permitted to, and will, rely on exemptions from certain Nasdaq corporate governance standards, which may afford less protection to holders of our Class A Ordinary Shares.
As a foreign private issuer, we are exempted from certain corporate governance requirements of Nasdaq. We are required to provide a brief description of the significant differences between our corporate governance practices and Nasdaq corporate governance practices required to be followed by domestic U.S. companies listed on Nasdaq. The standards applicable to us are considerably different from the standards applied to domestic U.S. issuers. For instance, we are not required to:
•have a majority of the board of directors be independent (although all of the members of the audit committee must be independent under the Securities Act);
•have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or
•have regularly scheduled executive sessions with only independent directors.
We intend to continue to rely on these exemptions. As a result, holders of our Class A Ordinary Shares may not be provided with the benefits of certain corporate governance requirements of Nasdaq.
As a foreign private issuer in the United States, we are exempt from certain U.S. proxy rules and disclosure requirements under the Exchange Act, which may afford less protection to holders of our Class A Ordinary Shares than they would enjoy if we were a domestic U.S. company.
As a foreign private issuer in the United States, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our Class A Ordinary Shares may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination with respect to us will be made on June 30, 2026. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly owned by U.S. residents and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under Nasdaq's listing rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
Risks Relating to Investing in a British Virgin Islands Company
We are a British Virgin Islands company and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.
We are incorporated under the laws of the British Virgin Islands. Most of our assets are located outside the United States. Furthermore, most of our directors and officers and the experts named in this Annual Report reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the U.S. upon these persons or to enforce outside the U.S. judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult or impossible for an investor to bring an action in a British Virgin Islands court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.
As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the British Virgin Islands, courts in the British Virgin Islands will not automatically recognize and enforce a final judgment rendered by a U.S. court.
Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issued would be necessary, provided that in respect of the U.S. judgment:
•the U.S. court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;
•the judgment given by the U.S. court was not in respect of multiple damages, penalties, taxes, fines or similar fiscal or revenue obligations of ours;
•in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;
•recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy of the British Virgin Islands;
•no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands;
•the proceedings pursuant to which judgment were obtained did not contravene the rules of natural justice of the British Virgin Islands; and
•there is due compliance with the correct procedures under the laws of the British Virgin Islands.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated in the British Virgin Islands.
We are a company incorporated under the laws of the British Virgin Islands. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against us or our directors or officers.
Our corporate affairs will be governed by our Memorandum and Articles, the BVI Act and the common law of the British Virgin Islands. Under our Memorandum and Articles, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions—the person must have acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person must have had no reasonable cause to believe that their conduct was unlawful.

Under our Memorandum and Articles, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the exclusive jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. This exclusive jurisdiction may limit the shareholders’ ability to bring a claim against us in a jurisdiction that they consider favorable to them in disputes with us. In addition, it may be costlier for shareholders to present claims in the courts located in the British Virgin Islands, which could discourage such claims. Nevertheless, our shareholders will not be deemed to have waived their rights related to our compliance with U.S. federal securities laws and the rules and regulations thereunder applicable to foreign private issuers. Although there is doubt as to whether U.S. courts would enforce this provision in an action brought in the United States under U.S. securities laws, this provision could make enforcing judgments obtained outside the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the British Virgin Islands regulations governing the securities of British Virgin Islands companies are not as extensive as those in effect in the United States, and the British Virgin Islands law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by us, our directors and officers or our principal shareholder than you would as a shareholder of a corporation incorporated in the United States.
The rights of shareholders to take action against the directors, actions by minority shareholders and the statutory and fiduciary responsibilities of our directors to us under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the British Virgin Islands. The rights of our shareholders and the statutory and fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, such actions require the permission of a court in the British Virgin Islands and shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.
The British Virgin Islands courts are also unlikely:
•to recognize or enforce against us judgments of courts of the U.S. based on certain civil liability provisions of U.S. securities laws where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of ours; and
•to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by us, our board of directors, our management or our principal shareholder than they would as public shareholders of a U.S. company. For a discussion of certain differences between the provisions of the BVI Act, remedies available to shareholders and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Shares and Memorandum and Articles of Association––Differences in Corporate Law.”
We are required to comply with economic substance requirements in the British Virgin Islands.
The British Virgin Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, Revised Edition 2020 (as amended, the “ESA”) came into force in the British Virgin Islands introducing certain economic substance requirements for British Virgin Islands tax resident companies which are engaged in certain “relevant activities,” which in our case applies for financial years from 2019 onwards.

At present, the activities which are conducted by us would constitute holding business. Although it is presently anticipated that the ESA will have little material impact on us or our operations, future legislative changes or changes in official guidance may affect how the requirements apply to us. We are required to make an annual filing with the British Virgin Islands International Tax Authority confirming if we carried out any “relevant activities” during the preceding financial period and, if so, providing certain prescribed information.

If our activities change or if the scope of the “relevant activities” is changed by subsequent legislation, we may be required to increase our substance in the British Virgin Islands to satisfy such requirements, which could result in additional costs that could adversely affect our financial condition or results of operations. If we were required to satisfy economic substance requirements in the British Virgin Islands but failed to do so, we could face financial penalties, restriction or regulation of our business activities and/or may be struck off as a registered entity in the British Virgin Islands or liquidated.

Risks Relating to WePoints
WePoints do not have any value unless they are properly redeemed.
You may never receive any value for the WePoints as there is no market for WePoints nor will one develop. WePoints (i) are not assignable or transferable except by operation of law or by will or intestacy; (ii) will not have voting or dividend rights and are non-interest bearing; (iii) will not represent an equity or ownership interest in the Company; (iv) are not represented by any form of certificate or instrument. In order to receive Class A ordinary shares in exchange for WePoints you will need to, among other things, earn the WePoints by making a purchase that is not rescinded by you and redeem your WePoints in the 20 business day period you will be afforded the opportunity to redeem your WePoints to receive Class A ordinary shares delivered by the WeShop Community Trust.
You may not be able to redeem a WePoint.
The redemption of a WePoint is subject to conditions. In order to redeem a WePoint, the following conditions must be satisfied: (i) such WePoint has been held by the holder for initially at least 395 days and earned; (ii) such WePoint is redeemed during the twenty (20) business days beginning on the 15th business day of February, May, July or November commencing immediately following the satisfaction of the condition set forth in (a) above, unless WeShop agrees to extend such redemption period; (iii) a registration statement must be effective and not suspended with respect to the delivery of Class A ordinary shares by the WeShop Community Trust; (iv) the holder delivers customary “know your customer” information reasonably requested by WeShop; and (v) the holder redeeming a WePoint has an eligible account at the time of redemption. See “Description of the Shareback Plan.”
WePoint redemptions are currently dependent on our ability to update and maintain an effective registration statement.

The Shareback registration statement must be updated from time to time to remain available for redemptions of WePoints for Class A ordinary shares delivered by the WeShop Community Trust. Because the prior Shareback registration statement must be updated to include our audited financial statements for the year ended December 31, 2025 before it may be used again, holders located in the United States may not currently be able to redeem WePoints for Class A ordinary shares under that registration statement until the updated registration statement is filed and becomes effective.

There can be no assurance as to the timing of any such update or effectiveness, or that the Shareback registration statement will remain continuously effective thereafter. Any delay in updating, filing, obtaining effectiveness of, or maintaining an effective registration statement could delay or prevent redemptions of WePoints by U.S. holders, reduce the attractiveness of the Shareback Plan to existing or prospective users, harm user engagement and confidence in our platform, and adversely affect our business, results of operations and financial condition.

You will not have control over the exact timing of transactions and you will not know the price of the Class A ordinary shares you are obtaining upon redemption of a WePoint.
You will not have complete control over the exact timing of the redemption of a WePoint or the price of Class A ordinary shares at the time you redeem a WePoint. We intend to award WePoints based on the previous day’s VWAP of our Class A ordinary shares. Therefore, the price at which you receive WePoints may have no relation to the price of our Class A ordinary shares at the time you transact on the WeShop platform. Furthermore, you will only be able to redeem WePoints for our Class A ordinary shares initially until at least 395 days after such WePoints are first awarded. The price of our Class A ordinary shares at the time you redeem WePoints may be lower than when you were awarded the WePoints. This could result in the realization of substantially fewer benefits to participants than what you may expect.
All communications with Shareback Plan participants and all voting with respect to WePoints will be electronic, meaning that you will not be provided with paper communications and must rely on having access to the Internet.
Subject to applicable laws and rules, all communications will be made electronically, either via email, email notification to access online information, or as otherwise contemplated herein. As a result, you should not expect to receive communications through the mail. Electronic communications will include, among others, confirmations of transactions, account statements, annual reports, proxy materials and shareholder communications, notices of modifications of. Generally, the only way to get paper copies of these communications is to print them from a computer. Regular and continuous Internet access is required to access all communications relating to your WePoints.

The receipt of WePoints and/or redemption of WePoints for Class A ordinary shares pursuant to the Shareback Plan could have adverse tax consequences to you.
The U.S. federal income tax treatment of the receipt of WePoints and the redemption of WePoints for our Class A ordinary shares is unclear. While not free from doubt, it is possible that the receipt of WePoints and/or the redemption of WePoints for our Class A ordinary shares may be treated as taxable to you. Additionally, your participation in the Shareback Plan may increase the complexity of your tax filings. See “Taxation —Material United States Federal Income Tax Considerations for U.S. Holders,” below.
Provisions in our Shareback Agreement may require any lawsuits regarding the terms of the WePoints to be brought in the British Virgin Islands.
The Shareback Agreement provides that unless we consent in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Shareback Agreement and that each holder irrevocably submits to the exclusive jurisdiction of the courts of the British Virgin Islands over all such claims or disputes. This forum selection provision in Shareback Agreement will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim. Our Shareback Agreement provides that the federal district courts in the United States shall be the exclusive forum for claims against us under the Securities Act and the Exchange Act.
These choice of forum provisions may increase a holder’s cost and limit the holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us which may discourage lawsuits against us. Any person or entity purchasing or otherwise acquiring any of our WePoints including by operation of law, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions. The Securities Act provides that state courts and federal courts shall have concurrent jurisdiction over claims under the Securities Act, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our Memorandum and Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.
Item 4. Information on the Company
A.History and Development of the Company
WeShop Holdings Limited (“WeShop,” the “Company,” “we,” “our” or “us”) is a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands with registration number 2046056. The Company was originally incorporated as Boanerges Limited.

On November 17, 2021, the shareholders of Boanerges Limited approved the acquisition of the business, assets and name of WeShop Limited, a United Kingdom company that had developed a social commerce technology platform and related intellectual property. Following completion of this transaction, Boanerges Limited changed its name to WeShop Holdings Limited. The transaction included the acquisition of developed technology and related platform assets that form the foundation of the Company’s current operations.

Following the 2021 acquisition, the Company continued development of the WeShop platform as a mobile-led social commerce environment designed to enable users to discover products through community-generated content and access third-party retailers through affiliate network integrations.

Prior to its admission for trading on Nasdaq, the Company conducted pilot-stage operations primarily in the United Kingdom. During this period, the Company focused on platform development, affiliate network integrations, retailer availability expansion, user acquisition initiatives and testing of referral-based engagement mechanisms and reward structures designed to support user participation in the platform.

On September 1, 2025, the Company announced that it had filed a registration statement with the U.S. Securities and Exchange Commission relating to the proposed direct listing of its Class A ordinary shares on Nasdaq. The Company’s Class A ordinary shares subsequently began trading on Nasdaq under the ticker symbol “WSHP” on November 14, 2025.

Following admission to Nasdaq, the Company began executing its strategy to expand platform availability beyond the United Kingdom, including initial steps associated with the introduction of the WeShop platform to users in the United States and the development of infrastructure necessary to support operation as a Nasdaq-listed public company and foreign private issuer reporting under U.S. GAAP.

The Company’s platform enables users to access participating retailers across multiple consumer categories, including fashion, electronics, home goods, travel and lifestyle services, primarily through integrations with affiliate network partners rather than through direct retailer contracts.

The Company’s principal executive offices are located in Jersey, Channel Islands. The Company also maintains office space in Manchester and London in the United Kingdom.

The Company’s principal subsidiaries include:

•WeShop Management UK Ltd;
•WeShop Management US LLC; and
•This is How Limited, a Jersey incorporated entity established in connection with intellectual property structuring activities.

In addition, the Company has established the WeShop Community Trust in connection with the operation of the Shareback Plan. The WeShop Community Trust holds Class A ordinary shares for delivery to platform users upon redemption of WePoints under the Shareback Plan. Although the WeShop Community Trust is not a subsidiary of the Company, the Company is the primary beneficiary of the trust and consolidates it in its consolidated financial statements as a variable interest entity under U.S. GAAP.

The Company reports its consolidated financial statements in pounds sterling and prepares its financial statements in accordance with U.S. GAAP as a foreign private issuer.

Corporate and Other Information

Our principal executive offices are located at Hawk House, 22 The Esplanade, Jersey, JE1 1HH Channel Islands.
Our telephone number is +44 (808) 196-8324 and our website address is https://we.shop. Information contained on or that can be accessed through our website and mobile application is neither a part of, nor incorporated by reference into, this Annual Report, and you should not consider information on our website to be part of this Annual Report. Our website address is included in this Annual Report as an inactive textual reference only.
B.Business Overview
Overview
WeShop operates a social commerce platform designed to connect product discovery, user-generated content, affiliate commerce and equity-linked rewards. The Company’s platform enables users to discover products and services through content, recommendations and referrals, and to access third-party retailers through affiliate network integrations.
The Company does not manufacture, own or hold inventory and is not the merchant of record for products and services purchased through its platform. Users complete transactions directly with third-party retailers, and the Company generates revenue primarily through affiliate commission arrangements and advertising-related placements.

The WeShop platform is designed to combine social interaction, shopping discovery and loyalty-style rewards within a mobile-led environment. Users can browse product-related content, engage with recommendations from other users, access participating retailers and, subject to eligibility requirements and the terms of the Company’s reward framework, earn digital reward units known as WePoints based on qualifying activity.

The Company initially developed its platform and user base in the United Kingdom. Following the admission of its Class A ordinary shares to trading on Nasdaq on November 14, 2025 under the ticker symbol “WSHP,” the Company entered the next phase of its development strategy, which is focused on preparing for the planned expansion of the platform into the United States. During 2026, the Company expects to recruit a U.S.-based leadership team to establish an appropriate management and operational structure to support this expansion and a subsequent planned U.S. platform launch.

The Company’s ongoing activities in the United Kingdom continue to support platform development, refinement of user engagement strategies and commercial testing ahead of this next phase of expansion into the United States market.

Business Model
WeShop operates as a platform and publisher within the affiliate marketing ecosystem. Its model is based on directing users from its platform to participating retailers and service providers through affiliate network integrations. If a user completes a qualifying transaction after navigating from the WeShop platform, the retailer or service provider pays a commission to the relevant affiliate network, which in turn pays an agreed portion to the Company.

In addition to affiliate commission income, the Company generates advertising revenue from tenancy-style and promotional placements within the platform. These arrangements typically involve brands or retailers paying for enhanced visibility, including featured placements, banners, campaign positioning and similar promotional exposure.

The Company’s business model is intended to be capital-light relative to traditional e-commerce operators because it does not take title to goods, process retail payments as principal, operate fulfillment infrastructure or manage product returns. Instead, it relies on existing retailer, affiliate network and payment infrastructure while focusing on user acquisition, engagement, technology development and monetization through affiliate and advertising relationships.

Platform Functionality

The WeShop platform is designed as a mobile social commerce environment that allows users to engage with shopping-related content and access third-party retailers in an integrated experience. Key platform functionality includes:

•a personalized home feed featuring user-generated product recommendations and other content;
•retailer and category browsing functionality;
•product tagging and click-through access to participating retailer websites;
•user profiles displaying recommendations, wishlists, followers and other account activity;
•a dashboard through which users can monitor transactional activity, referral activity and WePoints balances; and
•community and information sections containing educational, promotional and platform-related content.

The platform is intended to support discovery-led shopping behavior by combining content, community interaction and commerce access. Users may engage with content, comment on recommendations, follow other users, search for products and retailers, and navigate to participating merchant sites through embedded retailer links or tagged recommendations.

The Company has also developed travel-related functionality within the platform, allowing users to access participating travel providers and related services through dedicated travel-oriented browsing and categorization features.

Revenue Streams

The Company currently has two principal revenue streams: affiliate commission revenue and advertising revenue.

Affiliate commission revenue

The Company earns affiliate commission revenue when users complete qualifying purchases with participating third-party retailers after accessing those retailers through the WeShop platform. The amount of commission earned by the Company depends on the underlying commercial arrangements between the retailer and the affiliate network and the portion payable by the affiliate network to the Company. These rates may vary based on the retailer, product category, promotional terms, transaction timing, network terms and overall transaction volume.

The Company does not contract directly with most retailers. Instead, its access to retailers and associated commission opportunities is principally enabled through agreements with affiliate network partners. Affiliate networks also provide transaction-level data that supports revenue recognition, user activity tracking and administration of the Company’s rewards framework.

Advertising revenue

The Company also generates advertising revenue from tenancy-style promotional arrangements, sponsored placements and other advertising services delivered within the platform. These arrangements typically allow retailers to obtain enhanced visibility within the platform, including homepage banners, category placements, featured positioning or campaign-based exposure.

The Company refers to certain of these arrangements as tenancy arrangements. Advertising and tenancy arrangements may be contracted through affiliate network relationships or other commercial arrangements, depending on the campaign structure.

Affiliate Network Relationships

The Company’s platform relies substantially on relationships with affiliate network partners, which enable access to participating retailers, product feeds, tracking functionality and transaction-related data. Through these affiliate network relationships, the Company provides users with access to a broad range of products and services across categories including fashion, beauty, electronics, home, sport, travel and related consumer verticals.

The Company has historically maintained relationships with major affiliate networks, including Awin and Impact, among others. These relationships are important to the operation of the platform because they provide access to retailer programs, commission arrangements, advertising opportunities and transaction reporting.

A significant proportion of the Company’s historical revenue has been derived through a limited number of affiliate network relationships. As previously disclosed, for the year ended December 31, 2025, three affiliate network counterparties accounted for approximately 74% of the Company’s revenue and approximately 78% of total receivables, and for the year ended December 31, 2024, three affiliate network counterparties accounted for approximately 81% of total revenues and one counterparty accounted for approximately 52% of total receivables. As a result, the Company is operationally and commercially dependent to a meaningful extent on the continuation of these relationships and on the availability of retailer programs through such networks.

The Company’s agreements with affiliate network partners generally do not create direct contractual relationships between the Company and the underlying retailers. The terms of such agreements typically permit termination upon notice, and commission structures may change over time. These arrangements therefore expose the Company to risks relating to network concentration, pricing changes, retailer participation levels and access to transaction data.

Shareback Framework and WePoints

The Company operates a rewards framework through which eligible users may earn digital reward units known as WePoints based on qualifying activity on the platform. Qualifying activity may include eligible purchases made through participating retailers and certain referral activity, subject in each case to applicable terms and conditions.

The Company’s rewards framework is designed so that, subject to eligibility criteria, applicable holding periods, trust mechanics and securities law requirements, WePoints may become eligible for redemption into Class A ordinary shares transferred by the WeShop Community Trust. The number of WePoints awarded in respect of qualifying transactions is determined by reference to the applicable Shareback rate and a market-based pricing measure for the Company’s Class A ordinary shares, as disclosed within the platform at or prior to the relevant transaction.

Users may also earn WePoints through referral activity, under which eligible users may receive WePoints by referring new users whose qualifying activity generates WePoints during an applicable earning period. Referral rates and qualifying periods may vary and are disclosed within the platform.

The Company’s reward structure is intended to encourage user acquisition, retention and engagement. However, the award and redemption of WePoints are subject to platform rules, eligibility requirements, trust arrangements and applicable law, and do not constitute an automatic or unconditional entitlement to receive shares.

WeShop Community Trust

The Shareback framework operates in conjunction with the WeShop Community Trust. The Trust is intended to support the transfer of Class A ordinary shares to eligible users in connection with the Company’s rewards framework.

Under the Company’s capital structure, Class B ordinary shares are held within the Trust and are designed to convert into Class A ordinary shares at the point shares are transferred to eligible users, in accordance with the applicable trust and constitutional mechanics. The operation of the Trust is central to the Company’s equity-linked reward framework and forms part of the Company’s broader user participation model.

The Trust structure is intended to facilitate the transfer of shares to eligible users within an established governance and regulatory framework. The timing and extent of any transfers remain subject to the applicable terms of the Shareback framework, trust mechanics, regulatory requirements and operational processes, including required user onboarding and compliance procedures.

Users, Content and Community Engagement

The Company’s platform is designed to promote user-generated content and community-led product discovery. Users can create product recommendations, interact with content posted by other users, request recommendations, share product-related opinions and participate in referral-driven growth of the platform.

The Company believes that peer-to-peer product discovery and recommendation behavior are important drivers of online purchasing activity. The platform is therefore structured to support commerce-related social interaction rather than general-purpose social media activity. Product relevance is intended to be central to the user experience, and the Company seeks to align content creation with commerce participation through product tagging, retailer integrations and recommendation-led navigation.

The Company has also historically developed user-acquisition initiatives intended to support awareness and growth of the platform, including referral-led and creator-led initiatives. These have included pilot-stage and early-stage acquisition programs designed to encourage user participation and build community engagement.

Advertisers and Commercial Partners

The Company offers advertising and promotional opportunities to retailers, seeking visibility within the platform. These opportunities include digital tenancy arrangements, sponsored placements and campaign-specific exposure designed to reach users in a commerce-oriented environment.

The Company believes its platform may be attractive to advertisers because it combines shopping intent, product discovery and user engagement within a single environment. Advertising placements may be integrated alongside user-generated content, retailer discovery pathways and category-specific browsing features.

The Company’s advertising proposition is still developing and remains smaller than its affiliate commission revenue stream, but management views advertising and related promotional activity as an important complementary monetization channel.

Data, Personalization and Platform Development

The Company collects and processes a range of demographic, behavioral and transaction-related data generated through user activity on the platform. This information is used to support content personalization, retailer and product discovery, user engagement analysis, marketing optimization and platform development.

Examples of data collected include interaction history, content engagement, recommendation behavior, transactional activity linked to affiliate network reporting, category preferences and other usage signals. The Company uses this information to improve the relevance of content and offers presented to users and to support decision-making relating to product development, marketing and community engagement.

The Company believes that data derived from community interaction and shopping behavior is important to improving the effectiveness of its platform. However, the collection, use and processing of such data are subject to applicable privacy, data protection and information security obligations in the jurisdictions in which the Company operates.

Content Moderation and Community Guidelines

Because the Company operates a platform that includes user-generated content and community interaction, it maintains content moderation procedures and community guidelines intended to promote a safe and brand-appropriate environment for users, retailers and advertisers.

The Company’s moderation framework includes user-level controls, such as reporting, blocking and flagging functionality, together with internal review processes for submitted content. The Company’s content review team assesses flagged content against its community guidelines and may take action where content is determined to violate those guidelines or otherwise create brand safety, legal or operational concerns.

The Company’s community guidelines are intended to address a range of issues, including objectionable content, violence, criminal conduct, harmful activity, authenticity and other platform integrity matters. The Company recognizes that content moderation can involve judgment and that it may not always be possible to identify or prevent all problematic content or disputes. As a result, the Company may from time to time be required to make moderation decisions in circumstances that involve subjective assessments or community disagreement.

The Company believes user led content moderation is an important part of maintaining user trust, protecting commercial relationships and supporting the long-term development of the platform.

Technology and Operations

The Company’s platform has been developed as a mobile-led technology product combining social functionality, affiliate transaction routing and reward tracking. The Company’s operational focus includes platform development, content moderation, customer support, commercial partner management, finance, legal and public-company compliance functions.

The Company’s historical development included the acquisition in November 2021 of the business, assets and name of WeShop Limited by Boanerges Limited, following which Boanerges was renamed WeShop Holdings Limited. That transaction included, among other assets, developed technology and related intellectual property associated with the WeShop platform.

The Company continues to invest in the development and maintenance of its platform, including user experience, retailer integration capabilities, reward administration functionality, internal reporting infrastructure and systems needed to support operation as a Nasdaq-listed public company.

Market Opportunity

The Company operates at the intersection of several large and evolving markets, including online retail, affiliate marketing, digital advertising, loyalty programs and social commerce. Management believes these markets are supported by continuing growth in online purchasing behavior, mobile commerce usage, creator-led and peer-led product discovery and retailer demand for measurable, performance-based customer acquisition channels.

The Company has also developed travel-related functionality within its platform, which provides exposure to the online travel segment in addition to general consumer retail categories. Management believes the combination of retail, travel, referral-based participation and equity-linked rewards differentiates the Company’s proposition from traditional cashback, loyalty or affiliate publishing models, although the Company competes with businesses across multiple segments and many of those businesses have significantly greater scale and resources.

Competition

The Company operates in a highly competitive environment and faces competition from a broad range of participants, including:

•e-commerce retailers and marketplaces;
•affiliate marketing publishers and cashback platforms;
•social media and social commerce platforms;
•product review and recommendation platforms;
•digital advertising channels;
•loyalty and rewards platforms; and
•online travel and category-specific discovery services.

Many of the Company’s current and potential competitors have substantially greater financial, technical, operational and marketing resources, longer operating histories, larger user bases, stronger brand recognition and broader advertiser or retailer relationships than the Company. In addition, new entrants may emerge and existing competitors may develop competing products or business models more quickly or effectively than the Company.

The Company seeks to compete through its combination of social commerce functionality, user-generated content, referral-based participation and equity-linked rewards, but there can be no assurance that these features will be sufficient to sustain or expand its market position.

U.S. Expansion Strategy

The Company’s principal strategic focus is the expansion of its platform into the United States market.

Following its admission for trading on Nasdaq in November 2025, the Company began preparing the organizational and leadership foundations necessary to support a planned launch in the United States. The Company expects to recruit a U.S.-based leadership team during 2026 to establish an appropriate management structure to support platform deployment, commercial partner engagement and regulatory readiness in the United States.

The Company’s activities in the United Kingdom continue to support platform development, testing of engagement strategies and refinement of platform functionality, engagement strategies and commercial partner relationships ahead of this planned expansion.

The timing and scale of this expansion will depend on market conditions, regulatory considerations and the Company’s capital resources.

Growth Strategy

The Company’s near-term strategic priority is the establishment of an appropriate U.S.-based leadership and operational structure to support the planned expansion of the WeShop platform into the United States. Key elements of this strategy include:

•expanding organizational and leadership capabilities to support the planned launch of the platform in the United States;
•expanding user acquisition and engagement through referral activity, creator-led content and community participation;
•broadening retailer and service provider coverage through affiliate network relationships;
•increasing advertising and tenancy-related revenue opportunities;
•continuing development of reward and Trust-based participation mechanisms; and
•enhancing platform functionality, data capabilities and operational infrastructure.

The Company expects execution of this strategy to require continued investment in technology, marketing, compliance, finance and operational support functions.

Intellectual Property

The Company regards its brand, trademarks, platform-related intellectual property and proprietary technology as important components of its business. The Company has obtained trademark protection for key brands, including “WeShop,” “Shareback,” “THIS IS HOW” and “WeShare,” in multiple jurisdictions.

The Company’s trademark portfolio includes registrations or protections in the United Kingdom, the European Union, the United States and certain international jurisdictions through WIPO-based filings, including territories such as Australia, China, Japan, Russia and South Korea.

In addition to registered trademarks, the Company relies on copyright, contractual protections, confidentiality procedures, domain names, internal know-how and other intellectual property protections in support of its operations.

Employees

As of April 20, 2026, the Company had 20 full-time employees, 3 full-time direct contractors and 2 part-time direct contractors. The Company also engaged 15 full-time contractors through third-party agencies.

The Company expects that recruitment of senior leadership and operational personnel in the United States during 2026 is expected to form an important component of the Company’s next phase of development ahead of its planned U.S. platform launch.
C.Organizational Structure
WeShop Holdings Limited is the parent company of the WeShop group.

As of December 31, 2025, the Company’s principal wholly owned subsidiaries were:

Entity	Jurisdiction	Ownership (%)	Description
WeShop Management UK Ltd	United Kingdom	100	Provides operational, development and administrative support services to the Group
WeShop Management US LLC	United States	100	Acts as enforcer to the WeShop Community Trust structure in connection with the Company’s Shareback program
This is How Limited	Jersey	100	Entity established in connection with intellectual property structuring activities; no material intellectual property transfers had been completed as of December 31, 2025

WeShop Holdings Limited serves as the holding company of the Group.

The Company’s Shareback program operates alongside the WeShop Community Trust, a trust structure established to facilitate the transfer of Class A ordinary shares to eligible platform users upon redemption of WePoints in accordance with applicable program terms and securities law requirements. The WeShop Community Trust is not a subsidiary of the Company. However, the Company is the primary beneficiary of the trust and consolidates it in its consolidated financial statements as a variable interest entity under U.S. GAAP.

The Company may establish additional subsidiaries in future periods to support its international expansion strategy and operational requirements.

D.Property, Plant and Equipment
The Company does not own any material real property.

The Company utilizes leased and serviced office facilities in Jersey, Channel Islands and in London and Manchester in the United Kingdom to support its executive, operational, development and administrative activities. These facilities are occupied under flexible lease or serviced office arrangements.

The Company does not maintain any manufacturing, warehousing or fulfillment facilities.

Management believes that the Company’s existing facilities are adequate for its current operational requirements.

The Company’s platform infrastructure is primarily supported through third-party hosted cloud-based systems and service providers.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis of the financial condition and results of operations of WeShop should be read together with our audited consolidated financial statements included elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Item 3. Key Information — D. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Certain amounts may not foot due to rounding, and all figures presented are in pounds.

The Company’s results of operations for the year ended December 31, 2025 reflect a transition period associated with the admission of its Class A ordinary shares for trading on Nasdaq in November 2025 and preparation for the Company’s next phase of development, including planned expansion into the United States market.

During 2025, management’s primary operational focus was directed toward completion of Nasdaq's listing process, establishment of public-company governance and reporting infrastructure and continued development of the Company’s social commerce platform ahead of its planned U.S. market entry. As part of this transition, the Company placed reduced emphasis on short-term commercial activity within the United Kingdom while prioritizing organizational readiness and platform capability development. This included preparatory work relating to the recruitment of a U.S.-based leadership team expected to support execution of the Company’s next phase of growth.

The Company reported a net loss of £63.3 million for the year ended December 31, 2025 compared with £12.3 million for the prior year. This increase was primarily attributable to non-cash share-based compensation expense recognized during the year following achievement of specified Company valuation milestones after admission of the Company’s Class A ordinary shares for trading on Nasdaq. In particular, the Company recognized £35.9 million of performance incentive share-based compensation expense associated with market-condition awards that vested during the period. These charges did not represent cash operating expenditures.

In addition, the Company recognized approximately £17.8 million of non-cash share-based compensation expense within general and administrative expenses associated with option awards granted under the Company’s equity incentive arrangements to employees, directors, advisors and consultants. Together with the performance incentive share-based compensation expense described above, these equity-settled awards represented a significant component of the increase in operating expenses during the year but did not reflect cash operating expenditure incurred during the period.

Operating expenses during the year also reflected increased audit, legal, governance, reporting and investor-relations costs associated with operating as a Nasdaq-listed public company together with continued investment in platform capability and organizational infrastructure, including preparatory steps relating to recruitment of a U.S.-based leadership team ahead of the Company’s planned expansion into the United States market.

Although the Company expects to continue to incur operating losses in the near term as it advances execution of its growth strategy, a significant portion of the operating loss reported for the year ended December 31, 2025 reflects non-cash share-based compensation expense rather than underlying cash operating expenditure.

Following admission to trading on Nasdaq, the Company’s funding strategy transitioned toward equity-linked incentive funding mechanisms. Exercises under the Company’s performance incentive grant program commenced on January 30, 2026 and generated approximately $3 million in gross proceeds through April 29, 2026. Additional vested performance incentive grants remained outstanding as of the date of this Annual Report which, if exercised by holders, could provide up to approximately $44 million of additional proceeds. Management expects exercises under the performance incentive grant program to represent a primary component of the Company’s funding strategy as it continues organizational expansion and prepares for entry into the United States market.
A.Operating Results

As described above, the Company’s operating results for the year were significantly affected by non-cash share-based compensation expense recognized during the period. The table below presents selected consolidated results of operations for the years ended December 31, 2025 and 2024.

Selected Consolidated Results of Operations

	Year Ended 31 December
		(As Restated)
	£2025	2024	Change	% Change
Revenue	422,859	1,294,770	(871,911)	(67)%
Cost of Sales	1,037,552	5,722,074	(4,684,522)	(82)%
Sales and marketing	27,103	438,424	(411,321)	(94)%
Research and development	626,263	229,426	396,837	173%
General and administrative	23,976,304	4,073,211	19,903,093	489%
Performance incentive share-based compensation	35,859,087	—	35,859,087
Depreciation and amortization expense	2,011,565	2,015,877	(4,312)	—%
Operating Loss	(63,115,015)	(11,184,242)	(51,930,773)	464%
Net Loss	(63,313,440)	(12,321,751)	(50,991,689)	414%

During 2025, management’s primary operational focus was directed toward completion of the Company’s Nasdaq listing process and related public-company readiness activities. As part of this process, the Company’s ability to undertake certain promotional and commercial activities was constrained during portions of the year, and management placed reduced emphasis on short-term commercial activity within the United Kingdom while preparing for the Company’s next phase of development. As a result, revenue for the year decreased compared with the prior period.

Cost of sales for the year ended December 31, 2025 consisted of non-cash share-based compensation expense associated with contingent share entitlements issued under the Company’s ShareBack incentive program. These entitlements represent equity-settled customer incentives that are recognized as share-based compensation expense under ASC 718 as users earn WePoints through qualifying platform activity. The related expense does not represent cash operating expenditure and reflects the Company’s shareholder-aligned customer acquisition and engagement model.

In addition, during the year ended December 31, 2025 the Company recognized £35,859,087 of non-cash share-based compensation expense associated with Performance Incentive Grants that vested following achievement of specified Company valuation milestones after admission of the Company’s Class A ordinary shares for trading on Nasdaq. These market-condition awards are presented separately within operating expenses in the consolidated results of operations table above as performance incentive share-based compensation and are distinct from share-based compensation recognized in cost of sales in respect of the ShareBack incentive program.

Operating expenses during the year also included approximately £17,810,985 of non-cash share-based compensation expense recognized within general and administrative expenses in respect of option awards granted to employees, directors, advisors and consultants under the Company’s equity incentive arrangements. Together with performance incentive share-based compensation expense, these non-cash equity-settled awards represented a significant component of the increase in operating expenses during the year.

Excluding the share-based compensation expenses described above, operating expenses during the year primarily reflected continued investment in platform development, public-company readiness infrastructure and organizational capability following the Company’s admission for trading on Nasdaq, including increased audit, legal, governance, investor relations and reporting costs associated with operating as a U.S. listed public company and preparatory steps relating to recruitment of a U.S.-based leadership team ahead of the Company’s planned expansion into the United States market.

The Company expects to continue to incur operating losses in the near term as it invests in platform capability, organizational infrastructure and execution of its planned U.S. platform launch. A significant portion of the operating loss reported for the year ended December 31, 2025 reflects non-cash share-based compensation expense recognized during the year rather than underlying cash operating expenditure.

The following discussion explains the significant movements in the Company’s results of operations for the year ended December 31, 2025 compared with the prior year.

Revenue for the Year Ended December 31, 2025 Compared with 2024

	£2025	2024	Change	% Change
Affiliate commission revenues, net	345,009	907,388	(562,379)	(62)%
Advertising revenues	77,850	387,382	(309,532)	(80)%
Net revenues	422,859	1,294,770	(871,911)	(67)%

Revenue decreased to £422,859 for the year ended December 31, 2025 from £1,294,770 for the year ended December 31, 2024. Revenue continued to be derived primarily from affiliate commission arrangements and advertising-related placements within the Company’s platform. Affiliate commission revenue remained the largest component of total revenue in both periods presented.

During 2025, management’s primary operational focus was directed toward completion of the Company’s admission to trading on Nasdaq in November 2025 and related public-company readiness activities. As part of this process, the Company placed reduced emphasis on short-term commercial activity within the United Kingdom while preparing for its next phase of development and planned expansion into the United States market. In addition, the Company’s ability to undertake certain promotional and commercial activities were necessarily constrained during portions of the listing process as the Company progressed through regulatory and public-company readiness milestones associated with admission to trading.

As a result of these factors, both affiliate commission revenue and advertising-related revenue generated from platform activity during the year declined compared with the prior period. Following the Company’s admission for trading on Nasdaq in November 2025, management began increasing its focus on organizational build-out and leadership recruitment in support of the Company’s planned expansion into the United States market.

Cost of Sales for the Year Ended December 31, 2025 Compared with 2024

	£2025	2024	Change	% Change
Cost of sales	1,037,552	5,722,074	(4,684,522)	(82)%

Cost of sales for the year ended December 31, 2025 primarily consisted of non-cash share-based compensation expense associated with contingent share entitlements issued under the Company’s ShareBack incentive program. Under this program, eligible platform activity may give rise to awards of WePoints (also referred to as contingent shares) that may become redeemable for Class A ordinary shares via the WeShop Community Trust once applicable securities law requirements permit. These awards are accounted for as equity-settled share-based compensation under ASC 718 and are recognized as cost of sales as users earn qualifying participation rights through platform engagement.

Cost of sales decreased to £1,037,552 for the year ended December 31, 2025 from £5,722,074 for the year ended December 31, 2024. The decrease compared with the prior year primarily reflected lower levels of qualifying platform activity during 2025.

In prior periods, the net financial statement impact of post-transaction verification adjustments within the ShareBack program was largely offset by continuing volumes of new transactions and corresponding WePoints recognitions. During 2025, however, platform transaction volumes and transacting user counts declined relative to earlier periods and, as a result, new recognitions were no longer sufficient to offset adjustments arising from verification of earlier transactions.

In addition, during August and September 2025 the Company processed a backlog of historical retailer decline notifications relating primarily to earlier-period transactions, in some cases dating back to approximately 2023. Consistent with the Company’s established operational approach, declines received without a specified reason were treated as cancellations and the corresponding shares were reversed from users’ accounts. These historic declines were processed in controlled phases to minimize operational disruption and avoid a significant increase in customer service queries. As a result of this batch processing activity, August and September 2025 include a concentration of reversal entries and therefore reflect negative share issuance associated with the ShareBack program for those months. These entries primarily reflect the clearing of historical transactions rather than current-period platform activity.

ShareBack program expense recognized in cost of sales is non-cash in nature and is not directly correlated with cash costs required to operate the Company’s platform. Instead, it reflects the Company’s shareholder-aligned customer participation model designed to incentivize platform engagement through potential future equity participation.

Operating Expenses for the Year Ended December 31, 2025 Compared with 2024

		(As Restated)
	£2025	2024	Change	% Change
Sales and marketing	27,103	438,424	(411,321)	(94)%
Research and development	626,263	229,426	396,837	173%
General and administrative	23,976,304	4,073,211	19,903,093	489%
Performance incentive share-based compensation	35,859,087	—	35,859,087	—%
Depreciation and amortization expense	2,011,565	2,015,877	(4,312)	—%
Total operating expenses	62,500,322	6,756,938	55,743,384	825%

Operating expenses increased to £62,500,322 for the year ended December 31, 2025 from £6,756,938 for the year ended December 31, 2024. The increase primarily reflected recognition of non-cash share-based compensation expense associated with Performance Incentive Grants, together with higher general and administrative expenses and increased investment in research and development activities during the year, partially offset by lower sales and marketing expenditure.

Performance incentive share-based compensation expense of £35,859,087 was recognized during the year ended December 31, 2025 following achievement of specified Company valuation milestones after admission of the Company’s Class A ordinary shares for trading on Nasdaq in November 2025. These awards represent market-condition share-based compensation arrangements accounted for under ASC 718 and resulted in accelerated recognition of compensation expense associated with the relevant tranches during the period. This expense was non-cash in nature and represents recognition of equity-settled incentive arrangements linked to Company valuation performance rather than cash operating costs incurred during the year.

General and administrative expenses increased to £23,976,304 for the year ended December 31, 2025 from £4,073,211 for the year ended December 31, 2024. The increase primarily reflected professional services, governance, reporting and compliance-related costs associated with the Company’s admission to trading on Nasdaq and the establishment of infrastructure required to support ongoing public-company reporting obligations. General and administrative expenses also included approximately £17,810,985 share-based compensation expense associated with option awards granted to employees, directors, advisors and consultants during the period.

Sales and marketing expenses decreased to £27,103 for the year ended December 31, 2025 from £438,424 for the year ended December 31, 2024. The decrease reflected reduced emphasis on short-term commercial activity within the United Kingdom during the year as management prioritized completion of the Company’s Nasdaq listing process and preparation for the Company’s next phase of development ahead of its planned expansion into the United States market.

Research and development expenses increased to £626,263 for the year ended December 31, 2025 from £229,426 for the year ended December 31, 2024. The increase reflected continued investment in development of the Company’s social commerce platform, including engineering support, product functionality enhancements and systems supporting the Company’s ShareBack framework and affiliate-network integrations.

Depreciation and amortization expense remained broadly consistent at £2,011,565 for the year ended December 31, 2025 compared with £2,015,877 for the year ended December 31, 2024.

Following admission for trading in November 2025, management began preparing for recruitment of a U.S.-based leadership team expected to support the Company’s next phase of development during 2026 ahead of its planned expansion into the United States market. This recruitment process represents an important component of the Company’s transition from platform development and public-company readiness activities toward execution of its international growth strategy.

Excluding the impact of performance incentive share-based compensation expense recognized during the year ended December 31, 2025, the increase in operating expenses compared with the prior year primarily reflected investment in public-company infrastructure, governance capability and continued platform development activities following the Company’s admission for trading on Nasdaq.

The Company expects operating expenses to continue to reflect investment in organizational capability, platform development and public-company infrastructure as it prepares for expansion into the United States market.

Operating Loss for the Year Ended December 31, 2025 Compared with 2024

Operating loss increased to £63,115,015 for the year ended December 31, 2025 from £11,184,242 for the year ended December 31, 2024. The increase in operating loss was primarily attributable to higher non-cash share-based compensation expense recognized during the year, principally relating to performance incentive grants that vested following achievement of specified Company valuation milestones after the Company’s admission to trading on Nasdaq in November 2025 together with share-based compensation expense recognized within general and administrative expenses in respect of option awards granted under the Company’s equity incentive arrangements.

These share-based compensation expenses are presented within operating expenses in the consolidated results of operations table above and did not represent cash operating expenditures incurred during the year.

Excluding the impact of these non-cash share-based compensation expenses, the change in operating loss compared with the prior year primarily reflected continued investment in platform development, public-company readiness and organizational preparation for the Company’s planned expansion into the United States market.

The Company expects operating results to continue to reflect investment in organizational capability and platform development as it advances toward its next phase of growth following its admission to trading on Nasdaq.

Net Loss for the Year Ended December 31, 2025 Compared with 2024

Net loss increased to £63,313,440 for the year ended December 31, 2025 from £12,321,751 for the year ended December 31, 2024. The increase in net loss was primarily attributable to the increase in operating loss during the year, which reflected higher non-cash share-based compensation expense recognized in connection with performance incentive grants that vested following achievement of specified Company valuation milestones after the Company’s admission to trading on Nasdaq in November 2025 together with share-based compensation expense recognized within general and administrative expenses in respect of option awards granted under the Company’s equity incentive arrangements.

Other income (loss), net was £(11,710) for the year ended December 31, 2025 compared with £32,438 for the year ended December 31, 2024.

The change in fair value of convertible notes payable resulted in an income of £479,022 for the year ended December 31, 2025 compared with a loss of £479,024 for the year ended December 31, 2024. These non-cash fair value adjustments reflected the Company’s progression toward admission of its Class A ordinary shares for trading on Nasdaq in November 2025, as certain conversion features were linked to listing-related valuation benchmarks. Following admission for trading and related conversion activity during the period, no convertible notes payable remained outstanding that were subject to fair value measurement at December 31, 2025.

Interest expense was £665,737 for the year ended December 31, 2025 compared with £690,923 for the year ended December 31, 2024 and primarily related to interest recognized on the Company’s outstanding convertible loan notes, notes payable and on-demand loan arrangements during the period.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Management considers an accounting estimate to be critical if it requires judgment about matters that are inherently uncertain and if changes in those estimates could have a material impact on the Company’s consolidated financial statements or results of operations. The Company believes the following represent its most significant critical accounting estimates.

ShareBack incentive program

The Company operates a ShareBack incentive program under which platform users may earn contingent equity-settled participation rights (“WePoints”) based on qualifying transactions and referral activity. These awards are accounted for as equity-settled share-based compensation under ASC 718 and are recognized at grant-date fair value when qualifying activity is confirmed.

Management applies judgment in determining when qualifying transactions have been validated by affiliate partners and whether historical transaction rejection patterns and inactivity-based forfeiture provisions should result in reversals of previously recognized awards. During 2025, the Company processed a backlog of historical retailer decline notifications relating to earlier-period transactions, which resulted in a concentration of reversal activity during the period. Changes in retailer validation timing, platform transaction activity levels or forfeiture experience could materially affect share-based compensation expense recognized in future periods.

Performance incentive grants

During the year ended December 31, 2025, the Company recognized significant share-based compensation expense associated with performance incentive grants that vested upon achievement of specified Company valuation milestones following admission of the Company’s Class A ordinary shares for trading on Nasdaq. These awards contain market-condition vesting features and were measured using valuation techniques requiring assumptions regarding expected volatility, expected term and valuation benchmark achievement. Changes in these assumptions could materially affect the valuation of future awards and related compensation expense.

Valuation of convertible financial instruments

Certain convertible loan notes issued in prior periods were measured at fair value using valuation techniques incorporating assumptions regarding conversion timing, discount rates and the Company’s equity valuation. Changes in these assumptions affected the fair value adjustments recognized in the consolidated statements of operations during the periods presented. Following conversion of these instruments during 2025, no convertible loan notes subject to fair value measurement remained outstanding at December 31, 2025.

Intangible asset valuation and recoverability

The Company’s developed technology intangible asset is tested for impairment when indicators of impairment are present by comparing its carrying value with projected undiscounted future cash flows. These projections incorporate assumptions regarding expected platform growth, future revenues and operating performance. Changes in these assumptions could result in impairment charges in future periods.

B.Liquidity and Capital Resources

Liquidity Overview

The Company has historically funded its operations primarily through equity issuances and convertible loan note financings as it developed its platform and prepared for admission of its Class A ordinary shares for trading on Nasdaq in November 2025. Following admission to trading and related conversion activity associated with previously outstanding convertible instruments, the Company’s capital structure transitioned toward equity-based incentive funding mechanisms, including exercises under its performance incentive grant program.

In the period following admission to trading and prior to the initial exercises of performance incentive grants beginning on January 30, 2026, the Company utilized short-term loan facilities, including on-demand loan arrangements and 365-day term loans, to support working capital requirements. Three of these facilities were provided by related parties and are described further in “Item 7. Major Shareholders and Related Party Transactions” and the accompanying consolidated financial statements.

The Company’s liquidity strategy following admission to trading contemplated that exercises under the performance incentive grant program would represent an important component of the Company’s working capital funding strategy to support the Company’s next phase of development. Exercises of these awards commenced in early 2026 and provided additional capital to support ongoing operations and organizational development.

The Company expects to continue to incur operating losses as it invests in platform capability, organizational infrastructure and recruitment of a U.S.-based leadership team ahead of its planned expansion into the United States market during 2026. Management believes that existing cash resources together with proceeds received from exercises of performance incentive grants are expected to support the Company’s operating plans and planned organizational development following its admission to trading on Nasdaq.

Sources of Liquidity

Following admission of the Company’s Class A ordinary shares to trading on Nasdaq in November 2025, the Company utilized short-term loan facilities, including on-demand loan arrangements and 365-day term loans, to support working capital requirements during the transition period prior to commencement of exercises under the performance incentive grant program. Certain of these facilities were provided by related parties and are described further in “Item 7. Major Shareholders and Related Party Transactions” and the accompanying consolidated financial statements.

These facilities were intended to provide interim working capital support following admission to trading while the Company progressed toward implementation of its post-listing funding strategy.

Exercises under the Company’s performance incentive grant program commenced on January 30, 2026 and provided additional working capital to support ongoing operations and organizational development. As of the date of this Annual Report, approximately $3 million of proceeds had been received from exercises of performance incentive grants.

In addition, further vested Performance Incentive Grants remain outstanding which, if exercised by holders, could provide up to approximately $44 million of additional proceeds to the Company. Any proceeds received from such exercises would provide additional liquidity to support the Company’s operations and strategic development activities.

Management expects that exercises under the performance incentive grant program will represent an important component of the Company’s funding strategy as it continues execution of its planned organizational expansion and prepares for entry into the United States market.

Cash Flows for the Year Ended December 31, 2025 Compared with 2024

Cashflows £	2025	2024
Net cash used in operating activities	(4,348,921)	(2,159,165)
Net cash used in investing activities	(1,547)	(5,930)
Net cash provided by financing activities	4,325,468	2,053,750
Cash and cash equivalents at end of year	3,066	28,066

Net cash used in operating activities was £(4,348,921) for the year ended December 31, 2025 compared with £(2,159,165) for the year ended December 31, 2024. Cash used in operating activities primarily reflected continued investment in platform development, public-company readiness activities and organizational infrastructure as the Company prepared for admission of its Class A ordinary shares to trading on Nasdaq and its planned expansion into the United States market.

Net cash used in investing activities was £(1,547) for the year ended December 31, 2025 compared with £(5,930) for the year ended December 31, 2024 and primarily related to purchases of property and equipment.

Net cash provided by financing activities was £4,325,468 for the year ended December 31, 2025 compared with £2,053,750 for the year ended December 31, 2024. Cash provided by financing activities during 2025 primarily reflected proceeds from the issuance of notes payable and convertible notes payable, including facilities entered into following admission to trading on Nasdaq to support working capital requirements during the transition period prior to commencement of exercises under the Company’s performance incentive grant program.

Cash and cash equivalents were £3,066 at December 31, 2025 compared with £28,066 at December 31, 2024. Subsequent to year end, the Company received additional working capital from exercises of performance incentive grants, which commenced on January 30, 2026 as described above under “Sources of Liquidity.”

The Company’s financing activities during the year were intended to provide interim working capital support following admission to trading pending commencement of exercises under the performance incentive grant program.

Working Capital and Liquidity Outlook

The Company has historically incurred operating losses as it invested in development of its platform and organizational infrastructure. The Company expects to continue to incur operating losses as it advances execution of its growth strategy, including recruitment of a U.S.-based leadership team and continued investment in platform capability ahead of its planned expansion into the United States market during 2026.

Following admission of the Company’s Class A ordinary shares to trading on Nasdaq in November 2025, the Company entered into short-term loan arrangements, including on-demand loan facilities and 365-day term loans, to support working capital requirements during the transition period prior to commencement of exercises under the Company’s performance incentive grant program.

Exercises under the performance incentive grant program commenced on January 30, 2026 and have provided additional working capital to support ongoing operations. As described above under “Sources of Liquidity,” approximately $3 million of proceeds had been received from exercises of performance incentive grants as of the date of this Annual Report. In addition, further vested Performance Incentive Grants remain outstanding which, if exercised by holders, could provide up to approximately $44 million of additional proceeds to the Company. Any proceeds received from such exercises would provide incremental liquidity to support the Company’s working capital requirements and ongoing strategic development activities.

Management expects exercises under the performance incentive grant program to represent an important component of the Company’s working capital funding strategy as the Company continues execution of its planned organizational expansion and prepares for entry into the United States market.

Management believes that existing cash resources together with proceeds received subsequent to year end from exercises under the performance incentive grant program, and expected proceeds from additional vested performance incentive grants that may be exercised by holders, are expected to support the Company’s planned operating activities and organizational development following admission to trading on Nasdaq.

Contractual Obligations

£	Less than 1 year	1-3 years	Total
Notes payable (including accrued interest)	406,109		406,109
Loans payable (including accrued interest)	1,911,294		1,911,294

As of December 31, 2025, the Company’s contractual obligations primarily consisted of notes payable and short-term loan arrangements, including on-demand loan facilities and 365-day term loans entered into following admission of the Company’s Class A ordinary shares to trading on Nasdaq to support working capital requirements during the transition period prior to commencement of exercises under the performance incentive grant program. These obligations also included legacy loan arrangements that remained outstanding at December 31, 2025.

Further information regarding these arrangements is included in Note 7 to the consolidated financial statements and “Item 7. Major Shareholders and Related Party Transactions.”

Off-Balance-Sheet Arrangements

The Company did not have any off-balance-sheet arrangements as of December 31, 2025.

C.Research and Development

Research and development expenses primarily relate to engineering, platform development and product functionality enhancements supporting the Company’s social commerce technology platform, including systems supporting the Company’s ShareBack framework and affiliate-network integrations.

Research and development expenses were £626,263 for the year ended December 31, 2025 compared with £229,426 for the year ended December 31, 2024. The increase reflected continued investment in platform capability and supporting infrastructure as the Company progressed toward admission of its Class A ordinary shares to trading on Nasdaq and prepared for its planned expansion into the United States market.

The Company expects to continue investing in research and development activities as it enhances platform functionality, supports user growth initiatives and prepares for entry into the United States market.
D.Trend Information

During 2025, the Company’s operating activities reflected a transition period associated with admission of its Class A ordinary shares for trading on Nasdaq and preparation for the Company’s planned expansion into the United States market. As part of this transition, management placed reduced emphasis on short-term commercial activity within the United Kingdom while prioritizing organizational development and platform readiness for the Company’s next phase of growth.

The Company expects operating expenses to continue to reflect investment in platform capability, public-company infrastructure and recruitment of a U.S.-based leadership team as it prepares for entry into the United States market during 2026.

Exercises under the Company’s performance incentive grant program commenced on January 30, 2026 and represent an important component of the Company’s funding strategy as it progresses through its post-listing development phase.

The Company expects to continue to incur operating losses in the near term as it executes its growth strategy and advances development of its platform ahead of its planned expansion into the United States market.

Implementation of the Company’s ShareBack framework for U.S. users requires effectiveness of a registration statement with the Securities and Exchange Commission. The Company’s previously filed registration statement requires updating to include the Company’s audited consolidated financial statements for the year ended December 31, 2025 before it may be refiled. As a result, implementation of ShareBack participation for U.S. users has been paused pending completion of this Annual Report and refiling of the updated registration statement.

The Company expects to refile the updated registration statement following completion of this Annual Report.
Item 6. Directors, Senior Management and Employees
A.Directors and senior management
The following sets forth the names, ages and functions of our directors and executive officers. The business address of the members of our Board and members of our senior management is the same as our business address: Hawk House, 22 The Esplanade, Jersey, JE1 1HH, Channel Islands.

Name	Age	Position
Directors:
John Foley (A) *	70	Chairman
Paul Ellerbeck	49	Chief Executive Officer and Director
Johnny Hickling	34	Chief Financial Officer and Director
Paul Teasdale (C) *	59	Director
Andrew Fearon *	56	Director
Oliver Egerton-Vernon	43	Director
Oana Crisan	41	Director

Executive Officers:
Philip Radden		Chief Technology Officer
Francis McNeill		Head of Operations
John Garner		Head of Strategy and Vision
Nick Wagstaff		Head of Product
James Fox		Head of Commercial
Matthew Behan		Head of Finance
*Independent Directors and Members of both Audit and Compensation Committees
(A) Chairman of the Audit Committee
(C) Chairman of the Compensation Committee

The following sets forth biographical information regarding the members of our Board and executive officers:
John Foley has served as Chairman of the Board since December 2024. Mr. Foley is a qualified Barrister and Chartered Accountant and is an experienced investor and public and private company director having served on a continuous basis on a number of UK listed public company Boards for a period of over 30 years. He was Chief Executive of two UK listed public companies between 1992 and 2006 and Chairman of three UK listed public companies between 2007 and 2022. He has considerable experience of developing businesses into larger, successful operations which are then attractive to institutional owners. He was a co-founder and Chairman of Premier Technical Services Group Ltd which is a multinational, multi-disciplinary building compliance services provider and which has since 2021 been majority owned by Warburg Pincus and Macquarie Capital. He was Chairman of SEC Newgate Group which is a global strategic communications and advocacy services provider until 2023 when Investcorp became its majority owner. He is currently an investor in a number of private companies which are in the early stages of development.
Paul Ellerbeck has served as a director on the Board since November 2021 as well serving the business in executive capacities for numerous years as both CTO and CEO with a primary focus on the build of WeShop’s first-class innovative technology platform. Mr. Ellerbeck is a technologist with a career spanning three decades and has participated in the development of some genuine “world firsts” namely with Sir Stelios Haji-Ioannou’s easyGroup incubator, the group responsible for developing the famous easyJet product amongst delivery of other easyGroup technology businesses. Mr. Ellerbeck was CTO at DMGT’s (Daily Mail and General Trust) where he was the CTO within the leadership of which aided, oversaw and delivered the DMGT acquisition of Zoopla which ultimately led to the successful float of the newly enlarged ZPG, (Zoopla Property Group) on the LSE for £919m. Mr. Ellerbeck’s technology career has spanned large enterprises in the PE space as well as SME and startup’s, building technology products in the Fintech, Proptech, automotive, e-Learning and digital publishing verticals. Mr. Ellerbeck was the CTO of the fastest growing UK website Fish4Jobs in 2007.
Mr. Ellerbeck is also the sole director of CSIL, which holds approximately 19% of the Company’s Class A ordinary shares.

Johnny Hickling has served as a director on our Board since July 2025 and as our Chief Financial Officer since August 2025. From January 2024 until May 2025, Mr. Hickling was Group Head of Treasury at Sancus Lending where he managed multi-jurisdictional funding lines (£200m AUM) across the UK, Ireland, and the Channel Islands, optimized funding allocations, and supported strategic decision-making. From April 2019 until January 2024, he served as Management Accountant at Carlton Management Services/Somerston Family Office, overseeing treasury and financial analysis for a large US real estate development and leading IT system improvements. Earlier in his career, Mr. Hickling worked at KPMG Channel Islands as an Assistant Manager in Advisory & Audit and at Deutsche Bank as a Business Manager & Financial Analyst. Mr. Hickling is also a Fellow of the Association of Chartered Certified Accountants.
Paul Teasdale has served as a director on our Board since May 2025. Mr. Teasdale is the co-founder, former CEO, and current executive chairman of Premier Technical Service Group Limited (“PTSG”). PTSG is a provider of multiple specialist services to the construction and facilities management sectors that now employs more than 3,000 people across the UK and Europe. Mr. Teasdale served as the CEO of PTSG for more than 16 years until April 2023 when he began his current role as executive chairman. Mr. Teasdale led PTSG during its two major ownership changes in 2018 and 2021 which valued PTSG at an enterprise value of approximately £1bn.
Andrew Fearon has served as a director on our Board since October 2020. Mr. Fearon is the joint CEO and founder of Titan Wealth group which he launched in July 2021. The business, which is backed by US private equity Parthenon Capital and Ares Management, offers clients all aspects of wealth management and currently manages more than £38bn of assets both in the UK and internationally. Mr. Fearon also runs a family office with his business partner called Hyperion Equity Partners that specializes in buy and build strategies in fragmented sectors in the UK. Mr. Fearon started his career as a corporate lawyer in London and since 2000 has been involved in several business start-ups and growth capital ventures.
Oliver Egerton-Vernon has served as a director on our Board since October 2020. Since February 2017, Mr. Egerton-Vernon has also served as a director on the Board of Garfield-Bennett Trust Company (a regulated corporate services provider based in Jersey) where he has practiced since 2013. Mr. Egerton-Vernon is a qualified English Solicitor and between 2009 and 2013 practiced with Mourant Ozannes in Jersey. Prior to this, Mr. Egerton-Vernon qualified and practiced in the City of London with Taylor Wessing. Mr. Egerton-Vernon has been involved in several significant legal cases in Jersey (including attendance at all levels up to the Privy Council) as well as in England and Wales.
Oana Crisan has served as a director on our Board since October 2020. Since March 2018, Mrs. Crisan has also served as a director on the Board of Garfield-Bennett Trust Company (a regulated corporate services provider based in Jersey). Prior to joining Garfield-Bennett Trust Company in 2016, Mrs. Crisan worked at Coutts & Co Trustees which she joined in 2010. Mrs. Crisan started her career in Brasov, Romania working for both Raiffeisen Bank and Millennium Bank before joining a public authority.
Executive Officers
Philip Radden has served as WeShop’s Chief Technology Officer since March 2022. From March 2014 to January 2022, he was Solutions Architect and then Chief Technology Officer at Epropservices, a technology media and branding provider to UK and international real estate businesses. From October 2012 until February 2014, he was Software Development Director at Learndirect Limited, the UK’s largest provider of skills, training and employment services. Previously to that, he was Group Chief Architect at The Digital Property Group, responsible for the UK’s third and fourth most visited property websites, from January 2011 to September 2012.
Francis McNeill has served as WeShop’s Head of Operations since July 2023. Previously, he served as WeShop’s Head of Customer Services from June 2021 to June 2023. From Oct 2018 to May 2021, Mr. McNeill ran his own management consultancy company. From January 2010 to May 2018, Mr. McNeill served as Head of Operations at Claims Advisory Group, a UK financial mis-selling claims company. Prior to 2010, Mr. McNeill worked at Halifax PLC and subsequently Lloyds Banking Group, where he held various operational management roles across the retail banking, motor finance and e-commerce divisions between July 1990 and December 2009.
John Garner is a founder of WeShop and has served as Head of Strategy and Vision since inception. Mr. Garner served as a director on the Board of WeShop from March 2022 until February 2024. Mr. Garner has been involved in the marketing and commercial development of the business over the last three years researching and presenting internationalization plans for the company with a focus on the United States. Mr. Garner worked in the city of London between 2005-2009 for a Swiss-based private equity company called Corvus Capital which completed over 15 SPAC transactions on the Alternative Investment Market (AIM) in London. In 2011, Mr. Garner founded The Social Superstore Limited which became WeShop Limited. In 2021, he took up the role as Founder, Head of Strategy and Vision at WeShop Holdings Limited.
Nick Wagstaff has served as WeShop’s Head of Product since August 2022, initially joining as a Business Analyst in May 2021. From June 2020 to May 2021, Mr. Wagstaff was Senior Product Manager at Maple Syrup Media (trading as Quidco), the second largest consumer cashback provider in the UK with over ten million members. Mr. Wagstaff previously worked at PetrolPrices.com, from July 2016 to June 2020, a B2C UK fuel price comparison service with over 2.5 million members as Head of Product Design. Prior to PetrolPrices, Mr. Wagstaff served as Business Analyst at MCI Systems from January 2014 to July 2016, an ERP software house with over 3,000 installations worldwide.
James Fox has served as WeShop’s Head of Commercial since July 2022. Before his tenure at WeShop, Mr. Fox was the Livestream Operations & Commercial Manager at TikTok from August 2021 to July 2022. His role was pivotal in developing studio operations and managing brand commercial activities across the UK. He worked closely with account managers and creator managers to enhance the in-app shopping experience and produce impactful short-form video and live-stream strategies. Prior to his role at TikTok, Mr. Fox served as a Digital Commercial Producer at Sotheby’s from July 2018 to June 2021.
Matthew Behan has served as Head of Finance since July 2025. Mr. Behan has over 10 years of experience in offshore finance, fund accounting, and operational management, specializing in financial statement preparation, NAV processes, client relationship management, and system improvements within regulated fund environments and multi-jurisdictional reporting. Previously, Mr. Behan was an Accountant at Apeiron Investment Group in Malta, where he led outsourced accounting teams, managed tight reporting deadlines, and developed reporting templates to improve efficiency. Prior to that, he served as an Account Manager at Apex Group, overseeing client portfolios, managing teams across Malta and the Netherlands, and coordinating audits and regulatory reporting. From 2016 to 2019, Mr. Behan held Senior Fund Accountant roles at Alter Domus in Malta and Aztec Financial Services in Jersey, where he produced complex financial statements, contributed to automation projects, and trained junior staff. Earlier in his career, he held fund accounting roles at Lloyds Banking Group in Jersey and gained audit experience at Deloitte LLP. Mr. Behan is also a Fellow of the Association of Chartered Certified Accountants.

B. Compensation

Directors and Executive Management Compensation

As a foreign private issuer, the Company is not required to disclose compensation of members of its Board of Directors or senior management on an individual basis. Instead, the Company reports aggregate compensation paid or accrued to its directors and members of senior management.

For the year ended December 31, 2025, aggregate cash compensation paid or accrued to the Company’s directors and members of senior management was £905,505, consisting of £880,505 paid or accrued to executive management and £25,000 paid to independent directors. In addition to cash compensation, directors and members of senior management participated in the Company’s equity incentive arrangements, including awards granted under the 2022 Employee Share Option Plan and Performance Incentive Grants described below. Share-based compensation represented a significant component of total compensation for the year ended December 31, 2025.

Equity Incentive Plan

The Company maintains the 2022 Employee Share Option Plan (the “2022 Plan”), pursuant to which equity-based awards may be granted to employees, directors, consultants and other service providers of the Company and its subsidiaries. The purpose of the 2022 Plan is to support the Company’s ability to attract, retain and incentivize individuals who contribute to the long-term success of the business and to align their interests with those of shareholders.

The Company may continue to make grants under the 2022 Plan and may amend the plan, increase the number of shares reserved for issuance under the plan or adopt additional equity incentive arrangements in the future, subject to applicable approvals and regulatory requirements.

As of December 31, 2025, options to purchase an aggregate of 1,104,570 Class A ordinary shares were outstanding under the 2022 Plan. The weighted-average exercise price of these options was £4.53 per Class A ordinary share. Of these options, 365,867 were held by members of the Board of Directors and senior management, with a weighted-average exercise price of £7.68 per Class A ordinary share, of which 335,774 were fully vested upon grant in accordance with the terms of the applicable award agreements. The remaining options outstanding under the 2022 Plan were held by employees and other service providers and generally vest in accordance with service-based vesting conditions.

On December 5, 2025, the Company filed a registration statement on Form S-8 registering the Class A ordinary shares issuable upon exercise of options granted under the 2022 Plan.

The issuance of Class A ordinary shares upon exercise of outstanding options, or pursuant to future grants under the Company’s equity incentive arrangements, will result in dilution to existing shareholders.

In addition to the 2022 Plan, the Company has granted performance-based equity incentive awards to certain members of executive management that vest upon achievement of specified Company valuation milestones. These awards are described below under “Performance Incentive Grants.”

Performance Incentive Grants

On October 14, 2025, our Board of Directors approved and granted performance-based option awards to John Garner, John Foley and Paul Teasdale with respect to an aggregate of 5,250,001 Class A ordinary shares (collectively, the “Performance Incentive Grants”). Of these awards:

•3,250,001 options were granted to Mr. Garner, one of our founders and our Head of Strategy and Vision;
•1,000,000 options were granted to Mr. Teasdale, one of our Directors; and
•1,000,000 options were granted to Mr. Foley, Chairman of our Board.

The Performance Incentive Grants vest upon the satisfaction of applicable service conditions and the achievement of specified company valuation targets, as described below. The awards carry certain shareholder rights in accordance with their terms.

In approving the Performance Incentive Grants, the Board determined that performance-based incentives tied to significant company valuation milestones were appropriate to align the interests of John Garner, John Foley and Paul Teasdale with those of our shareholders and to incentivize long-term value creation. The awards do not vest solely based on the passage of time but instead vest only upon the achievement of specified company value thresholds.

The Performance Incentive Grants are eligible to vest over the ten-year period following the closing of this offering. Vesting occurs upon the achievement of specified company value targets, as described below.

John Garner

●	1,125,000 options exercisable at $9.64 which vest when company value reaches $500m
●	1,125,000 options exercisable at $9.64 which vest when company value reaches $1bn
●	375,000 options exercisable at $9.64 which vest when company value reaches $2bn
●	375,000 options exercisable at $9.64 which vest when company value reaches $5bn
●	250,000 options exercisable at $9.64 which vest when company value reaches $10bn
●	One (1) option exercisable at $9.64 which vests when company value reaches $1tr

John Foley

●	350,000 options exercisable at $9.64 which vest when company value reaches $500m
●	350,000 options exercisable at $9.64 which vest when company value reaches $1bn
●	125,000 options exercisable at $9.64 which vest when company value reaches $2bn
●	125,000 options exercisable at $9.64 which vest when company value reaches $5bn
●	50,000 options exercisable at $9.64 which vest when company value reaches $10bn

Paul Teasdale

●	350,000 options exercisable at $9.64 which vest when company value reaches $500m
●	350,000 options exercisable at $9.64 which vest when company value reaches $1bn
●	125,000 options exercisable at $9.64 which vest when company value reaches $2bn
●	125,000 options exercisable at $9.64 which vest when company value reaches $5bn
●	50,000 options exercisable at $9.64 which vest when company value reaches $10bn

In the event of an acquisition of the Company during the applicable performance period, any unvested tranche of the Performance Incentive Grants may vest if the implied company value in such transaction equals or exceeds a company value target that has not previously been achieved. If the acquisition value falls between a company value target that has been achieved and the next higher target that has not been achieved, a portion of the applicable tranche will vest based on linear interpolation between the two valuation thresholds, in accordance with the terms of the awards.

For purposes of the Performance Incentive Grants, “company value” is calculated by multiplying the closing trading price per share of our Class A ordinary shares by the number of shares outstanding on a fully diluted basis, taking into account all issued and outstanding securities and all rights, options, warrants, convertible instruments or other securities or agreements giving rights to acquire our ordinary shares (excluding ordinary shares underlying WePoints and the individual’s own Performance Incentive Grants). A company value target is deemed achieved if it is reached or exceeded at any time and does not need to be maintained for any specified period. There are no additional employment or service-based vesting requirements beyond those set forth in the award agreements.

Of such options, 4,900,000 have vested as of the date of this Annual Report based on the achievement of applicable company value targets. The remaining options vest upon the Company achieving certain market valuation thresholds of $10 billion and higher. As of the date of this Annual Report, 315,889 of these Performance Incentive Grant options have been exercised.

The Board may, from time to time, approve additional performance-based equity awards to directors, officers, employees or consultants, subject to applicable approvals and regulatory requirements.

C. Board Practices

Board of Directors
Our board of directors currently consists of seven directors. Our Memorandum and Articles provide that the minimum number of directors is one and the maximum number of directors is seven, and that any changes to the size of our board of directors must be approved by a resolution of our directors. Our board of directors is divided into three classes, designated Class I, Class II and Class III, with staggered terms. At each annual general meeting, the successors to the class of directors whose term then expires will be elected to serve for a term of three years (or until their successors have been duly elected and qualified), subject to such director’s earlier death, resignation, disqualification or removal.

Pursuant to our Memorandum and Articles, any vacancy on our board of directors, including any vacancy resulting from an increase in the number of directors, may be filled by a Resolution of Shareholders (as defined in the Memorandum and Articles) or by a Resolution of Directors (as defined in the Memorandum and Articles) and any director so appointed will hold office for the remainder of the term of the class to which such director is appointed. Further, any director may be removed (i) only with cause, by the affirmative vote of the holders of at least 66 2/3% of the votes of all then outstanding Class A ordinary shares entitled to vote generally at an election of directors, or (ii) with or without cause, by resolution of our board of directors. For these purposes, “cause” means conduct that amounts to fraud or dishonesty.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Staggered Board

In accordance with the terms of our Memorandum and Articles, our board of directors is divided into three staggered classes of directors, with each director assigned to one of the three classes. At each annual meeting of our shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire at the annual meeting of shareholders to be held during the years 2026 for Class I directors, 2027 for Class II directors and 2028 for Class III directors.

●	Our Class I directors will be Oana Crisan, Andrew Fearon, and Oliver Egerton-Vernon;
●	Our Class II directors will be Johnny Hickling and Paul Ellerbeck; and
●	Our Class III directors will be John Foley and Paul Teasdale.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent shareholder efforts to effect a change of our management or a change in our control.

Director Independence
Our board of directors has determined that John Foley, Paul Teasdale, and Andrew Fearon are independent directors for purposes of the Nasdaq Listing Rules (Rule 5605) and the SEC. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant, including the beneficial ownership of our Class A ordinary shares by each non-employee director. We plan to rely on the exemption to the Nasdaq rule requiring a majority independent directors applicable to “foreign private issuers” as defined by the SEC.
Board Leadership Structure
Our board of directors is currently chaired by John Foley. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.
Committees of our Board of Directors
Our board of directors has established an audit committee and a compensation committee, each of which operates pursuant to a charter adopted by our board of directors. The audit committee and compensation committee charters are available on our website at https://we.shop. Our board of directors may also establish other committees from time to time to assist the board of directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations.
Audit Committee
The members of our audit committee are John Foley, Paul Teasdale, and Andrew Fearon. John Foley serves as the chairperson of the committee. Our board of directors has determined that each member of the audit committee is “independent” as that term is defined in the Nasdaq rules and has sufficient knowledge in financial and auditing matters to serve on the audit committee. In addition, our board of directors has determined that each member of the audit committee meets the heightened independence requirements for audit committees required under Section 10A of the Exchange Act and related SEC and Nasdaq rules. Our board of directors has determined that John Foley is an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:
•appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;
•pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
•reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;
•reviewing and discussing with management and our independent registered public accounting firm our consolidated financial statements and related disclosures as well as critical accounting policies and practices used by us;
•coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
•recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited consolidated financial statements shall be included in our annual report on Form 20-F;
•monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;
•preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
•reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
•reviewing quarterly earnings releases.
Compensation Committee
The members of our compensation committee are John Foley, Paul Teasdale, and Andrew Fearon. Paul Teasdale serves as the chairperson of the committee. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in Nasdaq rules. In addition, our board of directors has determined that each member of the compensation committee meets the heightened independence requirements for compensation committee purposes under Section 10C of the Exchange Act and related SEC and Nasdaq rules. The compensation committee’s responsibilities include:
•reviewing and approving our philosophy, policies and plans with respect to the compensation of our chief executive officer;
•making recommendations to our board of directors with respect to the compensation of our chief executive officer and our other executive officers;
•reviewing and assessing the independence of compensation advisors;
•overseeing and administering our equity incentive plans;
•reviewing and making recommendations to our board of directors with respect to director compensation; and
•preparing any compensation committee reports or other compensation disclosures required by the SEC.
Code of Ethics
We have adopted a Code of Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. The Code of Ethics applies to all of our Board members, directors of our subsidiaries and our affiliates and employees. The full text of the Code of Ethics is available on our website at https://we.shop. The information and other content appearing on our website are not part of this Annual Report and our website address is included in this Annual Report as an inactive textual reference only. Any amendments or waivers from the provisions of the Code of Ethics for members of our Board will be made only after approval by our Board and will be disclosed on our website promptly following the date of such amendment or waiver.
Our Code of Ethics includes a conflicts of interest policy and sets forth guidelines for employee conduct designed to prevent actual or perceived conflicts of interest. Employees are required to avoid situations in which they are directly or indirectly involved in, connected with, or derive personal benefit from external business activities that conflict, or may reasonably be perceived to conflict, with the interests of the Company.

Employees may not use, disclose, or share non-public Company information for personal benefit or for the benefit of any third party. These requirements also apply, where relevant, to the activities of employees’ immediate family members and close personal associates.

In addition, we have implemented compliance policies that describe the compliance management systems that have been implemented for us and our subsidiaries. Our compliance policies are designed to ensure compliance with applicable legal requirements, while at the same time implementing high ethical standards that are mandatory for both management and each employee. For example, the company requires that all board members and other employees attend electronic or face-to-face trainings tailored to specific compliance issues and risks at the company. Our compliance program is overseen by the data protection officer who functions as an independent and objective body that reviews and evaluates compliance issues and concerns within our organization. The overall responsibility for the compliance management system lies with the Board. The Audit Committee will receive regular reports on the operation of the compliance management system.
Corporate Governance Practices
As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of the British Virgin Islands, instead of those otherwise required under the rules of Nasdaq for domestic issuers, we intend to voluntarily follow some Nasdaq corporate governance rules. However, we intend to take advantage of the following limited exemptions:
•exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the Code of Ethics. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption;
•exemption from the Nasdaq rules applicable to domestic issuers pertaining to proxy solicitation;
•exemption from the Nasdaq rules application to domestic issuers permitting foreign private issuers to follow home-country corporate governance practices in connection with director independence, the selection of director nominees, the holding of independent director meetings, and quorum requirements; and
•exemption from the Nasdaq rules applicable to domestic issuers relating to compensation matters, including shareholders’ vote regarding equity compensation plans, disclosure of individual compensation for the company’s directors and management and obtaining shareholder approval in connection with the establishment of or amendment to certain equity-based compensation plans.
We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.2
D. Employees

As of April 20, 2026, the Company had 20 full-time employees, 3 full-time direct contractors and 2 part-time direct contractors. The Company also engaged 15 full-time contractors through third-party agencies.
E. Share Ownership

Ownership of the Company’s Class A ordinary shares by its directors and executive officers is set forth below in Item 7.A of this Annual Report.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders

The following table presents information, as of March 31, 2026, regarding the beneficial ownership of our Class A ordinary shares for:

•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding Class A ordinary shares;
•each member of our Board; and
•all members of our Board as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any Class A ordinary shares over which a person has sole or shared voting or investment power, as well as any Class A ordinary shares that such person has the right to acquire within 60 days of March 31, 2026 through the exercise of any option, warrant or other right.

Securities subject to vesting or performance conditions that have not been satisfied within 60 days of March 31, 2026 are excluded from beneficial ownership.

Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to the Class A ordinary shares beneficially owned by them. The “Number of Class A Ordinary Shares” column includes shares that may be acquired within 60 days of March 31, 2026.

The number of Class A ordinary shares outstanding used in calculating percentage ownership in the table below is 10,963,783, representing the number of Class A ordinary shares issued and outstanding as of March 31, 2026. In accordance with Rule 13d-3 under the Exchange Act, Class A ordinary shares that a person has the right to acquire within 60 days of March 31, 2026 are deemed outstanding for purposes of calculating that person’s ownership percentage, but are not deemed outstanding for purposes of calculating the ownership percentage of any other person.

Major shareholders do not have voting rights that differ from those of other holders of Class A ordinary shares.

The Company is not directly or indirectly owned or controlled by another corporation, foreign government or other natural or legal person.

The Company is not aware of any arrangements that may at a subsequent date result in a change in control of the Company.

		Class A Ordinary Shares Beneficially Owned
		Number of Class A Ordinary Shares	Percentage of Class
	Name of Beneficial Owner
	John Garner (1)	2,453,125	22.4%
	John Foley (2)	3,077,382	22.0%
	Sidney PTC Limited (3)	2,247,826	20.3%
	Paul Ellerbeck (4)	2,302,158	19.3%
	Community Social Investments Limited (5)	2,083,333	19.0%
	Paul Teasdale (6)	1,826,134	15.3%
	FFIH Limited (7)	1,003,938	9.2%
	Hawk Investment Holdings Limited (8)	968,459	8.8%
	WeCap Plc (9)	806,022	7.4%
	Max Capital Limited (10)	773,822	7.1%
	Andrew Fearon	215,271	1.9%
	Oana Crisan	37,500	*
	Oliver Egerton-Vernon	37,500	*
	Johnny Hickling	—	*
	Board of Directors	9,743,771	60.2%
	•Less than one percent
1	Includes 773,822 Class A ordinary shares held by Max Capital Limited, a Jersey corporation, with respect to which voting and dispositive power is exercised by a majority of John Foley, John Garner and Paul Teasdale. The address of Max Capital Limited is 22 The Esplanade, St Helier, Jersey JE1 1HH. Also includes 3,000,000 vested performance-based options exercisable within 60 days of February 16, 2026.
2	Includes (i) 1,003,938 Class A ordinary shares held by FFIH Limited, a United Kingdom corporation, with respect to which Mr. Foley and June Foley share voting and dispositive power; and (ii) 773,822 Class A ordinary shares held by Max Capital Limited, a Jersey corporation, with respect to which voting and dispositive power is exercised by a majority of John Foley, John Garner and Paul Teasdale. The address of FFIH Limited is c/o Dains Accountants Limited, 3rd Floor, Chamberlain Square, Birmingham, B3 3AX, United Kingdom. The address of Max Capital Limited is 22 The Esplanade, St Helier, Jersey JE1 1HH. Also includes 950,000 vested performance-based options exercisable within 60 days of February 16, 2026.

3	Sidney PTC Limited is a corporation formed in the Isle of Jersey that serves as trustee for the Original Trust, a trust formed in the Isle of Jersey. Sidney PTC Limited exercises sole dispositive voting control over the Original Trust which is exercised by majority vote of Marcus Stone, Richard Griffiths, G.B. Directors Limited, and G.B. Directors 2 Limited. The directors of G.B. Directors Limited and G.B. Directors 2 Limited are Oliver Egerton-Vernon, Oana Crisan, and William Garfield Bennett. Sidney PTC Limited’s address is First Floor, Durell House, 28 New Street, St Helier, Jersey, JE2 3RA.
4	Includes 2,083,333 Class A ordinary shares held by Community Social Investment Limited, a United Kingdom corporation, with respect to which Mr. Ellerbeck has sole voting and dispositive power. The address of Community Social Investment Limited is 10 Queen Street Place, London, United Kingdom, EC4R 1AG. Also includes 70,743 Class A ordinary shares held directly by Mr. Ellerbeck and 93,750 vested options exercisable within 60 days of February 16, 2026.
5	Community Social Investment Limited, a United Kingdom corporation for which Paul Ellerbeck has sole dispositive power. Its address is 10 Queen Street Place, London, United Kingdom, EC4R1AG.
6
Includes (i) 773,822 Class A ordinary shares held by Max Capital Limited, a Jersey corporation, with respect to which voting and dispositive power is exercised by a majority of John Foley, John Garner and Paul Teasdale; and (ii) 527,914 Class A ordinary shares held by HallCo 1766 Limited, a Jersey corporation, with respect to which Paul Teasdale has sole voting and dispositive power. The address of Max Capital Limited is 22 The Esplanade, St Helier, Jersey JE1 1HH. The address of HallCo 1766 Limited is Mill Estate, Church Lane, Hotham, York, YO43 4UG, United Kingdom. Also includes 950,000 vested performance-based options exercisable within 60 days of February 16, 2026.

7	FFIH Limited is a United Kingdom corporation for which John Foley and June Foley exercise dispositive voting control. FFIH Limited’s address is C/O Dains Accountants Limited, 3rd Floor, Chamberlain Square, Birmingham, B3 3AX, United Kingdom.
8	Hawk Investment Holdings Limited is controlled by Albany Directors Limited. Albany Directors Limited is Anthony Holt. Hawk Investment Holdings Limited’s address is Newport House, 15 The Grange, St Peter Port, Guernsey, GY1 4LA, Channel Isles.
9	WeCap Plc is a publicly-traded corporation incorporated in the United Kingdom. Its address is 25 Eccleston, London, United Kingdom, SW1W 9NF.
10	Max Capital Limited is a Jersey corporation for which sole dispositive power is exercised by a majority vote of John Foley, John Garner, and Paul Teasdale. Its address is 22 the Esplanade, St Helier, Jersey, JE11HH.

B. Related Party Transactions
The following is a description of related party transactions we have entered into since January 1, 2024 with any of our officers, members of the Board, or holders of more than 5% of our Class A ordinary shares.

Related-party loan facilities
During the year ended December 31, 2025, the Company entered into loan facilities with entities controlled by members of the Board of Directors.

These facilities comprised advances of:

•£633,333 from FFIH Limited;
•£500,000 from HallCo Limited; and
•£633,333 from Hawk Investment Holdings Limited

The facilities from FFIH Limited and HallCo Limited are repayable on demand.

As of December 31, 2025, amounts outstanding under these facilities totaled £1,766,666 of principal, with accrued interest of £43,153.

FFIH Limited became a related party in December 2024 following the appointment of John Foley to the Board of Directors. HallCo Limited became a related party in March 2025 following the appointment of Paul Teasdale to the Board of Directors. Hawk Investment Holdings Limited became a related party in September 2025 upon becoming the beneficial owner of more than 5% of the Company’s Class A ordinary shares following conversion of previously issued convertible loan notes.

Further information regarding these borrowings is included in Note 7.

Convertible loan note participation

Certain related parties, including WeCap Plc, FFIH Limited, HallCo Limited and Andrew Fearon participated in the Company’s unsecured convertible loan note arrangements described in Note 7. These instruments were converted into ordinary shares during the year ended December 31, 2025.

The below is a roll forward of the convertible notes payable, net - related party:

£
Balance at January 1, 2024	7,536,400
Proceeds received	425,000
Reclassification to related party (previous debt holder was appointed as a board member)	775,399
Interest expense accrued	858,137
Debt issuance cost amortization	63,600
Conversion of convertible notes payable	(7,750,000)
Change in fair value of convertible notes	15,460
Forgiveness of interest on conversion	(883,599)
Balance at December 31, 2024	1,040,397
Proceeds received	1,000,000
Reclassification to related party (previous debt holder was appointed as a board member)	764,932
Interest expense accrued	367,152
Forgiveness of interest on conversion	(3,805)
Change in fair value of convertible notes	2,558
Conversion of convertible notes payable	(3,157,021)
Carrying value of convertible notes extinguished upon conversion to equity	(14,213)
Balance at December 31, 2025	—

Hawk Investment Holdings Limited participated in these loan arrangements and became a principal shareholder of the Company following conversion of its notes during the year ended December 31, 2025. As Hawk Investment Holdings Limited was not a related party at the time the borrowings were entered into, these amounts have not been presented as related-party transactions in the tables above. The rollforward presented above includes £25,000 of principal relating to a convertible loan note that was classified and measured at fair value, with changes in fair value recognized in the consolidated statement of operations in accordance with the Company’s accounting policy described in Note 7.

Share-based compensation awarded to directors and executive officers

During the year ended December 31, 2025, the Company granted performance-based option awards to certain directors and executive officers, including John Garner (Founder), John Foley (Chairman) and Paul Teasdale (Non-Executive Director). These awards vest subject to the achievement of specified market-based valuation targets and service conditions.

The Company also maintains share option arrangements with directors and executive officers. Further information regarding these awards is included in Note 9 - Share-Based Compensation.

Consulting agreement

In August 2023, the Company issued 1,662,146 ordinary shares to Max Capital Limited, valued at £28,515,776, and recorded as share-based compensation within sales and marketing expense in the consolidated statements of operations. Additionally, the Company agreed to issue a further 22,725 ordinary shares under the agreement, representing additional share-based compensation expense of £390,298, which was recorded as a share-based compensation liability on the Company’s consolidated balance sheet as of December 31, 2024. The Company considered the guidance in ASC 718 in determining the accounting treatment and fair value of this grant (see Note 9). During the year ended December 31, 2025, the remaining 22,725 ordinary shares were issued and, accordingly, no share-based compensation liability remained outstanding as of December 31, 2025.

C. Interests of experts and counsel

Not applicable.
Item 8. Financial Information

A.Consolidated Statements and Other Financial Information

See “Item 18 – Financial Statements” and the financial statements referred to therein.

Dividend Policy

We have never paid or declared any cash dividends on our Class A ordinary shares and do not anticipate paying any cash dividends on our Class A ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings, if any, to fund the development and growth of our business and to support the expansion of our platform.

Any future determination regarding the declaration and payment of dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our Board of Directors may deem relevant.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. As of the date of this Annual Report, we are not a party to any material legal proceedings.

See Note 12 – Commitments and Contingencies to the consolidated financial statements included in Item 18 of this Annual Report.

B.Significant Changes

Except as disclosed elsewhere in this Annual Report, including under Item 5 – Operating and Financial Review and Prospects and in the consolidated financial statements and related notes included under Item 18 – Financial Statements, there have been no significant changes in our financial position or results of operations since December 31, 2025.

Item 9. The Offer and Listing

A.Offering and Listing Details

The principal host market for the Class A Ordinary Shares of WeShop Holdings Limited is The Nasdaq Capital Market, and the shares are traded under the symbol “WSHP’’.

B.Plan of Distribution

Not applicable.

C.Markets

Since November 14, 2025 our Class A Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “WSHP”.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.
Item 10. Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

General

The Company is a British Virgin Islands business company limited by shares incorporated under the BVI Business Companies Act, Revised Edition 2020 (the “BVI Act”). The Company’s affairs are governed by its Memorandum and Articles, the BVI Act and the common law of the British Virgin Islands.

The Memorandum and Articles contain provisions, among other things, relating to the rights of shareholders, the issuance and transfer of shares, the composition and powers of the board of directors, and the conduct of shareholder meetings. The following is a summary of certain material provisions of the Memorandum and Articles and does not purport to be complete. This summary is qualified in its entirety by reference to the full text of the Memorandum and Articles.

Authorized Shares

The Company is authorized to issue an unlimited number of shares, divided into two classes:

Class A ordinary shares; and
Class B ordinary shares.

The directors are authorized, subject to the Memorandum and Articles and the BVI Act, to issue shares at such times and on such terms as they determine and may create additional classes of shares and determine the rights, privileges, restrictions and conditions attaching to those shares without further shareholder approval.

Each Class A ordinary share confers on the holder:

•the right to attend meetings of shareholders;
•the right to one vote per share on all matters submitted to a vote of shareholders;
•the right to receive dividends, if any, declared by the Company on a pari passu basis with other Class A ordinary shares; and
•the right to participate equally in any distribution of surplus assets on a liquidation or winding up of the Company.

Each Class B ordinary share confers on the holder:

•no right to attend meetings of shareholders;
•no right to vote on matters submitted to shareholders;
•no right to receive dividends declared by the Company; and
•no right to participate in any distribution of surplus assets on a liquidation or winding up of the Company.

The Class B ordinary shares are issuable only to the WeShop Community Trust or a similar trust established for the benefit of users of the Company’s platform and will automatically convert into Class A ordinary shares on a one-for-one basis upon transfer by such trust to an eligible recipient in accordance with the Memorandum and Articles.

Holders of the Company’s ordinary shares do not have pre-emptive rights to subscribe for additional issuances of shares by the Company unless otherwise determined by the board of directors. The Company’s Memorandum and Articles disapply statutory pre-emptive rights that might otherwise arise under the BVI Act.

Transfer Restrictions

The Company’s Memorandum and Articles provide that shareholders holding ordinary shares issued prior to the listing of the Company’s Class A ordinary shares on Nasdaq are subject to transfer restrictions for a period of 365 days following the listing date. During this period, such shareholders may not transfer, assign, pledge, charge or otherwise dispose of their shares without the prior written consent of the board of directors, except in circumstances permitted under the Memorandum and Articles.

These transfer restrictions were adopted in connection with the Company’s listing on Nasdaq and are intended to support an orderly market in the Company’s Class A ordinary shares following admission to trading.

Issue of Shares

Subject to the BVI Act and the Company’s Memorandum and Articles, the board of directors is authorized to issue shares at such times, to such persons, for such consideration and on such terms as the board determines.

The board of directors may issue shares with preferred, deferred or other special rights or restrictions, whether relating to dividends, voting, return of capital or otherwise, and may determine the terms on which such shares are issued without further shareholder approval, except as required by the Memorandum and Articles or applicable law.

The Company’s Memorandum and Articles disapply statutory pre-emptive rights that might otherwise arise under the BVI Act. As a result, shareholders do not have any automatic rights to subscribe for additional issuances of shares by the Company unless such rights are granted by the board of directors.

Variation of Rights

If the Company’s authorized shares are divided into different classes of shares, the rights attached to any class of shares may be varied, whether or not the Company is in liquidation, with the consent in writing of the holders of a majority of the issued shares of that class or by a resolution passed at a meeting of the holders of the issued shares of that class.

The creation, designation or issue of shares ranking in priority to, or pari passu with, an existing class of shares will not be treated as a variation of the rights of that existing class unless otherwise expressly provided in the Memorandum and Articles.

Redemption / Compulsory Acquisition Rights

Under the Company’s Memorandum and Articles and the BVI Act, holders of not less than 90% of the issued shares of a class may require the Company to redeem the remaining shares of that class held by minority shareholders.

Upon the exercise of this right, the Company may redeem the shares held by the minority shareholders at a price determined in accordance with the provisions of the BVI Act. Minority shareholders are entitled to exercise dissent rights in accordance with the BVI Act and to receive payment of the fair value of their shares determined in accordance with the statutory procedures.

Shareholder Meetings

Under the Company’s Memorandum and Articles, shareholders holding not less than 30% of the voting rights of the outstanding voting shares of the Company may requisition a meeting of shareholders.

A quorum for a meeting of shareholders is present if shareholders holding not less than 10% of the voting rights of the issued and outstanding voting shares entitled to vote at the meeting are present in person or by proxy.

Subject to the Memorandum and Articles and the BVI Act, resolutions of shareholders are generally passed by a simple majority of the votes cast by shareholders present in person or by proxy at a duly constituted meeting of shareholders entitled to vote on the resolution.

Following the listing of the Company’s Class A ordinary shares on Nasdaq, shareholders may not approve written resolutions in lieu of holding a meeting of shareholders.

Board of Directors

The Company’s Memorandum and Articles provide that the business and affairs of the Company are managed by, or under the direction or supervision of, the board of directors.

The Memorandum and Articles provide that the board of directors must consist of at least one director. The directors are divided into three classes serving staggered terms of three years, with approximately one-third of the directors standing for election each year.

Subject to the Memorandum and Articles, the board of directors has authority to exercise all powers of the Company that are not required by the Memorandum and Articles or the BVI Act to be exercised by the shareholders.

Directors are not required to hold shares in the Company in order to qualify to serve as directors.

Removal of Directors

Under the Company’s Memorandum and Articles, a director may be removed from office by a resolution of shareholders passed by the holders of not less than two-thirds (66⅔%) of the voting rights of the issued and outstanding Class A ordinary shares entitled to vote on the resolution, and only for cause.

In addition, the board of directors may remove a director from office, with or without cause, by a resolution of the board passed at a meeting of directors convened for that purpose or for purposes including the removal of the director.

These provisions may make it more difficult for shareholders to remove members of the board of directors than would be the case for companies incorporated in certain other jurisdictions.

Business Combination Restrictions

The Company’s Memorandum and Articles contain provisions that restrict the ability of a person or group that acquires 15% or more of the Company’s issued voting shares (an “interested shareholder”) from engaging in certain business combinations with the Company for a period of three years following the date on which such person becomes an interested shareholder.

These restrictions do not apply if:

•the business combination or the transaction resulting in the shareholder becoming an interested shareholder was approved by the board of directors prior to the shareholder becoming an interested shareholder;
•the interested shareholder acquires at least 85% of the voting power of the Company’s outstanding voting shares at the time the transaction is completed (excluding certain shares held by directors, officers and employee share plans); or
•the business combination is approved by the affirmative vote of at least two-thirds (66⅔%) of the voting rights of the issued and outstanding voting shares not owned by the interested shareholder.

These provisions may have the effect of delaying, deterring or preventing a change of control of the Company.

Exclusive Forum

The Company’s Memorandum and Articles provide that, unless the Company consents in writing to the selection of an alternative forum, the courts of the British Virgin Islands will be the exclusive forum for:

•any derivative action or proceeding brought on behalf of the Company;
•any action asserting a claim for breach of fiduciary duty owed by any current or former director, officer or employee of the Company to the Company or its shareholders;
•any action asserting a claim arising pursuant to the BVI Act or the Company’s Memorandum and Articles; and
•any action asserting a claim governed by the internal affairs doctrine.

The Memorandum and Articles further provide that the federal district courts of the United States shall be the exclusive forum for claims arising under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

These forum selection provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees.

Amendments to Memorandum and Articles of Association

Subject to the BVI Act and the provisions of the Company’s Memorandum and Articles, the Memorandum and Articles may be amended by a resolution of shareholders. In certain circumstances permitted under the Memorandum and Articles and the BVI Act, amendments may also be effected by resolution of the board of directors.

Any amendment to the Memorandum and Articles becomes effective upon registration of the amendment with the Registrar of Corporate Affairs in the British Virgin Islands.

Indemnification of Directors and Officers

The Company’s Memorandum and Articles provide that, subject to certain limitations under the BVI Act, the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings, any person who:

•is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or
•is or was, at the request of the Company, serving as a director, officer or in another capacity for another body corporate, partnership, joint venture, trust or other enterprise.

These indemnification rights apply only if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

The Company may also enter into separate indemnification agreements with its directors and officers providing contractual indemnification rights in addition to those set forth in the Memorandum and Articles.

To the extent permitted by applicable law, such indemnification provisions may discourage shareholders from bringing actions against the Company’s directors or officers.

Differences Between BVI Law and Delaware Law

The BVI Act differs in certain material respects from laws generally applicable to corporations incorporated in the State of Delaware. The following is a summary of certain significant differences between the provisions of the laws of the British Virgin Islands applicable to the Company and the laws applicable to companies incorporated under the Delaware General Corporation Law.

Under the BVI Act:

•directors owe statutory and common law duties to act honestly and in good faith and in what they believe to be the best interests of the company;
•directors may, subject to disclosure of their interests, vote on transactions in which they are interested;
•shareholders holding not less than 30% of the voting rights of the outstanding voting shares may requisition a meeting of shareholders;
•shareholders holding not less than 90% of the votes of the outstanding shares of a class may require the Company to redeem the shares of minority shareholders of that class;
•shareholders may apply to the courts of the British Virgin Islands for relief where the affairs of the company are conducted in a manner that is oppressive, unfairly discriminatory or unfairly prejudicial;
•shareholders may, with leave of the court, bring derivative actions in the name of the company in certain circumstances; and
•amendments to the memorandum and articles of association may be effected by shareholder resolution and, in certain circumstances, by resolution of directors.

Unlike Delaware law, the BVI Act does not contain a statutory business combination provision governing transactions with interested shareholders. However, the Company’s Memorandum and Articles include provisions restricting certain business combinations with interested shareholders.

These differences may result in shareholder rights that differ from those applicable to shareholders of companies incorporated in the State of Delaware.

C.Material Contracts

Except as otherwise disclosed in “Item 4.B. Business Overview,” “Item 5.B. Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees” and “Item 7.B. Related Party Transactions,” the Company has not entered into any material contracts outside the ordinary course of business during the two years immediately preceding the date of this Annual Report other than the agreements described below.

WeShop Community Trust Deed

On October 14, 2025, the Company entered into the WeShop Community Trust Deed, pursuant to which the WeShop Community Trust was established in connection with the Company’s ShareBack program. Under this arrangement, the WeShop Community Trust holds Class B ordinary shares for the benefit of eligible platform users participating in the ShareBack program.

The Class B ordinary shares held by the trust do not carry voting rights and do not participate in dividends or distributions upon a liquidation or winding up of the Company. Class B ordinary shares automatically convert into Class A ordinary shares on a one-for-one basis upon transfer by the trust to eligible recipients in accordance with the Memorandum and Articles and the applicable trust arrangements.

The trust structure forms part of the Company’s strategy to align platform participation with shareholder ownership through equity-linked rewards.

Performance Incentive Grant Agreements

The Company has entered into Performance Incentive Grant agreements with certain members of senior management, including John Garner, John Foley and Paul Teasdale. These agreements provide for the right to acquire Class A ordinary shares, subject to the achievement of specified market capitalization thresholds and continued service conditions. Upon exercise of the applicable awards, the holders are required to pay the applicable exercise price in cash to the Company, and the Company will issue the corresponding Class A ordinary shares.

The Performance Incentive Grants are intended to align management incentives with long-term shareholder value creation and may also provide a source of capital to the Company upon exercise.

Registration Rights Agreement

The Company has entered into (or expects to enter into) a registration rights agreement with certain members of senior management, including John Garner, John Foley and Paul Teasdale, pursuant to which such individuals are granted customary demand, piggyback and Form F-3 (or Form S-3, if available) registration rights with respect to Class A ordinary shares issuable upon exercise of certain equity awards held by them.

These registration rights become exercisable only following the valid exercise of the applicable awards and the issuance of the underlying Class A ordinary shares and remain subject to applicable legal, regulatory and stock exchange requirements, as well as any applicable closed or blackout periods.

Beginning one year following the effectiveness of the Company’s registration statement declared effective by the U.S. Securities and Exchange Commission on November 6, 2025 in connection with the Company’s listing of its Class A ordinary shares on Nasdaq, the holders may request that the Company register all or a portion of such shares, subject to specified limitations, including a limitation that the Company is not required to effect more than two such demand registrations.

In addition, if the Company proposes to register any of its securities under the Securities Act for its own account or for the account of other security holders, the holders are entitled to customary piggyback registration rights, subject to certain exceptions and underwriter cutback provisions.

The agreement also provides that the holders may request registration of their securities on Form F-3 (or Form S-3, if available), subject to eligibility requirements and minimum offering size thresholds. The Company has agreed to bear the registration expenses associated with such registrations, other than underwriting discounts and commissions.

Director and Officer Indemnification Agreements

The Company has entered into indemnification agreements with its directors and executive officers. These agreements provide, to the fullest extent permitted by applicable law, for indemnification against certain liabilities and expenses incurred in connection with proceedings arising by reason of service as a director or officer of the Company or, in certain circumstances, at the request of the Company in other capacities.

The agreements also provide for advancement of expenses and certain procedural protections in connection with indemnification claims.

D.Exchange Controls

There are currently no exchange control regulations in the British Virgin Islands that restrict the import or export of capital or affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

There are no limitations under the laws of the British Virgin Islands on the right of non-residents or foreign investors to hold or vote the Company’s ordinary shares.

Subject to applicable laws and regulations and the Memorandum and Articles, dividends declared, if any, may be paid in U.S. dollars or such other currency as the board of directors may determine and may be remitted to shareholders outside the British Virgin Islands without restriction.

The Company’s register of members is maintained electronically by its transfer agent, Computershare, and transfers of the Company’s Class A ordinary shares traded on Nasdaq are effected through the facilities of The Depository Trust Company in accordance with applicable U.S. securities settlement procedures.

E.Taxation

The following discussion summarizes certain material British Virgin Islands and United States federal income tax considerations relevant to the ownership and disposition of the Company’s Class A ordinary shares. This summary does not purport to be a complete analysis of all potential tax consequences and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report. Prospective investors should consult their own tax advisers regarding the tax consequences of the ownership and disposition of the Company’s Class A ordinary shares in light of their particular circumstances.

Material British Virgin Islands Tax Considerations

The Company is incorporated under the laws of the British Virgin Islands.

Under current British Virgin Islands law:

•no income, corporate or capital gains tax is imposed in the British Virgin Islands on the Company or on holders of the Company’s ordinary shares who are not resident in the British Virgin Islands;
•no estate, inheritance, succession or gift tax is payable with respect to the Company’s ordinary shares;
•no withholding tax is imposed in the British Virgin Islands on dividends paid by the Company to holders of its ordinary shares; and
•no stamp duty is payable in the British Virgin Islands on the issuance, transfer or disposition of the Company’s ordinary shares, provided that the Company does not hold an interest in land situated in the British Virgin Islands.

There are currently no exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders that restrict the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of the Company’s ordinary shares.

Material United States Federal Income Tax Considerations for U.S. Holders

The following discussion describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A ordinary shares and the acquisition of our Class A ordinary shares pursuant to the WeShop ShareBack Plan. Because the WeShop ShareBack Plan is unique, there are limited applicable legal precedents applicable to the income tax consequences of the WeShop ShareBack Plan, and we are not able to describe all of the material tax consequences with certainty. The following discussions is for general purposes only, is limited to U.S. federal income tax consequences only, and may not be applicable depending on your particular situation. This discussion deals only with Class A ordinary shares that are held as "capital assets", within the meaning of the Code, by a U.S. Holder.

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes, any of the following:

•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United
States persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Code, and regulations, rulings and judicial decisions thereunder, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•a dealer or broker in securities;
•a financial institution;
•a regulated investment company;

•a real estate investment trust;
•an insurance company;
•a tax-exempt organization;
•a person holding our Class A ordinary shares as part of an integrated or conversion transaction, a constructive sale or a straddle;
•a trader in securities that has elected the mark-to-market method of accounting for your securities;
•a person liable for alternative minimum tax;
•a person who owns or is deemed to own 10% or more of all of our outstanding shares (by vote or value);
•a partnership or other pass-through entity for U.S. federal income tax purposes;
•a person required to accelerate the recognition of any item of gross income with respect to our Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or
•a person whose "functional currency" for U.S. federal income tax purposes is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or partner of a partnership holding our Class A ordinary shares, you are urged to consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. You are urged to consult your tax advisors concerning the particular U.S. federal income tax consequences to you of participation in the WeShop Shareback Plan as well as the ownership and disposition of our Class A ordinary shares, as well as the consequences to you arising under other U.S. federal tax laws (such as estate and gift tax laws) and the laws of any other taxing jurisdiction.

Except as specifically noted below under “—Passive Foreign Investment Company,” the following discussion assumes we are not, and will not be, a PFIC for U.S. federal income tax purposes.

Taxation of Receipt of WePoints and the Redemption of WePoints for our Class A Ordinary Shares

The U.S. federal income tax treatment of the receipt of WePoints and the redemption of WePoints for our Class A ordinary shares is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the WePoints or the redemption of WePoints for our Class A ordinary shares, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a contrary position.

While not free from doubt, it is possible that the receipt of WePoints, before they are redeemed for our Class A ordinary shares, is not treated as taxable to you. Alternatively, the receipt of WePoints, whether or not they are redeemed for our Class A ordinary shares, may be treated as taxable to you at the time such WePoints are received, in which case you would generally realize ordinary income in an amount equal to the fair market value of the WePoints on the day you receive them.

Also, while not free from doubt, it is possible that the redemption of WePoints for our Class A ordinary shares pursuant to the Shareback Plan is not treated as taxable to you. Alternatively, the redemption of WePoints for our Class A ordinary shares may be treated as taxable to you at the time of such redemption, in which case you would generally realize taxable income in an amount equal to the fair market value of the Class A ordinary shares on the day you receive them.

The U.S. federal income tax treatment of the receipt of WePoints and/or the redemption of WePoints for our Class A ordinary shares may differ depending on whether the WePoints you receive or redeem for our Class A ordinary shares were received by you in connection with referrals or in connection with shopping.

There can be no assurance the IRS will agree with the foregoing tax treatment, and it is possible that the federal income tax consequences of receiving WePoints and/or redeeming WePoints for our Class A ordinary shares pursuant to the WeShop Shareback Plan could differ from those described above. Additionally, your participation in the WeShop Shareback Plan may increase the complexity of your tax filings.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE UNDER “—TAXATION OF RECEIPT OF WEPOINTS AND REDEMPTION OF WEPOINTS FOR OUR CLASS A ORDINARY SHRES” IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH PROSPECTIVE PARTICIPANT IN THE WESHOP SHAREBACK PLAN AND INVESTOR IN OUR CLASS A ORDINARY SHARES IS URGED TO CONSULT ITS TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO SUCH INVESTOR OF PARTICPATING IN THE WESHOP SHAREBACK PLAN AND ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES, INCLUDING THE

APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Taxation of Dividends

The gross amount of distributions on our Class A ordinary shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Sales or Exchanges”). We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes. If distributions are paid in foreign currency, the amount of such distribution will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into US Dollars at that time.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income from foreign sources on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. For these purposes, a foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as the Class A ordinary shares are. However, non-corporate U.S. Holders will not be eligible for reduced tax rates on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors regarding the application of these rules to your particular circumstances.

Taxation of Sales or Other Dispositions of Class A Ordinary Shares

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A ordinary shares in an amount equal to the difference between the amount realized for the Class A ordinary shares and your tax basis in the Class A ordinary shares. Subject to the PFIC rules discussed below, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the Class A ordinary shares for more than one year. In general, long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. You are urged to consult your tax advisors regarding the tax basis in and holding period of your Class A ordinary shares, including any Class A ordinary shares received pursuant to the WeShop Shareback Plan.

Passive Foreign Investment Company Considerations

In general, we will be a PFIC for any taxable year in which, after applying certain look-through rules, (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for the taxable year ended December 31, 2025, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

If we are a PFIC for any taxable year that a U.S. Holder holds the Class A ordinary shares, unless the U.S. Holder makes certain elections, any gain recognized by the U.S. Holder on a sale or other disposition of the Class A ordinary shares would be allocated pro-rata over the U.S. Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on the Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of the Class A ordinary shares if we were a PFIC, as described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class A ordinary shares. In addition, a timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders are urged to consult their tax advisors about the potential application of the PFIC rules to an investment in the Class A ordinary shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A ordinary shares and the proceeds from the sale, exchange or other disposition of Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), and may apply to the receipt of WePoints and/or Class A ordinary shares in connection with the WeShop Shareback Plan, unless you establish that you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The Class A ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the Class A ordinary shares are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of these reporting requirements.

F.Dividends and Paying Agents

The Company has not paid any dividends since its incorporation and does not currently intend to pay dividends in the foreseeable future. The Company currently intends to retain any future earnings to fund the development and growth of its business.

Any future determination to pay dividends will be at the discretion of the Company’s board of directors and will depend on, among other things, the Company’s results of operations, financial condition, capital requirements, contractual restrictions and other factors that the board of directors deems relevant.

The Company does not currently maintain a dividend paying agent outside the United States.

G.Statements by Experts

Not applicable.

H.Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including the rules under the Exchange Act prescribing the furnishing and content of proxy statements and the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We file Annual Reports on Form 20-F and furnish Reports on Form 6-K and other information with the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains an internet site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

We also make available on our website, [https://we.shop/], our Annual Reports on Form 20-F and Reports on Form 6-K as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or accessible through, our website is not incorporated by reference into this Annual Report.

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If a contract or document is filed as an exhibit to this Annual Report, the description contained in this Annual Report is qualified in its entirety by reference to the full text of the exhibit. Investors should review the exhibits themselves for a complete description of the contract or document.

I.Subsidiary Information

Information regarding the Company’s significant subsidiaries is set forth in Exhibit 8.1 to this Annual Report and is incorporated herein by reference.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to certain market risks in the ordinary course of its business, primarily foreign currency exchange rate risk arising from transactions denominated in currencies other than its reporting currency. The Company does not currently hold derivative financial instruments to hedge its exposure to foreign currency risk.

Information regarding the Company’s exposure to market risk is included in “Item 5.B. Liquidity and Capital Resources” and “Item 5.A. Operating Results” of this Annual Report and is incorporated herein by reference.
Item 12. Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II
Item 13. Defaults, Dividend Arrerages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to the Rights of Security Holders
In connection with the Company’s listing of its Class A ordinary shares on Nasdaq, the Company adopted the Memorandum and Articles that became effective on November 6, 2025. The Memorandum and Articles include, among other things, provisions relating to the Company’s dual-class share structure, including the rights attaching to the Company’s Class A ordinary shares and Class B ordinary shares.

Additional information regarding the rights of holders of the Company’s Class A ordinary shares and Class B ordinary shares is set forth under “Item 10.B. Memorandum and Articles of Association” and is incorporated herein by reference.

Use of Proceeds

The Company did not receive any proceeds from the effectiveness of the registration statement filed in connection with the listing of its Class A ordinary shares on Nasdaq.

The Company does not receive cash proceeds from the issuance or redemption of WePoints issued pursuant to the Company’s ShareBack program.
Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2025, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025.

Management is continuing to evaluate and enhance the Company’s internal control over financial reporting and disclosure controls and procedures. The Company has identified material weaknesses in its internal control over financial reporting and has begun implementing remediation measures designed to address these weaknesses, including strengthening finance personnel resources, enhancing documentation of accounting policies and procedures, and improving formal review and oversight controls. Management is committed to completing these remediation activities as promptly as practicable; however, the material weaknesses will not be considered remediated until the controls have been fully implemented and have operated effectively for a sufficient period of time.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting.

As a foreign private issuer that became subject to the reporting requirements of Section 13(a) of the Exchange Act during 2025, the Company is permitted to defer compliance with the requirement to provide management’s assessment of internal control over financial reporting until its second annual report filed with the Securities and Exchange Commission.

Management is continuing to develop and formalize its internal control over financial reporting framework consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. For additional Information, see the section titled “Item

3. Key Information—D. Risk Factors—We identified material weaknesses in our internal control over financial reporting for the years ended December 31, 2025, 2024, 2023 and 2022, and we may identify material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.”

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.

The Company is not currently required to obtain such an attestation report.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, the Company continued to develop and enhance its internal finance and reporting function, including the establishment of an in-house finance team and the implementation of additional financial reporting and review procedures designed to support its public company reporting obligations.

These changes were part of the Company’s ongoing efforts to strengthen its internal control over financial reporting. Management has concluded that these developments did not materially affect, and are not reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee financial expert

See “Item 6. Directors, Senior Management and Employees — Board Practices — Audit Committee.”

The Audit Committee is comprised of John Foley (Chair), Paul Teasdale and Andrew Fearon. All members of the Audit Committee have been determined by the Board to satisfy the independence requirements applicable to audit committee members under the Nasdaq listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

The Board has determined that John Foley qualifies as an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission.

An audit committee financial expert is not deemed to be an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933. The designation of John Foley as an audit committee financial expert does not impose on him any duties, obligations or liability greater than those imposed on members of the Audit Committee and Board generally.
Item 16B. Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, executive officers and directors, including our Chief Executive Officer, Chief Financial Officer and other senior financial officers. The Code of Ethics is available on our investor relations website at https://investors.we.shop/.

Our Board of Directors, or an appropriate committee thereof, is responsible for overseeing compliance with the Code of Ethics and approving any waivers of the Code of Ethics for executive officers and directors. We intend to disclose any amendments to, or waivers from, the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by furnishing such information on Form 6-K or by posting such information on our website, as permitted by applicable SEC rules.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by WithumSmith+Brown, PC, the Company’s independent registered public accounting firm, for the years ended December 31, 2025 and December 31, 2024 for audit, audit-related, tax and all other services rendered.

	Year Ended 31 December
($ Dollars)	2025	2024
Audit fees	$412,718	$315,159
Audit-related fees	$—	$—
Tax fees	$—	$—
All other fees	$—	$—
Total	$412,718	$315,159

Audit fees

Audit fees consist of fees billed for professional services rendered for the audit of the Company’s annual consolidated financial statements, review procedures performed on interim financial information, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

Audit fees for the year ended December 31, 2025 relate primarily to the audit of the Company’s consolidated financial statements included in this Annual Report on Form 20-F, review procedures performed in connection with interim financial information included in the Company’s SEC filings during the year, and other services provided in connection with the Company’s ongoing Securities and Exchange Commission reporting obligations.

Audit fees for the year ended December 31, 2024 relate primarily to audit procedures performed in connection with the preparation of financial information included in the Company’s registration statement filed with the Securities and Exchange Commission in connection with its listing on the Nasdaq Capital Market, including related consent procedures and other services normally provided by the independent registered public accounting firm in connection with regulatory filings.

Audit-related fees

The Company did not incur any audit-related fees from its independent registered public accounting firm during the years ended December 31, 2025 and December 31, 2024.

Tax fees

The Company did not incur any tax fees from its independent registered public accounting firm during the years ended December 31, 2025 and December 31, 2024.

All other fees

The Company did not incur any other fees from its independent registered public accounting firm during the years ended December 31, 2025 and December 31, 2024.
Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not relied on any exemption from the Nasdaq listing standards relating to audit committee requirements.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during the year ended December 31, 2025.

Item 16F. Change in Registrant's Certifying Accountant

There was no change in the Company’s independent registered public accounting firm during the year ended December 31, 2025.
Item 16G. Corporate Governance

As a company incorporated in the British Virgin Islands, we are governed by the BVI Business Companies Act, revised Edition 2020, and our Memorandum and Articles.

As a foreign private issuer listed on the Nasdaq Capital Market, we are permitted to follow certain corporate governance practices of our home country in lieu of certain corporate governance requirements otherwise applicable to U.S. domestic issuers listed on Nasdaq.

We currently follow Nasdaq corporate governance requirements applicable to foreign private issuers. However, in accordance with Nasdaq listing rules applicable to foreign private issuers, we do not maintain a separate nominations committee composed entirely of independent directors as would be required for a U.S. domestic issuer listed on Nasdaq. Instead, director nomination matters are considered by the Board of Directors as a whole.

We may in the future elect to rely on additional home country corporate governance practices in lieu of Nasdaq requirements applicable to domestic issuers where permitted.
Item 16H. Mine Safety Disclosure

The Company is not subject to the mine safety reporting requirements of Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and therefore this item is not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

The Holding Foreign Companies Accountable Act (the “HFCAA”) requires the Securities and Exchange Commission to identify issuers whose independent registered public accounting firms are located in a foreign jurisdiction where the Public Company Accounting Oversight Board is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction.

The Company’s independent registered public accounting firm, WithumSmith+Brown PC, is headquartered in the United States and is subject to inspection by the Public Company Accounting Oversight Board.

Accordingly, the Company is not identified as a “Commission-Identified Issuer” under the HFCAA and this Item is not otherwise applicable to the Company.
Item 16J. Insider trading policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of its securities by directors, officers and employees of the Company and its subsidiaries, as well as certain contractors, consultants and other persons who may from time to time have access to material non-public information relating to the Company, including certain founders and other strategic participants in the Company’s business ecosystem.

The policy is designed to promote compliance with applicable insider trading laws, rules and regulations, including Rule 10b-5 under the Securities Exchange Act of 1934, as amended, and applicable Nasdaq listing standards. The policy includes procedures relating to the identification and handling of material non-public information, trading window restrictions, pre-clearance requirements applicable to directors and executive officers and certain other designated persons, and restrictions on transactions while in possession of material non-public information. The policy also addresses the use of Rule 10b5-1 trading plans and other trading arrangements.

The Company believes that its insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of the insider trading policy is filed as Exhibit 10.2 to this Annual Report.

Item 16K. Cybersecurity

Risk Management and Strategy

The Company maintains processes designed to identify, assess and manage cybersecurity risks affecting its technology platform and supporting infrastructure. These processes are overseen by management and supported by a combination of internal operational controls and third-party service provider security capabilities.

The Company’s cybersecurity risk management activities include:

•oversight of access controls and acceptable-use standards governing employee interaction with Company systems and software;
•monitoring of cloud-based infrastructure environments and software-as-a-service platforms through native provider security logging and alerting tools;
•periodic external penetration testing performed by CREST-certified cybersecurity consultants;
•development of formal information security and IT general control policies as part of the Company’s broader data protection strategy;
•implementation of procedures relating to record-keeping of processing activities and data breach response management; and
•ongoing evaluation of risks associated with third-party vendors and platform service providers supporting the Company’s infrastructure.

The Company continues to enhance its cybersecurity framework as part of its broader data protection and operational risk management strategy.

Governance

Responsibility for day-to-day cybersecurity risk management resides primarily with the Company’s Chief Technology Officer, supported by the Data Protection Officer, Head of Development, Head of Technical Operations and other members of the technology team involved in software development lifecycle and infrastructure operations.

The Company engages external CREST-certified cybersecurity consultants to perform annual penetration testing, including threat-led testing where appropriate. Findings from these assessments are reviewed by management and remediation activities are prioritized and monitored by the Chief Technology Officer.

The Chief Technology Officer provides periodic updates to the Chief Executive Officer and the Board of Directors regarding cybersecurity posture, identified risks and remediation activities. The Board of Directors has oversight responsibility for cybersecurity risk management as part of its broader oversight of enterprise risk.

The Company also relies on security monitoring capabilities provided by its cloud infrastructure and software platform vendors, including monitoring tools within its AWS environment and Google Workspace environment.

Material Impact and Incidents

To date, the Company has not experienced any cybersecurity incidents that have materially affected its business strategy, results of operations or financial condition.

During the year ended December 31, 2025, the Company identified a phishing attempt affecting an employee account. Monitoring controls confirmed that the account was secured promptly and there was no evidence of unauthorized access to Company systems or data.

The Company maintains processes for reporting and responding to potential cybersecurity incidents and continues to formalize elements of its incident response framework as part of its broader data protection strategy. These processes are intended to support timely identification, escalation and remediation of cybersecurity events and to facilitate appropriate internal and external communications where required.

Cybersecurity threats, including phishing, ransomware, unauthorized access attempts and vulnerabilities associated with internally developed systems or third-party service providers, remain inherent risks to the Company’s platform operations. If realized, such risks could disrupt operations, compromise data integrity or availability, and result in reputational harm, regulatory exposure or financial loss.

Part III

Item 17. Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
WeShop Holdings Limited and Subsidiaries:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WeShop Holdings Limited and Subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the Previously Issued Audited
As discussed in Note 2 to the consolidated financial statements, the 2024 consolidated financial statements have been restated to correct certain misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter – Restatement of Unaudited Interim Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the unaudited interim consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 have been restated to correct certain misstatements.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2024.

New York, New York
April 30, 2026

PCAOB ID Number 100

WeShop Holdings Limited and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2025 and 2024

	December 31,
	2025	2024
		(As Restated)
Assets
Current assets
Cash	£3,066	£28,066
Accrued income, net of returns reserve	49,114	86,036
Other current assets	501,943	63,559
Total current assets	554,123	177,661
Intangible assets, net	11,758,905	13,758,907
Property and equipment, net	25,839	35,853
Total assets	£12,338,867	£13,972,421

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	£4,069,330	£1,627,450
Convertible notes payable	—	1,771,593
Convertible notes payable, net - related party	—	999,937
Convertible notes payable, at fair value	—	1,213,564
Convertible notes payable, at fair value - related party	—	40,930
Notes payable	340,072	231,631
Loans payable	100,000	—
Loans payable - related party	1,766,666	—
Accrued interest	67,512	144,585
Accrued interest - related party	43,153	126,827
Total current liabilities	6,386,733	6,156,517
Share-based compensation liability	—	390,298
Total liabilities	6,386,733	6,546,815

Commitments and contingencies (Note 12)

Class A ordinary shares, no par value; unlimited shares authorized; 10,963,783 and 7,985,717 Class A ordinary shares issued and outstanding as of December 31, 2025 and 2024, respectively	153,948,088	92,108,120
Class B ordinary shares, no par value; unlimited shares authorized; nil Class B ordinary shares issued and outstanding as of December 31, 2025 and 2024	—	—
Accumulated deficit	(147,995,954)	(84,682,514)
Total shareholders' equity	5,952,134	7,425,606
Total liabilities and shareholders' equity	£12,338,867	£13,972,421
The accompanying notes are an integral part to these consolidated financial statements

WeShop Holdings Limited and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2025 and 2024

	For the years ended December 31,
	2025	2024
		(As Restated)
Net revenues	£422,859	£1,294,770
Costs and expenses:
Cost of sales	1,037,552	5,722,074
Sales and marketing	27,103	438,424
Research and development	626,263	229,426
General and administrative	23,976,304	4,073,211
Performance incentive share-based compensation	35,859,087	—
Depreciation and amortization expense	2,011,565	2,015,877
Total costs and expenses	63,537,874	12,479,012
Operating loss	(63,115,015)	(11,184,242)
Other income (loss):
Other income (loss), net	(11,710)	32,438
Change in fair value of convertible notes payable	479,022	(479,024)
Interest expense	(665,737)	(690,923)
Net loss	£(63,313,440)	£(12,321,751)

Basic and diluted net loss per Ordinary Share	£(7.28)	£(1.70)
Weighted average ordinary shares outstanding, basic and diluted	8,699,025	7,228,113
On September 15, 2025, the Company’s Board of Directors approved a 1-for-4 reverse share split of its issued ordinary shares, which became effective on October 22, 2025. All share and per-share amounts presented in the consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented.

The accompanying notes are an integral part to these consolidated financial statements

WeShop Holdings Limited and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2025 and 2024

	Class A - Ordinary Shares		Class B - Ordinary Shares		Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2023, as restated	£7,180,510	£77,571,230	-	£-	£(72,360,763)	£5,210,467
Issuance of ordinary shares in exchange for cash	3,125	60,750	-	-	-	60,750
Conversion of promissory notes inclusive of accrued interest, related party	802,082	8,633,600	-	-	-	8,633,600
Share-based compensation	-	5,842,540	-	-	-	5,842,540
Net loss	-	-	-	-	(12,321,751)	(12,321,751)
Balance at December 31, 2024, as restated	7,985,717	92,108,120	-	-	(84,682,514)	7,425,606
Issuance of ordinary shares in exchange for marketing services, related party	22,725	390,298	-	-	-	390,298
Conversion of promissory notes inclusive of accrued interest, related party	1,531,849	3,132,084	-	-	-	3,132,084
Conversion of promissory notes inclusive of accrued interest	1,267,683	2,591,962	-	-	-	2,591,962
Conversion of promissory notes exclusive of accrued interest, related party	4,612	25,000	-	-	-	25,000
Conversion of promissory notes exclusive of accrued interest	151,197	993,000	-	-	-	993,000
Share-based compensation	-	54,707,624	-	-	-	54,707,624
Net loss	-	-	-	-	(63,313,440)	(63,313,440)
Balance at December 31, 2025	10,963,783	£153,948,088	—	£-	£(147,995,954)	£5,952,134
On September 15, 2025, the Company’s Board of Directors approved a 1-for-4 reverse share split of its issued ordinary shares, which became effective on October 22, 2025. All share and per-share amounts presented in the consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented.

The accompanying notes are an integral part to these consolidated financial statements

WeShop Holdings Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024

	For the years ended December 31,
	2025	2024
Cash Flows from Operating Activities		(As Restated)
Net loss	£(63,313,440)	£(12,321,751)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	2,011,565	2,015,877
Provision for returns reserve	(81,490)	(31,731)
Share-based compensation	54,707,624	5,842,540
Amortization of debt discount	-	63,600
Change in fair value of convertible notes	(479,022)	479,024
Changes in operating assets and liabilities:
Accounts receivable	118,412	612,156
Other current assets	(438,384)	(3,001)
Accounts payable and accrued expenses	2,426,828	563,628
Accrued interest - related party	255,736	475,909
Accrued interest	443,250	144,584
Net cash used in operating activities	(4,348,921)	(2,159,165)

Cash flows from Investing Activities
Purchases of property and equipment	(1,547)	(5,930)
Net cash used in investing activities	(1,547)	(5,930)

Cash flows from Financing Activities
Issuance of ordinary shares in exchange for cash	-	60,750
Proceeds from the issuance of notes payable, related party	1,766,666	-
Proceeds from the issuance of notes payable	100,000	-
Proceeds from the issuance of convertible notes payable, related party	1,500,000	425,000
Proceeds from the issuance of convertible notes payable	1,100,000	1,568,000
Repayments of convertible notes payable	(141,198)	-
Net cash provided by financing activities	4,325,468	2,053,750
Net decrease in cash	(25,000)	(111,345)
Cash, beginning of year	28,066	139,411
Cash, end of the year	£3,066	£28,066

Supplemental non-cash disclosures:
Conversion of convertible notes payable to equity	£3,584,962	£-
Conversion of convertible notes payable to equity, related party	£3,157,084	£7,750,000
Issuance of convertible note in settlement of vendor liabilities (non-cash)	£50,000	£-
Non-cash Payment in Kind ("PIK") Interest	£108,441	£-
Interest forgiven (of which £3,805 is related party)	£(116,671)	£(883,599)
Reclassification of convertible notes payable - related party	£764,932	£775,399
Settlement of share-based compensation liability via share issuance	£390,298	£-

The accompanying notes are an integral part to these consolidated financial statements

WeShop Holdings Limited and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
Note 1 - ORGANIZATION AND BUSINESS OPERATIONS
WeShop Holdings Limited (“WeShop” or the “Company”) is a British Virgin Islands business company limited by shares (registration number 2046056) and domiciled in the British Virgin Islands. The Company operates a community-owned social commerce platform through which users may earn platform-based rewards that may become eligible for settlement in Class A ordinary shares subject to specified vesting conditions, holding periods and redemption mechanics. The Company earns revenue primarily from advertising on its platform and commissions on sales generated through the platform.
On November 14, 2025, the Company’s Class A ordinary shares were admitted to trading on the Nasdaq Capital Market under the ticker symbol “WSHP”.

The Company has two classes of ordinary shares designated as Class A ordinary shares and Class B ordinary shares. Class A ordinary shares are publicly traded on the Nasdaq Capital Market. Class B ordinary shares are held by The WeShop Community Trust (the “Trust”) for the purpose of facilitating settlement of ShareBack rewards and may convert into Class A ordinary shares upon redemption by eligible users.

As of December 31, 2025, the Company had three wholly owned subsidiaries:

• This is How Limited, incorporated in Jersey, Channel Islands;
• WeShop Management UK Ltd., incorporated in the United Kingdom; and
• WeShop Management US LLC, incorporated in the United States.
Note 2 - CORRECTION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
During the preparation of the consolidated financial statements for the year ended December 31, 2025, management identified errors in the accounting for certain historical share-based compensation arrangements. These errors related primarily to the timing of recognition of stock-based compensation expense associated with certain option awards granted in prior periods.
Management evaluated the impact of these matters in accordance with ASC 250 and SEC Staff Accounting Bulletin No. 108 (“SAB 108”) and concluded that the previously issued financial statements for prior reporting periods contained material misstatements relating to the recognition of stock-based compensation expense.

Because the consolidated financial statements included in this Form 20-F present only the years ended December 31, 2025 and 2024, the portion of the corrections attributable to periods prior to January 1, 2024 has been recognized as a cumulative-effect adjustment to opening accumulated deficit as of January 1, 2024. The portion attributable to the year ended December 31, 2024 has been recognized within the consolidated statement of operations for that period.

The corrections resulted primarily in:

•recognition of stock-based compensation expense associated with certain option awards granted in prior periods through a cumulative-effect adjustment to opening accumulated deficit as of January 1, 2024; and
•recognition of stock-based compensation expense associated with certain option awards over their respective service periods, including amounts recognized within the consolidated statement of operations for the year ended December 31, 2024, with corresponding adjustments recorded within ordinary shares.

Management also evaluated certain warrant instruments issued in prior periods and concluded that these instruments did not give rise to recognition of stock-based compensation expense or liability recognition prior to exercise. Accordingly, no adjustments were required in connection with these warrant instruments.

The effects of the corrections described above have been reflected in the consolidated financial statements included in this Annual Report. The quantitative impact of the corrections is presented in the tables below.

Quantitative Impact of the Restatement
The impact of the restatements on the line items within the previously reported Audited Consolidated Statement of Operations for the year ended December 31, 2024 previously filed is as follows:
Impact to the opening 2024 consolidated balance sheet as of December 31, 2023

	As reported	Adjustment	As restated
Ordinary shares	£77,196,909	£374,321	£77,571,230
Accumulated deficit	£(71,986,442)	£(374,321)	£(72,360,763)
Impact to the consolidated statement of operations for the year ended December 31, 2024

	As reported	Adjustment	As restated
Cost of sales	£5,593,851	£128,223	£5,722,074
Sales and Marketing	£319,887	£118,537	£438,424
Total costs and expenses	£12,232,252	£246,760	£12,479,012
Operating loss	£(10,937,482)	£(246,760)	£(11,184,242)
Net loss	£(12,074,991)	£(246,760)	£(12,321,751)
Impact to the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2024

	As reported	Adjustment	As restated
Ordinary Shares
Balance, December 31, 2023	£77,196,909	£374,321	£77,571,230
Share-based compensation	£5,595,780	£246,760	£5,842,540
Balance, December 31, 2024	£91,487,039	£621,081	£92,108,120
Accumulated deficit
Balance, December 31, 2023	£(71,986,442)	£(374,321)	£(72,360,763)
Net loss	£(12,074,991)	£(246,760)	£(12,321,751)
Balance, December 31, 2024	£(84,061,433)	£(621,081)	£(84,682,514)
Impact to the consolidated statement of cash flows for the year ended December 31, 2024

	As reported	Adjustment	As restated
Cash Flows from Operating Activities
Net loss	£(12,074,991)	£(246,760)	£(12,321,751)
Adjustment to reconcile net loss to cash used in operating activities:
Share-based compensation expense	£5,595,780	£246,760	£5,842,540
Restatement of Interim Financial Information (Unaudited)
The Company previously reported certain unaudited interim consolidated financial information for the six months ended June 30, 2025 and June 30, 2024. During the preparation of the consolidated financial statements for the year ended December 31, 2025, management identified errors relating to the timing of recognition of stock-based compensation expense associated with certain option awards granted in prior periods. These errors also affected the previously reported interim financial information for those periods.

Management evaluated the impact of these matters in accordance with ASC 250, Accounting Changes and Error Corrections, and concluded that the interim consolidated financial information for the six-month periods ended June 30, 2025 and June 30, 2024 should be revised to reflect the corrected timing of recognition of stock-based compensation expense.

The corrections resulted primarily in:

•adjustments to stock-based compensation expense recognized within operating expenses;
•corresponding adjustments to operating loss and net loss; and
•corresponding adjustments to accumulated deficit and ordinary shares.

The revisions did not impact the Company’s total assets, total liabilities, revenues, or cash flows from operating activities other than the non-cash stock-based compensation adjustments described above.

The previously reported interim consolidated financial information for the six-month periods ended June 30, 2025 and June 30, 2024 should no longer be relied upon. The corrected interim consolidated financial information is presented below.

Impact to the consolidated balance sheet as of June 30, 2025 (unaudited)

	As reported	Adjustment	As restated
Ordinary shares	£91,756,709	£685,017	£92,441,726
Accumulated deficit	£(88,033,765)	£(685,017)	£(88,718,782)
Impact to the consolidated statement of operations for the six month period ended June 30, 2025 (unaudited)

	As reported	Adjustment	As restated
Cost of sales	£269,181	£63,936	£333,117
Total costs and expenses	£3,754,279	£63,936	£3,818,215
Operating loss	£(3,472,689)	£(63,936)	£(3,536,625)
Net loss	£(3,972,332)	£(63,936)	£(4,036,268)
Impact to the consolidated statement of changes in shareholders’ equity for the six months ended June 30, 2025 (unaudited)

	As reported	Adjustment	As restated
Ordinary Shares
Balance, December 31, 2024	£91,487,039	£621,081	£92,108,120
Share-based compensation	£2,302,356	£63,936	£2,366,292
Balance, June 30, 2025	£91,756,709	£685,017	£92,441,726
Accumulated deficit
Balance, December 31 2024	£(84,061,433)	£(621,081)	£(84,682,514)
Net loss	£(3,972,332)	£(63,936)	£(4,036,268)
Balance, June 30, 2025	£(88,033,765)	£(685,017)	£(88,718,782)
Impact to the consolidated statement of cash flows for the six months ended June 30, 2025 (unaudited)

	As reported	Adjustment	As restated
Cash Flows from Operating Activities
Net loss	£(3,972,332)	£(63,936)	£(4,036,268)
Adjustment to reconcile net loss to cash used in operating activities:
Share-based compensation expense	£269,670	£63,936	£333,606

Impact to the consolidated statement of operations for the six month period ended June 30, 2024 (unaudited)

	As reported	Adjustment	As restated
Cost of sales	£2,206,839	£64,111	£2,270,950
Sales and Marketing	£166,301	£59,268	£225,569
Total costs and expenses	£5,175,466	£123,379	£5,298,845
Operating loss	£(4,409,329)	£(123,379)	£(4,532,708)
Net loss	£(4,970,900)	£(123,379)	£(5,094,279)
Impact to the consolidated statement of changes in shareholders’ equity for the six months ended June 30, 2024 (unaudited)

	As reported	Adjustment	As restated
Ordinary Shares
Balance, December 31, 2023	£77,196,909	£374,321	£77,571,230
Share-based compensation	£2,302,356	£123,379	£2,425,735
Balance, June 30, 2024	£79,537,265	£497,700	£80,034,965
Accumulated deficit
Balance, December 31 2023	£(71,986,442)	£(374,321)	£(72,360,763)
Net loss	£(4,970,900)	£(123,379)	£(5,094,279)
Balance, June 30, 2024	£(76,961,342)	£(497,700)	£(77,459,042)
Impact to the consolidated statement of cash flows for the six months ended June 30, 2024 (unaudited)

	As reported	Adjustment	As restated
Cash Flows from Operating Activities
Net loss	£(4,970,900)	£(123,379)	£(5,094,279)
Adjustment to reconcile net loss to cash used in operating activities:
Share-based compensation expense	£2,302,356	£123,379	£2,425,735

Note 3 - LIQUIDITY
During the years ended December 31, 2025 and 2024, the Company incurred net losses of approximately £63 million and £12 million, respectively, and had an accumulated deficit of approximately £148 million as of December 31, 2025. Of the accumulated deficit, approximately £118 million relates to cumulative non-cash share-based compensation expense recognized since inception.
The Company expects to continue to incur net losses in the near term as it continues to develop and scale its platform, expand its user base, support its expansion into additional markets, including the United States, and invest in sales, marketing and technology development activities.

Historically, the Company has financed its operations primarily through private placements of equity securities and issuances of convertible debt. During 2025, the Company completed a direct listing of its Class A ordinary shares on the Nasdaq Capital Market and completed a number of debt conversions, which reduced certain outstanding obligations and changed the composition of its capital structure.

As of December 31, 2025, the Company had limited cash resources and continues to rely on additional capital funding and potential support from certain affiliated parties, including holders of performance incentive grants, to fund its ongoing operations. The Company’s future capital requirements will depend on many factors, including its revenue growth rate, the timing and extent of spending to support continued platform development, expansion into additional markets, including the United States, sales and marketing activities and general operating requirements. The Company may seek to obtain additional financing through equity issuances, debt financings or other capital sources. Following the admission of its Class A ordinary shares to trading on the Nasdaq Capital Market in November 2025, the Company has the ability to pursue additional financing through the public capital markets; however, there can be no assurance that such financing will be available on acceptable terms, or at all.

In connection with its liquidity planning and going concern assessment, management has obtained written support from certain affiliated parties, including holders of performance incentive grants, confirming their intention to provide financial support to the Company, if required, to enable it to meet its obligations as they fall due for a period of at least twelve months from the date these consolidated financial statements were available to be issued. Management has considered these support arrangements as part of its overall assessment of the Company’s ability to continue as a going concern.

Management has evaluated the Company’s liquidity position and projected cash requirements for a period of at least twelve months from the date these consolidated financial statements were available to be issued. Based on this evaluation, including anticipated resource allocation initiatives, continued access to affiliated support arrangements and the Company’s ability to pursue additional financing following its Nasdaq listing, management believes that the Company will have sufficient liquidity to fund its planned operations and meet its obligations as they become due for at least the next twelve months from the issuance date of these consolidated financial statements.
Note 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements are presented in pounds sterling (£), which is the functional currency of the Company and its subsidiaries.

On September 15, 2025, the Company’s Board of Directors approved a 1-for-4 reverse share split of its issued ordinary shares, which became effective on October 22, 2025. All share and per-share amounts presented in the consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of WeShop Holdings Limited, its wholly owned subsidiaries and The WeShop Community Trust. The WeShop Community Trust has been determined to be a variable interest entity (“VIE”) for which the Company is the primary beneficiary. Accordingly, the financial position and results of operations of the Trust are included in the consolidated financial statements.

All significant intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

The Company evaluates entities for consolidation in accordance with ASC 810, Consolidation. Variable interest entities (“VIEs”) are consolidated when the Company has both (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.

The Company has established the WeShop Community Trust in connection with the operation of the Shareback Plan. The purpose of the WeShop Community Trust is to hold a special Class B ordinary share and to facilitate the administration of the Shareback Plan, including supporting the mechanism through which Class A ordinary shares may be delivered to eligible platform users upon redemption of WePoints in accordance with applicable program terms and securities law requirements. The WeShop Community Trust does not operate as a traditional commercial entity and its activities are limited to those necessary to support the operation of the Shareback Plan.

The Company determined that the WeShop Community Trust is a variable interest entity because it does not have sufficient equity at risk to finance its activities without additional support and because its governing arrangements restrict the decision-making authority of the trust to activities that are directed in connection with the Company’s Shareback Plan. The Company is the primary beneficiary of the WeShop Community Trust because it has the power to direct the activities that most significantly impact the trust’s economic performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the trust. Accordingly, the Company consolidates the WeShop Community Trust in its consolidated financial statements.

Segment Reporting
The Company operates as a single operating and reportable segment. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer, who evaluates financial performance and allocates resources based on consolidated operating results, reflecting the Company’s integrated social commerce platform and single business strategy.

The CODM uses operating loss as the primary measure of segment performance in assessing results and making decisions regarding resource allocation.

In accordance with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, the Company has disclosed significant expense categories that are regularly provided to and reviewed by the CODM. These expense categories include:

•cost of sales;
•sales and marketing expenses;
•research and development expenses;
•general and administrative expenses;
•performance incentive grants (share-based compensation);
•depreciation and amortization expense; and
•interest expense.

These expense categories are consistent with those presented in the consolidated statements of operations.

The CODM reviews consolidated revenue and operating loss together with the expense categories listed above when evaluating the Company’s financial performance and determining how to allocate resources. The CODM does not regularly review segment asset information in evaluating performance or allocating resources.

Because the Company operates as a single reportable segment, no additional segment-level financial information is presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant estimates include, but are not limited to, estimates related to revenue recognition and associated returns reserves, the recoverability of intangible assets, the fair value of convertible notes measured under the fair value option, and the valuation of share-based compensation awards, including performance incentive grants. Actual results could differ materially from those estimates.

Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.
The Company applies the following model in determining revenue recognition:

• identification of the contract with a customer;
• identification of the performance obligations in the contract;
• determination of the transaction price;
• allocation of the transaction price to the performance obligations; and
• recognition of revenue when, or as, performance obligations are satisfied.

Substantially all of the Company’s performance obligations are satisfied at a point in time.

Affiliate Revenue: The Company earns commission revenue from affiliate marketing arrangements in which it promotes retailers’ products through its platform and directs users to retailers’ websites via tracked affiliate links. The Company’s customers in these arrangements are the affiliate networks through which the Company contracts.
The Company is not the seller of record for transactions between users and retailers and does not control the underlying goods or services prior to transfer to the end customer. Accordingly, the Company recognizes commission revenue on a net basis, representing the consideration earned for its referral and promotional services.

Commission revenue is recognized at the point in time when the underlying qualifying transaction occurs and the Company’s performance obligation has been satisfied. Commission revenue is recorded net of estimated cancellations, returns, rejections and other adjustments based on historical experience and current trends and is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur.

Advertising services: The Company provides advertising services to sellers, vendors and other partners through sponsored placements and display and video advertising on its platform. The Company controls the advertising inventory prior to delivery and therefore acts as principal in these arrangements.
Advertising revenue is recognized on a gross basis as advertising services are delivered, based on the number of impressions or clicks generated in accordance with contractual arrangements.

Payments from affiliate networks are typically received within 30 to 90 days following validation of the underlying transactions. Validation affects the timing of settlement but does not necessarily affect the timing of revenue recognition to the extent the Company can reasonably estimate the related variable consideration and concludes that a significant reversal of cumulative revenue recognized is not probable.
The table below shows the disaggregation of revenue between affiliate revenues and advertising for the years ended December 31, 2025 and 2024:

	£2025	2024
Affiliate revenues, net	345,009	907,388
Advertising revenues	77,850	387,382
Total revenues, net	422,859	1,294,770

Customer Concentration

For the year ended December 31, 2025, there were a total of three customers who accounted for approximately 74% of revenues and approximately 78% of total receivables.
For the year ended December 31, 2024, three customers accounted for approximately 81% of total revenues, and one customer accounted for approximately 52% of total receivables.
Accrued Income

Accrued income primarily represents contract assets arising from the Company’s right to consideration in exchange for services transferred to affiliate network counterparties when that right is conditional on factors other than the passage of time, including transaction validation processes performed by the affiliate networks.

Accrued income includes commissions earned on qualifying consumer transactions for which the Company has satisfied its performance obligation but for which payment has not yet been received or billed for. These amounts are recorded net of estimated cancellations, returns and other adjustments based on historical experience and current trends.

The carrying amount of accrued income is reduced by a reserve for estimated cancellations, returns and other adjustments, which reflects management’s estimate of expected adjustments based on historical experience and known transaction-level information from affiliate platforms.

The following represents a roll forward of the returns reserve for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	£2025	2024
Balance, beginning of year	86,947	118,678
Change in returns reserve	(81,490)	(31,731)
Balance, end of year	5,457	86,947

Other Assets

The following table summarizes other current assets:

	£2025	2024
Prepayments	398,725	15,814
Prepaid taxes	40,842	8,816
Other debtors	38,232	36,373
Other current assets	24,144	2,556
Total	501,943	63,559

Cost of Sales
Cost of sales primarily consists of non-cash share-based compensation expense associated with contingent share entitlements issued under the Company’s ShareBack incentive program.
Sales and Marketing
Sales and marketing expenses primarily consist of advertising costs and payroll and related expenses for personnel engaged in marketing and promotional activities, including share-based compensation associated with marketing services. Advertising expenses are expensed as incurred.
Research and Development
Research and development expenses are expensed as incurred. Research and development expenses primarily consist of software development costs, including employee compensation and costs incurred for external contractors, associated with the ongoing development and enhancement of the Company’s technology platform.
General and Administrative
General and administrative expenses primarily consist of payroll and related expenses for personnel engaged in corporate functions, including executive management, finance, legal and administrative support, as well as professional fees, insurance costs, facilities-related expenses and corporate and listing-related costs associated with operating as a public company. General and administrative expenses also include share-based compensation expense related to employee equity incentive plan awards.
Performance Incentive Share-Based Compensation

Performance incentive grants (share-based compensation) consist of non-cash share-based compensation expense associated with performance-based equity awards granted to certain senior personnel and service providers. These awards include market-based vesting conditions linked to specified Company valuation thresholds and are accounted for in accordance with ASC 718, Compensation—Stock Compensation. Expense is recognized over the derived service period based on the grant-date fair value of the awards and is presented separately in the consolidated statements of operations due to the nature and significance of these awards.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash deposits held with financial institutions and amounts due from affiliate network counterparties. The Company monitors settlement activity and historical collection experience associated with these balances and has not experienced significant credit losses related to these counterparties.

Cash

Cash includes cash deposits held with financial institutions that management believes are of high credit quality. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. There were no cash equivalents as of December 31, 2025 and 2024.
Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company measures certain financial assets and liabilities at fair value on a recurring basis. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.
The fair value hierarchy prioritizes the inputs used in measuring fair value into the following three levels:

Level 1 — Observable inputs obtained from quoted prices for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets or inputs that are derived principally from or corroborated by observable market data.

Level 3 — Unobservable inputs for which there is little or no market data and that require the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability.

The Company measures certain financial instruments at fair value on a recurring basis, including certain convertible notes payable for which the fair value option has been elected in accordance with ASC 825, Financial Instruments.

The carrying amounts of accrued income, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term nature of these instruments.

Convertible Notes Payable
The Company evaluates convertible debt instruments issued to determine their appropriate accounting classification in accordance with ASC 480, Distinguishing Liabilities from Equity. If an instrument does not meet the criteria for liability classification under ASC 480, the Company evaluates whether any embedded features require bifurcation as derivatives in accordance with ASC 815, Derivatives and Hedging.
Embedded conversion features that meet the definition of a derivative and do not qualify for a scope exception are bifurcated from the host instrument and accounted for separately as derivative liabilities at fair value, with changes in fair value recognized in the consolidated statements of operations.

As of December 31, 2025 and 2024, management determined that none of the Company’s outstanding convertible debt instruments contained embedded features requiring bifurcation under ASC 815.

The Company has elected the fair value option in accordance with ASC 825, Financial Instruments, for certain convertible notes payable. Accordingly, these instruments are measured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

Share-Based Compensation
The Company accounts for share-based compensation arrangements in accordance with ASC 718, Compensation—Stock Compensation. Share-based compensation expense is recognized based on the grant-date fair value of awards issued to employees, directors, consultants and other service providers and is recognized over the requisite service period, if any, associated with the awards.
The Company grants share-based awards in various forms, including share options and performance-based incentive awards to employees, directors and consultants, as well as platform-based reward entitlements issued to users of the Company’s platform under its ShareBack incentive program.

Equity-classified share-based awards are measured at grant-date fair value and are not subsequently remeasured unless the awards are modified. The Company accounts for forfeitures as they occur rather than estimating forfeitures at the grant date.

The fair value of share option awards is estimated on the grant date using option pricing models that incorporate assumptions related to expected volatility, expected term, risk-free interest rates and expected dividend yield.

The Company has also issued warrants to certain service providers. These warrants are classified as equity instruments and measured at grant-date fair value using an option pricing model incorporating assumptions regarding expected volatility, expected term, risk-free interest rates and expected dividend yield. As equity-classified instruments, the warrants are not subsequently remeasured unless modified.

Certain performance-based incentive awards are measured at grant-date fair value using valuation techniques that incorporate market-based inputs and probability-weighted outcome scenarios, including Monte Carlo simulation methodologies where appropriate.

Under the Company’s ShareBack incentive program, users may receive contingent share entitlements (“Contingent Shares”) based on qualifying activity on the Company’s platform. Expense related to Contingent Shares is recognized at the grant date when the underlying qualifying transaction occurs. Although Contingent Shares are subject to a 12-month holding period prior to settlement upon request for issuance of share certificates or withdrawal, this restriction represents a delayed exercisability provision rather than a substantive service condition as defined by ASC 718. Accordingly, compensation expense is recognized immediately at grant date.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of Class A ordinary shares outstanding during the reporting period.
The Company has two classes of ordinary shares designated as Class A ordinary shares and Class B ordinary shares. Class B ordinary shares are held by The WeShop Community Trust and are not participating securities because they do not have rights to dividends or distributions prior to conversion into Class A ordinary shares. Accordingly, Class B ordinary shares are not included in the calculation of basic earnings (loss) per share.

Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, including the effect of potentially dilutive ordinary share equivalents, when such securities are dilutive.

Potentially dilutive ordinary share equivalents include share options, performance-based incentive awards, contingent share entitlements issued under the Company’s ShareBack incentive program and Class B ordinary shares that may convert into Class A ordinary shares upon redemption. As of December 31, 2025 and 2024, contingent share entitlements issued under the ShareBack incentive program had not satisfied the contractual holding period required prior to redemption and issuance of Class A ordinary shares and were therefore not considered issuable shares for purposes of diluted earnings (loss) per share.

Because the Company reported a net loss for the years ended December 31, 2025 and 2024, all potentially dilutive instruments were anti-dilutive and therefore excluded from the computation of diluted earnings (loss) per share.

Income Taxes
According to British Virgin Islands corporate taxation, there is a zero-rated income tax regime for all BVI-domiciled corporate entities, and there is no concept of residence applicable to BVI corporate taxation. The Company was incorporated in the BVI and is governed by the laws of the BVI.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which those temporary differences are expected to be recovered or settled. The effect of changes in enacted tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period of enactment.

The Company records a valuation allowance against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating the need for a valuation allowance, management considers all available evidence, including historical operating results, projections of future taxable income, the timing of reversal of temporary differences and tax planning strategies.

The Company recognizes the financial statement effects of uncertain tax positions when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities. Interest and penalties related to uncertain tax positions, if any, are recorded as a component of income tax expense.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated using the straight-line method over the estimated useful life of the related assets.

Assets	Estimated useful life
Computer and equipment	5 years

Routine maintenance, repairs and replacement costs are expensed as incurred. Improvements that extend the useful lives of assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

The Company evaluates property and equipment for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. No impairment losses were recognized for the years ended December 31, 2025 and 2024.

Leases
The Company determines whether an arrangement is a lease at inception. For leases in which the Company is the lessee, right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term.
Because the rate implicit in the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate to determine the present value of future lease payments. The incremental borrowing rate represents a hypothetical rate the Company would pay to borrow on a collateralized basis over a similar term in a similar economic environment.

The Company has elected the short-term lease recognition exemption for leases with a term of 12 months or less. Accordingly, lease payments for any such arrangements are recognized as lease expense on a straight-line basis over the lease term. As of December 31, 2025 and 2024, the Company did not have any operating or finance lease right-of-use assets or lease liabilities recorded on the consolidated balance sheets.

Intangible Assets

Intangible assets consist of the acquired brand name and relationships that were acquired through an asset acquisition in 2022. This transaction did not meet the definition of a business combination as substantially all of the fair value of the gross assets acquired was concentrated in the finite-lived developed technology intangible asset. As a result, this transaction was accounted for as an asset acquisition and the total purchase consideration was allocated to intangible assets, amortized over an estimated useful life of ten years.

The Company evaluates the recoverability of finite-lived intangible assets in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset group to the undiscounted future cash flows expected to result from the use and eventual disposition of the asset group.
If the carrying amount of the asset group exceeds its undiscounted cash flows, an impairment loss is recognized equal to the amount by which the carrying value exceeds fair value. No impairment of intangible assets was recognized for the years ended December 31, 2025 and 2024.

Foreign Currency

The functional currency of the Company and its subsidiaries is pounds sterling (£), which is also the reporting currency of the consolidated financial statements.

Transactions denominated in currencies other than the functional currency are remeasured into pounds sterling using exchange rates in effect at the transaction date. Monetary assets and liabilities denominated in foreign currencies are remeasured using exchange rates in effect at the balance sheet date. Foreign currency transaction gains and losses are recognized in the consolidated statements of operations.

The Company had limited transactions denominated in foreign currencies during the years ended December 31, 2025 and 2024.

Recent Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires expanded expense disclosures. The amendments are effective for fiscal years beginning after December 15, 2026. The Company is evaluating the impact of adoption.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The amendments clarify accounting for certain induced conversions of convertible debt. The amendments in ASU 2024-04 are effective for annual reporting periods beginning after December 15, 2025, including interim reporting periods within those annual reporting periods. The Company is evaluating the impact of adoption.

The Company does not expect other recently issued accounting pronouncements to have a material impact on its consolidated financial statements.

Note 5 - PROPERTY AND EQUIPMENT, NET
The following table summarizes property and equipment:

	As of December 31,
	£2025	2024
Computer and equipment	58,499	56,949
Less: accumulated depreciation	(32,660)	(21,096)
Property and equipment, net	25,839	35,853
Depreciation expense was £11,565 and £10,397 for the years ended December 31, 2025 and 2024, respectively.

Note 6 - INTANGIBLE ASSETS, NET
The following table summarizes intangible assets:

	As of December 31,
	£2025	2024
Developed technology	20,000,000	20,000,000
Less: accumulated amortization	(8,241,095)	(6,241,093)
Intangible assets, net	11,758,905	13,758,907
Amortization expense was £2,000,000 and £2,005,480 for the years ended December 31, 2025 and 2024, respectively.
The below table represents the future amortization expense:

£
2026	2,000,000
2027	2,000,000
2028	2,000,000
2029	2,000,000
2030	2,000,000
Thereafter	1,758,905
11,758,905

Note 7 - DEBT

Debt £	2025	2024
Convertible notes payable	—	1,771,593
Convertible notes payable, net - related party	—	999,937
Convertible notes payable, at fair value	—	1,213,564
Convertible notes payable, at fair value - related party	—	40,930
Notes payable	340,072	231,631
Loans payable	100,000	—
Loans payable - related party	1,766,666	—
Accrued interest	67,512	144,585
Accrued interest - related party	43,153	126,827
Total Debt	2,317,403	4,529,067

The Company’s borrowing arrangements have historically consisted primarily of convertible loan notes issued, together with a smaller number of term and on-demand loan facilities entered into with both third-party and related-party lenders. Certain convertible loan notes were recorded based on contractual principal and accrued interest, while other convertible instruments were measured at fair value under the fair value option election in accordance with ASC 825.

During the year ended December 31, 2025, all outstanding convertible loan notes were settled in connection with the Company’s financing activities. For the convertible notes payable and convertible notes payable, net – related party balances, both outstanding principal and accrued interest were converted into equity in accordance with the applicable contractual terms. For the convertible notes payable measured at fair value, only principal balances were converted into equity, while related accrued interest was forgiven or otherwise settled separately. As a result, no convertible loan notes remained outstanding as of December 31, 2025.

The sections below describe the Company’s principal borrowing arrangements outstanding during the periods presented, beginning with the secured convertible loan notes issued in 2023.

2023 Secured Convertible Loan Notes

On June 29, 2023, the Company entered into a secured convertible loan note agreement providing for the issuance of notes with an aggregate principal amount of up to £2,500,000. The notes bore interest at a fixed rate of 12% per annum.

Under the terms of the agreement, each noteholder had the right, upon providing not less than 20 business days’ notice prior to the contractual repayment date, to convert all or a portion of the outstanding principal together with accrued interest into shares of the Company. The conversion price was determined by reference to a pre-money valuation of £58,000,000 divided by the number of shares in issue at the conversion date.

These notes were classified as financial liabilities and measured at amortized cost using the effective interest method.

As of December 31, 2024, balances outstanding in respect of the secured convertible loan notes issued in 2023 comprised:

•£1,453,593 of principal relating to third-party noteholders; and
•and £999,937 of principal relating to related-party noteholders.

Pantheon Loan Note

On October 12, 2024, the Company entered into a loan note agreement with a third-party lender providing for the issuance of loan notes with an aggregate principal amount of £318,000. The loan notes bear interest at 12% per annum and are repayable on October 12, 2025. The loan notes are classified as financial liabilities and measured at amortized cost using the effective interest method.

As of December 31, 2024, £318,000 of principal remained outstanding in respect of this loan note.
Together with the balances outstanding under the secured convertible loan notes issued in 2023, this loan note forms part of the total third-party convertible loan note balance of £1,771,593 as of December 31, 2024.

2024 Unsecured Convertible Loan Notes

In June and July 2024, the Company issued unsecured convertible loan notes in an aggregate principal amount of £2,100,000. These notes bore interest at 1% per month (12% per annum).

The 2024 convertible loan notes were convertible upon the occurrence of a defined conversion event, being the Company’s admission to trading on a recognized stock exchange following regulatory approval. The conversion price was equal to the initial listing price of the Company’s shares on the relevant exchange, less a 50% discount. Where an opening bid-offer range existed, the discount was applied to the midpoint price.

Management evaluated these instruments under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, and concluded that liability classification was appropriate. The Company elected the fair value option under ASC 825, Financial Instruments, for these notes. Accordingly, the 2024 convertible loan notes were initially recognized at fair value on the issuance date and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

As of December 31, 2024:

•convertible notes payable measured at fair value totaled £1,213,564
•the related-party portion measured at fair value totaled £40,930

Settlement of Convertible Notes During 2025

As described above, during the year ended December 31, 2025, the secured convertible loan notes issued in 2023 were settled through conversion of principal and accrued interest into equity. For the unsecured convertible loan notes issued in 2024 and measured at fair value, principal balances were primarily converted into equity, while accrued interest was generally forgiven. In the case of two instruments, both principal and accrued interest were repaid in cash. The movements in the carrying value of these instruments during the year ended December 31, 2025 are presented below.

See below for roll forward of the 2023 Secured Convertible Loan Notes:

£	January 1, 2024 - December 31, 2025
Beginning balance, January 1, 2024	1,796,289
Proceeds received	750,000
Interest accrued	129,870
Closing balance of convertible notes, December 31, 2024	2,676,159
Proceeds received	2,600,000
Interest accrued	447,886
Conversion of convertible notes	(5,724,045)
Closing balance of convertible notes, December 31, 2025	—

See below for roll forward of the Pantheon Loan Note:

£	January 1, 2024 - December 31, 2025
Beginning balance, January 1, 2024	—
Proceeds received	318,000
Interest accrued	38,160
Interest paid	(38,160)
Closing balance of convertible notes, December 31, 2024	318,000
Proceeds received	—
Interest accrued	38,683
Interest paid	(30,110)
Conversion of convertible notes	(318,000)
Closing balance of interest outstanding on convertible notes, December 31, 2025	8,573

See below for the roll forward of the convertible debt held at fair value:

£	January 1, 2024 - December 31, 2025
Beginning balance, January 1, 2024	—
Fair value balance of convertible notes, at issuance	775,000
Change in fair value of convertible notes	479,024
Balance of fair value of convertible notes, December 31, 2024	1,254,024
Issuance of convertible notes	50,000
Change in fair value of convertible notes	489,832
Repayment of convertible notes	(125,000)
Carrying value of convertible notes extinguished upon conversion to equity	(1,668,856)
Ending fair value of convertible notes, December 31, 2025	—

Notes Payable

Legacy third-party loan arrangement (PIK facility)

On February 10, 2023, the Company entered into a note agreement with a third party investor for an aggregate principal amount of £200,000, followed by an add-on investment of £15,499. The advances bear interest at rates of 1.5% and 2.0% per month, respectively. Following the first anniversary of each advance, unpaid accrued interest is capitalized to the principal balance and thereafter accrues on a paid-in-kind (“PIK”).

The facility was originally scheduled to mature on February 10, 2024. Near the original maturity date, the repayment terms were extended by agreement with the lender and the facility is currently repayable on demand. Management evaluated the extension of the repayment terms in accordance with ASC 470, Debt, and concluded that, because there were no substantive changes to the terms of the arrangement, the extension represents a modification of the existing debt rather than an extinguishment.

As of December 31, 2025, amounts outstanding under this loan arrangement totaled £397,536, consisting of £340,072 of principal (including capitalized PIK interest) and £57,464 of accrued interest.

365-day third-party loan facility

On November 13, 2025, the Company entered into a loan facility with a third-party lender pursuant to which it received an advance of £100,000. This facility has a contractual terms of 365 days from the respective date of drawdown.

As of December 31, 2025, accrued interest at 12% per annum outstanding in relation to this facility totaled £1,475.

Related-party loan facilities

During the year ended December 31, 2025, the Company entered into loan facilities with related-party lenders pursuant to which it received advances totaling £1,766,666, consisting of:

•a 365-day term facility of £633,333, entered into on September 29, 2025 and maturing on September 29, 2026; and
•on-demand loan facilities totaling £1,133,333, which are contractually repayable upon five business days' notice from written request by the lenders

As of December 31, 2025, accrued interest at 12% per annum outstanding in relation to these facilities totaled £43,153.

Further information regarding related-party borrowings is included in Note 8 – Related Parties.

Note 8 - RELATED PARTIES
Related-party loan facilities
During the year ended December 31, 2025, the Company entered into loan facilities with entities controlled by members of the Board of Directors.

These facilities comprised advances of:

•£633,333 from FFIH Limited;
•£500,000 from HallCo Limited; and
•£633,333 from Hawk Investment Holdings Limited

The facilities from FFIH Limited and HallCo Limited are repayable on demand.

As of December 31, 2025, amounts outstanding under these facilities totaled £1,766,666 of principal, with accrued interest of £43,153.

FFIH Limited became a related party in December 2024 following the appointment of John Foley to the Board of Directors. HallCo Limited became a related party in March 2025 following the appointment of Paul Teasdale to the Board of Directors. Hawk Investment Holdings Limited became a related party in September 2025 upon becoming the beneficial owner of more than 5% of the Company’s Class A ordinary shares following conversion of previously issued convertible loan notes.

Further information regarding these borrowings is included in Note 7.

Convertible loan note participation

Certain related parties, including WeCap Plc, FFIH Limited, HallCo Limited and Andrew Fearon, participated in the Company’s unsecured convertible loan note arrangements described in Note 7. These instruments were converted into ordinary shares during the year ended December 31, 2025.

The below is a roll forward of the convertible notes payable, net - related party:

£
Balance at January 1, 2024	7,536,400
Proceeds received	425,000
Reclassification to related party (previous debt holder was appointed as a board member)	775,399
Interest expense accrued	858,137
Debt issuance cost amortization	63,600
Conversion of convertible notes payable	(7,750,000)
Change in fair value of convertible notes	15,460
Forgiveness of interest on conversion	(883,599)
Balance at December 31, 2024	1,040,397
Proceeds received	1,000,000
Reclassification to related party (previous debt holder was appointed as a board member)	764,932
Interest expense accrued	367,152
Forgiveness of interest on conversion	(3,805)
Change in fair value of convertible notes	2,558
Conversion of convertible notes payable	(3,157,021)
Carrying value of convertible notes extinguished upon conversion to equity	(14,213)
Balance at December 31, 2025	—

Hawk Investment Holdings Limited participated in these loan arrangements and became a principal shareholder of the Company following conversion of its notes during the year ended December 31, 2025. As Hawk Investment Holdings Limited was not a related party at the time the borrowings were entered into, these amounts have not been presented as related-party transactions in the tables above. The rollforward presented above includes £25,000 of principal relating to a convertible loan note that was classified and measured at fair value, with changes in fair value recognized in the consolidated statement of operations in accordance with the Company’s accounting policy described in Note 7.

Share-based compensation awarded to directors and executive officers

During the year ended December 31, 2025, the Company granted performance-based option awards to certain directors and executive officers, including John Garner (Founder), John Foley (Chairman) and Paul Teasdale (Non-Executive Director). These awards vest subject to the achievement of specified market-based valuation targets and service conditions.

The Company also maintains share option arrangements with directors and executive officers. Further information regarding these awards is included in Note 9 - Share-Based Compensation.

Consulting agreement

In August 2023, the Company issued 1,662,146 ordinary shares to Max Capital Limited, valued at £28,515,776, and recorded as share-based compensation within sales and marketing expense in the consolidated statements of operations. Additionally, the Company agreed to issue a further 22,725 ordinary shares under the agreement, representing additional share-based compensation expense of £390,298, which was recorded as a share-based compensation liability on the Company’s consolidated balance sheet as of December 31, 2024. The Company considered the guidance in ASC 718 in determining the accounting treatment and fair value of this grant (see Note 9). During the year ended December 31, 2025, the remaining 22,725 ordinary shares were issued and, accordingly, no share-based compensation liability remained outstanding as of December 31, 2025.

Note 9 - SHARE BASED COMPENSATION
Shareback Incentive Program
Since inception, the Company has operated a ShareBack incentive program designed to reward platform users for qualifying transactional and referral activity on the WeShop platform through equity-settled share-based incentives.
Under the ShareBack program, users earn contingent entitlements to shares (“Contingent Shares,” also referred to as “WePoints”) based on:

•qualifying purchases completed through the platform (“Qualifying Transactions”)
•qualifying content or recommendations that generate transactional activity from other users (“Qualifying Recommendations”)
•qualifying referral activity resulting in purchases by referred users (“Qualifying Referrals”)

Contingent Shares are awarded once the underlying transaction has been confirmed by the retailer but may subsequently be revoked if the transaction is cancelled, returned, or otherwise fails to generate commission income for the Company.

Contingent Shares represent equity-settled share-based awards within the scope of ASC 718. These awards are not subsequently remeasured after grant. Users are not required to provide cash consideration to receive these awards.

The number of Contingent Shares awarded is determined based on the applicable ShareBack rate associated with the relevant qualifying activity and the Company’s share price determined in accordance with program rules at the time the award is calculated.

Following confirmation of the qualifying transaction, Contingent Shares become eligible for redemption no earlier than the fifteenth business day of February, May, July, or November commencing 395 days after the date of initial issuance. Eligible Contingent Shares may be redeemed only during the applicable redemption window, which ends at 5:00 p.m. New York City time on the twentieth business day thereafter, unless the Company elects to extend the redemption period.

If eligible Contingent Shares are not redeemed on or before the expiration of the applicable redemption window, they become void and all rights associated with those Contingent Shares cease.

When redeeming Contingent Shares, holders are required to redeem all then-eligible Contingent Shares and may not redeem only a portion of their eligible balance. Fractional Contingent Shares may not be redeemed and, unless the Company elects in its sole discretion to carry such fractional amounts forward to a subsequent redemption period, any fractional Contingent Shares will become void.

Upon valid redemption, eligible Contingent Shares are settled into Class A ordinary shares delivered by the WeShop Community Trust.

Because the redemption eligibility period does not represent a substantive service condition, compensation cost is recognized at the grant-date fair value of the Contingent Shares when the qualifying transaction is confirmed.

The following table presents a rollforward of Contingent Shares for the years ended December 31, 2025 and 2024:

Balance at January 1, 2024	1,710,368	Intrinsic value (£)
Granted	263,840
Cancelled	-
Reversed	-
Redeemed	-
Balance at December 31, 2024	1,974,208	10,739,690
Granted	50,220
Cancelled	(568,371)
Reversed	(70,665)
Redeemed	-
Balance at December 31, 2025	1,385,392	97,725,527

For the years ended December 31, 2025 and 2024, the Company record a net reduction of 20,445 and issued 263,840 Contingent Shares, respectively, to various account holders at a weighted average grant date value of £20.74 and £5.75, respectively.

During the years ended December 31, 2025 and 2024, the Company recorded £1,037,552 and £5,593,851, respectively, of share-based compensation expense, related to the Contingent Shares. The cancellations primarily arose from (i) reversals following retailer transaction verification outcomes relating to qualifying transactions, and (ii) the application of program terms under which WePoints may be forfeited where user accounts remain inactive for a defined period (currently three months) or otherwise cease to meet eligibility requirements. Share-based compensation expense related to the ShareBack program is presented within cost of sales in the consolidated statements of operations.
As of December 31, 2025, a total of 1,385,392 Contingent Shares remained outstanding. A significant portion of these Contingent Shares relates to awards issued prior to the Company’s listing in November 2025 that had not yet reached their first eligible redemption window under the redemption mechanics introduced in connection with the listing. Under the updated program terms communicated to users through the platform’s terms and conditions, Contingent Shares became redeemable only during specified quarterly redemption windows occurring no earlier than the fifteenth business day of February, May, July, or November following completion of the applicable post-issuance eligibility period. Because these redemption window mechanics became effective upon listing, many Contingent Shares issued in prior periods had not yet reached their first available redemption window as of December 31, 2025 and therefore remained outstanding at year end. As of December 31, 2025, the weighted-average remaining period until first eligibility for redemption of the outstanding Contingent Shares was approximately 348 days. The balance outstanding at December 31, 2025 primarily reflects the timing of redemption eligibility rather than Contingent Share activity generated during the current year.

All share and per-share amounts presented above reflect the retrospective impact of the 4-for-1 share consolidation effected on October 22, 2025.

Employee Share Option Plan

In 2023, the Company adopted an Employee Share Option Plan (the “ESOP”) to provide equity-based incentives to employees and certain consultants of the Company and its subsidiaries. The purpose of the ESOP is to align the interests of participants with those of shareholders and to support the Company’s ability to attract, retain and motivate individuals who contribute to the long-term success of the business.
Awards under the ESOP may be granted from time to time at the discretion of the Board of Directors or a committee authorized by the Board (the “Administrator”). Options granted under the ESOP generally vest over specified service periods and are exercisable at prices determined by the Administrator at the grant date in accordance with the terms of the plan.

Employee Share Option Activity

A summary of the activity with respect to, and status of, share options during the years ended December 31, 2025 and 2024 is presented below:

	Outstanding Options	Weighted Average Exercise Price per Share (£)	Weighted Average Remaining Contractual Term	Weighted Average Remaining Vesting Term	Aggregate Intrinsic Value (£)
Outstanding December 31, 2024	190,786	12.64	4.18	1.16	1,739,968
Granted	50,000	7.68
Outstanding December 31, 2025	240,786	7.68	7.85	0.68	15,135,808

Exercisable at December 31, 2025	193,559	7.68	7.85	—	12,167,119
Unvested at December 31, 2025	240,786	7.68	7.85	0.68	15,135,808
The per-share weighted average grant-date fair value of share options granted during the year ended December 31, 2025 was £15.28.
As of December 31, 2025, approximately £917,809 of unrecognized compensation cost related to the staff options is expected to be recognized over the remaining requisite service period.

Director Options

During the year ended December 31, 2025, the Company granted share options to certain members of the Board of Directors and other senior individuals associated with the Company’s governance framework as part of its equity-based compensation arrangements designed to align incentives with long-term shareholder value creation and support the Company’s strategic oversight and development.

These share options were granted outside of the Employee Share Option Plan and were approved by the Board of Directors in accordance with the Company’s equity compensation arrangements. The awards were fully vested on the grant date.

These awards are accounted for as equity-classified share-based compensation within the scope of ASC 718. Because the awards were fully vested at the grant date, the related compensation cost was recognized in full on the grant date based on the grant-date fair value of the options.

Director Option Activity

A summary of the activity with respect to, and status of, share options during the year ended December 31, 2025 is presented below:

	Outstanding Options	Weighted Average Exercise Price per Share (£)	Weighted Average Remaining Contractual Term	Weighted Average Remaining Vesting Term	Aggregate Intrinsic Value (£)
Outstanding December 31, 2024	863,784	4.85	-	-	14,606,587
Expired	(863,784)
Granted	863,784	3.66
Outstanding December 31, 2025	863,784	3.66	4.51	-	57,769,874

Exercisable at December 31, 2025	863,784	3.66	4.51	-	57,769,874
Unvested at December 31, 2025	—	-		-	-

During the year ended December 31, 2025, previously outstanding director share options totaling 863,784 options expired and new option awards for the same number of shares were granted. The new awards were issued on substantially the same terms as the expired options, other than a reduction in the exercise price from £4.85 per share to £3.66 per share. The replacement awards were fully vested at the grant date and remain exercisable as of December 31, 2025.
Management evaluated the expiry of the original awards and the issuance of the replacement awards in accordance with ASC 718 and concluded that the replacement awards represented new grants issued following the expiry of the original options. The fair value of the replacement awards was measured at the grant date in accordance with ASC 718.

The per-share weighted average grant-date fair value of Director options granted during the year ended December 31, 2025 was £17.36.

As of December 31, 2025, there was no unrecognized compensation cost related to the Director options as they were fully vested at grant date.

Valuation of Share Options

The fair value of share options granted to employees, consultants and directors is estimated at the grant date using the Black-Scholes option pricing model. Share-based compensation expense related to share options is recognized based on the grant-date fair value of the awards and is recognized over the requisite service period, generally ranging from one to four years.
The Black-Scholes option pricing model requires management to make assumptions regarding expected volatility, expected term, risk-free interest rates and expected dividends. Expected volatility is estimated based on historical share price volatility of guideline public companies over a period consistent with the expected term of the awards. The expected term represents the period over which the options are expected to remain outstanding and is estimated based on the contractual term and other relevant factors, including the relationship between the exercise price and the estimated fair value of the underlying shares at the grant date. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with maturities consistent with the expected term of the awards. The Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future; therefore, an expected dividend yield of zero was assumed.

The following weighted-average assumptions were used for grants issued during 2025 and 2024 under the ASC 718 requirements, there were no options granted in 2024:

	2025	2024
Share price	£5.46	£—
Weighted average risk-free rate	3.95%	—%
Weighted average volatility	50.0%	—%
Remaining term	6.25	0.00
Determination of Fair Value of Ordinary Shares prior to Listing
Prior to the Company’s direct listing on the Nasdaq Capital Market on November 14, 2025, the fair value of the Company’s ordinary shares was determined using valuation techniques consistent with the income approach, including discounted cash flow methodologies. These valuation techniques incorporated significant assumptions, including projected revenue growth, operating costs, working capital requirements, discount rates and broader market conditions. Because the majority of inputs used in these valuation models were unobservable, the resulting fair value measurements were classified as Level 3 within the fair value hierarchy described in ASC 820.

Following the Company’s direct listing, the fair value of ordinary shares is determined with reference to the quoted market price of the Company’s Class A ordinary shares.

Performance Incentive Grants

On October 14, 2025, the Company granted Performance Incentive Grants (“PIG Awards”) to certain executive directors and senior management, including John Foley, Paul Teasdale and John Garner. The awards were designed to align executive incentives with long-term shareholder value creation and vest upon achievement of specified Company valuation milestones.

The PIG Awards contain market-based vesting conditions linked to the Company achieving specified equity valuation thresholds ranging from $500 million to $1 trillion. Vesting occurs upon achievement of each applicable valuation milestone, subject to continued service through the applicable vesting date unless otherwise provided in the award agreements.

During the year ended December 31, 2025, valuation milestones associated with the $500 million, $1 billion, $2 billion and $5 billion targets were achieved. As a result, compensation cost associated with those tranches was recognized during the period in accordance with ASC 718.

The $10 billion and the $1 trillion valuation milestones had not been achieved as of December 31, 2025. Remaining compensation cost of £100,713 associated with these tranches continues to be recognized over the remaining derived service period.

Share-based compensation expense recognized during the year ended December 31, 2025 related to the PIG Awards by valuation milestone was as follows:

Valuation Milestone (Millions)	2025
$500	£18,789,869
$1,000	£13,810,412
$2,000	£2,537,629
$5,000	£716,121
$10,000	£5,056
$1,000,000	£-
Total	£35,859,087

Because the vesting conditions associated with the PIG Awards represent market conditions as defined in ASC 718, compensation cost is recognized over the derived service period determined using a Monte Carlo simulation model. Compensation cost is recognized regardless of whether the market condition is ultimately satisfied, provided the applicable service condition is met.

The grant-date fair value of the PIG Awards was estimated using a Monte Carlo simulation model that incorporated assumptions regarding expected volatility, expected time to achievement of valuation targets, risk-free interest rates and other relevant market inputs. The derived service periods determined using the Monte Carlo model ranged between approximately 1.6 years and 4.5 years depending on the applicable valuation milestone.

The PIG Awards were granted to members of executive management and are included within related-party disclosures presented in Note 8 - Related Parties.

For the years ended December 31, 2025 and 2024, the Company recorded the following share-based compensation expense relating to performance incentive grants, share options and contingent shares:

	Year ended December 31,
	£2025	2024
ShareBack program	1,037,552	5,593,851
Employee Share Option Plan	390,043	130,153
Sales and marketing	-	118,536
Director options	17,420,942	-
Performance incentive grants	35,859,087	-
Total share-based compensation expense	54,707,624	5,842,540

As of December 31, 2025 the Company has approximately £955,111 in unrecognized share compensation expense related to service-based awards is expected to be recognized over a weighted-average remaining period of approximately 3.54 years.
Note 10 - SHAREHOLDERS’ EQUITY
Ordinary Shares
The Company is authorized to issue an unlimited number of no par value Class A ordinary shares.
As of December 31, 2025 and 2024, the Company had 10,963,783 and 7,985,717 no par value ordinary shares issued, and outstanding, respectively. During the year ended December 31, 2025, the Company had convertible debt convert into equity, see Note 7 - Debt.

Class B Ordinary Shares Held by the WeShop Community Trust

During the year ended December 31, 2025, the Company issued 12,500,000 Class B ordinary shares to the WeShop Community Trust. These shares are held by the Trust to facilitate settlement of Contingent Shares issued under the Company’s ShareBack program (see Note 9 – Share-Based Compensation).

The Class B ordinary shares held by the WeShop Community Trust are issued and outstanding but are held solely for the purpose of facilitating future settlement of ShareBack awards. These shares are not considered outstanding for purposes of earnings per share until such time as they are delivered to users upon redemption of Contingent Shares.

Share Consolidation

On October 22, 2025, the Company effected a 4-for-1 share consolidation. All share and per-share amounts presented in the consolidated financial statements have been adjusted retrospectively to reflect the impact of the share consolidation.

Nasdaq Direct Listing

On November 14, 2025, the Company’s Class A ordinary shares commenced trading on the Nasdaq Capital Market under the ticker symbol “WSHP”. The listing occurred through a direct listing and did not involve the issuance of new shares by the Company.
Note 11 - WARRANTS
At December 31, 2025, the Company had 37,500 common stock warrants outstanding to purchase shares of its common stock with an exercise price of £12.00 per share. These warrants expire on March 28, 2027.
The warrants were issued during the year ended December 31, 2024 to third-party investors in connection with their participation in broader financing support arrangements relating to WeCap plc, which in turn provided funding to the Company. The warrants were not issued in exchange for employee or non-employee services and do not represent share-based compensation arrangements within the scope of ASC 718.

Management evaluated the warrants under ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Contracts in Entity’s Own Equity, and concluded that the warrants represent freestanding equity-classified instruments indexed to the Company’s own stock and are appropriately classified within shareholders’ equity.

Because the warrants are exercisable for a fixed number of shares at a fixed exercise price and do not include service-based vesting conditions or provisions requiring cash settlement by the Company, no liability recognition or subsequent fair value remeasurement is required. Additionally, as the warrants were not issued in exchange for goods or services and did not represent a financing transaction requiring allocation of proceeds, no share-based compensation expense or other issuance-date accounting entry was recognized in the consolidated financial statements in connection with the issuance of the warrants.

The warrants became exercisable following completion of a contractual restriction period and remain exercisable through their contractual term unless exercised or otherwise expired. As of December 31, 2025, all warrants remained outstanding.

Note 12 - COMMITMENTS AND CONTINGENCIES
Litigation
From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. The Company evaluates the status of any such matters to assess whether a loss is probable or reasonably possible and whether accruals or disclosures are required in accordance with ASC 450, Contingencies.
As of December 31, 2025 and 2024, the Company was not party to any material legal proceedings, and management does not believe that any currently known claims or proceedings, individually or in the aggregate, will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Legal expenses related to defense, negotiations, settlements, rulings and advice of outside legal counsel are expensed as incurred.
Note 13 - INCOME TAXES
The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply in the periods in which those temporary differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized.
The Company operates through entities located in multiple jurisdictions, including Jersey, the British Virgin Islands, and the United Kingdom. The British Virgin Islands does not impose corporate income taxes on the Company. The Jersey entity is subject to a headline corporate income tax rate of 0%.

No income tax expense was recorded for the years ended December 31, 2025 and 2024 due primarily to operating losses incurred in the United Kingdom and the establishment of a full valuation allowance against deferred tax assets.

Provision for income taxes

No provision for current or deferred income taxes was recognized for the years ended December 31, 2025 and 2024. This reflects the Company’s operating losses in taxable jurisdictions, primarily the United Kingdom, together with the recognition of a full valuation allowance against deferred tax assets arising from those losses.

Income (loss) before income taxes by jurisdiction

Income (loss) before income taxes from continuing operations is summarized below:

	£2025	2024
Domestic	(61,780,879)	(11,947,917)
Foreign	(1,532,561)	(373,834)
	(63,313,440)	(12,321,751)

Domestic income (loss) before income taxes relates to the Company’s parent entity. Foreign income (loss) before income taxes relates to the Company’s United Kingdom subsidiary.

Reconciliation of statutory tax rate to effective tax rate

The difference between the total provision for income taxes and the amount computed by applying the Jersey statutory income tax rate to the loss before income taxes is as follows:

	£2025	2024
Income tax (provision) / benefit 0%	—	—
Effects of:
United Kingdom (profit) / loss	291,187	71,028
Deferred tax asset valuation allowance	(291,187)	(71,028)
Income tax expense	—	—

This reconciliation primarily reflects losses generated in jurisdictions outside Jersey and the establishment of valuation allowances against deferred tax assets arising from those losses.

Deferred tax assets

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	£2025	2024
Deferred tax assets
Net operating loss carryforwards	362,215	71,028
Total gross deferred tax assets	362,215	71,028
Valuation allowance	(362,215)	(71,028)
Net current deferred tax assets	—	—

Deferred tax assets currently relate primarily to United Kingdom net operating loss carryforwards, which may generally be carried forward indefinitely, subject to applicable utilization limitations.

Management assesses available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the two-year period ended December 31, 2025 in respect of the United Kingdom operations.

Based on this evaluation, as of December 31, 2025 and 2024, a full valuation allowance has been recorded against the Company’s deferred tax assets. The Company will continue to reassess the realizability of deferred tax assets in future reporting periods.

Net operating loss carryforwards

As of December 31, 2025, the Company had net operating loss carryforwards in the United Kingdom available to offset future taxable income. United Kingdom losses may generally be carried forward indefinitely, subject to applicable utilization limitations.

Unrecognized tax benefits

As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits.

Cash taxes paid

The Company did not pay income taxes, net of refunds, during the year ended December 31, 2025.
Note 14 - SUBSEQUENT EVENTS
The Company evaluated subsequent events through, the date the consolidated financial statements were available to be issued, in accordance with ASC 855, Subsequent Events.

On January 16, 2026, the Company received an additional advance of £250,000 from Hawk Investment Holdings Limited under its existing loan arrangements. Following this advance, the aggregate principal amount outstanding under the loan increased to £833,333. The additional advance provided incremental working capital to support the Company’s ongoing operations and development activities.

Subsequent to December 31, 2025, certain holders of the Company’s Performance Incentive Grants exercised vested awards resulting in the issuance of 315,889 Class A ordinary shares and aggregate proceeds to the Company of approximately $3 million. Proceeds from these exercises were received between January 30, 2026 and April 29, 2026 and are intended to support the Company’s working capital requirements and general corporate purposes.

Other than as described above, the Company did not identify any subsequent events requiring adjustment to or disclosure in the consolidated financial statements.

Item 18. Exhibits
(a)The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

3.1**
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 13, 2025).

4.1**
Publisher Service Agreement between WeShop Holdings Limited and Awin AG, dated as of March 25, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-290275) filed with the SEC on September 15, 2025).

4.2**
Partner User Agreement between WeShop Holdings Limited and Impact Radius, dated as of February 22, 2021 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-290275) filed with the SEC on September 15, 2025).

4.3**
Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-290275) filed with the SEC on September 15, 2025).

4.4**	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A (File No. 333-290275) filed with the SEC on October 17, 2025).
4.5**
Shareback Agreement, dated October 16, 2025, by and among WeShop Holdings Limited and WeShop Community Trust (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A (File No. 333-290275) filed with the SEC on October 17, 2025).

4.6**
The WeShop Community Trust Agreement, dated October 14, 2025, between WeShop Holdings Limited, as Grantor, and JTC Trust Company (Delaware) Limited, as Trustee (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1/A (File No. 333-290275) filed with the SEC on October 17, 2025).

8.1**
List of Subsidiaries of WeShop Holdings Limited (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1/A (File No. 333-290275) filed with the SEC on October 17, 2025).

10.1**#	2022 Employee Share Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1/A (File No. 333-290275) filed with the SEC on October 17, 2025).
10.2*#	Performance Incentive Grant of John Foley for WeShop Holdings Limited
10.3*#	Performance Incentive Grant of John Garner for WeShop Holdings Limited
10.4*#	Performance Incentive Grant of Paul Teasdale for WeShop Holdings Limited
11.1*	Code of Conduct of WeShop Holdings Limited
11.2*	Insider Trading Policy of WeShop Holdings Limited
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Independent Registered Public Accounting Firm (WithumSmith+Brown, PC)
97.1*	Clawback Policy of WeShop Holdings Limited
101. INS*	Inline XBRL Instance Document
101. SCH*	Inline XBRL Taxonomy Extension Schema Document
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data Filed (embedded within the Inline XBRL document)

________________________________________________________
* Filed herewith
† Furnished herewith
**Previously filed
#Indicates management contract or compensatory plan

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

WeShop Holdings Limited
April 30, 2026
	By:	/s/ Paul Ellerbeck
	Name:	Paul Ellerbeck
	Title:	Chief Executive Officer and Director