Form 20-F/A
period 2025-12-31
WeShop Holdings Ltd
filed 2026-09-28
CIK 2048271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

WeShop Holdings Limited

(Exact name of registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Hawk House, 22 The Esplanade

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

Class A ordinary shares, no par value (as of March 31, 2026)	10,963,783
Class B ordinary shares, no par value (as of March 31, 2026)	12,500,000

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☒

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

Yes ☐ No ☒

1

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of WeShop Holdings Limited (the “Company”) for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on April 30, 2026 (the “Original Filing”).

The Company is filing this Amendment solely for the purpose of updating the disclosure in Item 16G of Part II of the Original Filing. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Item 16G of Part II of the Original Filing is hereby amended and restated in its entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including new certifications by the Company’s principal executive officer and principal financial officer as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act. Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequently to the date of the Original Filing.

2

Part II

Item 16G. Corporate Governance

As a company incorporated in the British Virgin Islands, we are governed by the BVI Business Companies Act, revised Edition 2020, and our Memorandum and Articles.

Further, as a foreign private issuer listed on the Nasdaq Capital Market, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, in lieu of certain Nasdaq corporate governance requirements that would otherwise apply to U.S. domestic issuers. For instance, in accordance with Nasdaq listing rules applicable to foreign private issuers, we do not maintain a separate nominations committee with a written charter that provides that director nominees be selected or recommended by a nominations committee composed entirely of independent directors or by a majority of independent directors, as would be required for a U.S. domestic issuer listed on Nasdaq. Instead, director nomination matters are considered by our board of directors as a whole. Further, as a foreign private issuer, we rely on, or intend to rely on, the following home country practice exemptions:

●	exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the Code of Ethics (although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption);

●	exemption from the Nasdaq rules and U.S. securities law applicable to domestic issuers pertaining to proxy solicitation, notice and mailing requirements (including the SEC’s notice-and-access framework), the requirement that annual and interim reports must be distributed to shareholders (including in connection with an annual meeting) or the requirement to hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end;

●	exemption from the Nasdaq rules application to domestic issuers permitting foreign private issuers to follow home-country corporate governance practices in connection with director independence (we are not required to have a majority of the board of directors be independent or have an audit committee composed of at least 3 directors, although we currently have an audit committee composed of 3 directors and all of the members of our audit committee are independent under applicable US securities laws), the selection of director nominees, the holding of regularly scheduled meetings with only independent directors present, and quorum requirements applicable to meetings of shareholders (WeShop’s minimum initial quorum requirement is 10% instead of 33.33%, as required for domestic issuers);

●	exemption from the Nasdaq rules applicable to domestic issuers relating to compensation matters, including a shareholder’s vote regarding equity-based compensation of officers, directors, employees or consultants, disclosure of individual compensation for the company’s directors and management, and obtaining shareholder approval in connection with the establishment of or amendment of certain equity compensation arrangements or in connection with the issuance of securities when a stock option or purchase plan is established or materially amended; and

●	exemption from the Nasdaq rules applicable to domestic issuers requiring issuers to obtain shareholder approval for certain issuances of securities, including the shareholder approval requirements under Nasdaq Rule 5635, such as (A) the requirement to obtain shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company, including (i) when any officer, director or substantial shareholder has a 5% or greater interest (or such persons collectively have a 10% or greater interest) in such transaction and the issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding ordinary shares or voting power of 5% or more, or (ii) when the issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding ordinary shares or voting power of 20% or more, (B) the requirement to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in our change of control, (C) the requirement to obtain shareholder approval in connection with the establishment of, or material amendments to, a stock option or purchase plan or other equity compensation arrangement pursuant to which shares may be acquired by officers, directors, employees or consultants, and (D) the requirement to obtain shareholder approval for a transaction at a price that is less than the lower of (i) the closing price of our ordinary shares immediately preceding the signing of a binding agreement related to such transaction, or (ii) the average closing price of our ordinary shares for the five trading days immediately preceding the signing of the binding agreement related to such transaction, and such transaction involves the sale, issuance or potential issuance of ordinary shares or securities convertible into or exercisable for ordinary shares, which alone or together with sales by officers, directors, or substantial shareholders, equals 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance.

We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq’s corporate governance listing standards applicable to U.S. domestic issuers.

3

Part III

Item 19. Exhibits

(a)	The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

* Filed herewith

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

WeShop Holdings Limited
September 28, 2026
	By:	/s/ Maria Weaver
	Name:	Maria Weaver
	Title:	Chief Executive Officer

5